   As Filed with the Securities and Exchange Commission on January 13, 1998
                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                               BB&T Corporation
            (Exact name of registrant as specified in its charter)


            North Carolina                             6060                      56-0939887
        (State or other jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
     of incorporation or organization)     Classification Code Number)      Identification Number)

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (910) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)


                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (910) 733-2180
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

     The Commission is requested to send copies of all communications to:

                   Douglas A. Mays                      Hugh T. Wilkinson
     Womble Carlyle Sandridge & Rice, PLLC     Elias, Matz, Tiernan & Herrick L.L.P.
            3300 One First Union Center               734 15th Street, N.W.
              301 South College Street                      12th Floor
         Charlotte, North Carolina 28202              Washington, D.C. 20005

                                ---------------
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.


     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title of each class                  Proposed maximum   Proposed maximum
   of securities to    Amount to be    offering price       aggregate             Amount of
    be registered       registered        per unit        offering price       registration fee
Common Stock,
  par value $5.00 per
  share(1)   .........  6,500,000              (2)         $  375,419,103(3)      $  31,842(4)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Each share of the registrant's common stock includes one preferred share purchase right.

(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($34.75) and low ($34.00) sales price of the common stock of Life Bancorp, Inc. on January 8, 1998 as reported on The Nasdaq National Market.
(4) Pursuant to Rule 457(b), the registration fee has been reduced by an amount equal to the fee of $78,907 paid upon the filing with the Commission of the preliminary proxy materials of Life Bancorp, Inc. on December 22,
    1997.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              LIFE BANCORP, INC.
                 109 East Main Street, Norfolk, Virginia 23510



                               January 16, 1998


Dear Shareholders:

     You are cordially invited to attend the special meeting of shareholders (the "Special Meeting") of Life Bancorp, Inc. ("Life"), to be held at the Norfolk Waterside Marriott located at 235 East Main Street, Norfolk, Virginia, on February 23, 1998 at 10:00 a.m., Eastern Time. At the Special Meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of October 29, 1997 (the "Reorganization Agreement"), by and among Life, BB&T Corporation, a North Carolina corporation ("BB&T"), and BB&T Financial Corporation of Virginia, a Virginia corporation and wholly owned subsidiary of BB&T ("BB&T Financial-VA"), and a related Plan of Merger (the "Plan of Merger"). Pursuant to the Reorganization Agreement and the Plan of Merger, Life will merge with and into BB&T Financial-VA (the "Merger"), and each share of common stock of Life ("Life Common Stock") will be converted into the right to receive shares of common stock of BB&T ("BB&T Common Stock") and cash in lieu of any fractional share. (As described in the accompanying Proxy Statement/Prospectus, each share of Life Common Stock will be converted into the right to receive a minimum of 0.58 shares of BB&T Common Stock, which amount may be increased to up to 0.60 shares of BB&T Common Stock and may be subject to possible additional upward adjustment.) BB&T Financial-VA will be the surviving corporation in the Merger, and shareholders of Life will become shareholders of BB&T. It is a condition to the Merger that the exchange of BB&T Common Stock solely for shares of Life Common Stock will be tax free to the shareholders of Life for federal income tax purposes.

     The Merger has been approved by your Board of Directors and is recommended by the Board to you for approval. The Board believes that the Merger is in the best interests of Life and its shareholders. Consummation of the Merger is subject to certain conditions, including approval of the Reorganization Agreement and the Plan of Merger by the Life shareholders, approval of the Merger by various regulatory agencies, and satisfaction or waiver of certain other contractual conditions.

     The enclosed Notice of Special Meeting and Proxy Statement/Prospectus contain important information concerning the Special Meeting and the proposed Merger, including details as to the determination of the consideration to be received in the Merger. Please carefully read these materials and thoroughly consider the information contained in them.

     Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, date and promptly return the enclosed proxy card to assure that your shares will be voted at the Special Meeting. If you attend the Special Meeting, you may vote in person regardless of whether you have previously submitted a proxy.

     The Board of Directors of Life unanimously approved the Reorganization Agreement and the Plan of Merger and believes that the Merger is fair to, and in the best interests of, the shareholders of Life. Accordingly, the Board of Directors of Life unanimously recommends that shareholders of Life vote "FOR" approval of the Reorganization Agreement and the Plan of Merger.


                                        Sincerely,



                                        /s/ Edward E. Cunningham
                                        EDWARD E. CUNNINGHAM
                                        Chairman, President and Chief Executive
                                        Officer

                              LIFE BANCORP, INC.
                 109 East Main Street, Norfolk, Virginia 23510



                   ----------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY 23, 1998
                   ----------------------------------------
TO THE SHAREHOLDERS OF LIFE BANCORP, INC.:

     NOTICE IS HEREBY GIVEN that the special meeting of shareholders (the "Special Meeting") of Life Bancorp, Inc., a Virginia corporation ("Life"), will be held at the Norfolk Waterside Marriott located at 235 East Main Street, Norfolk, Virginia, on February 23, 1998 at 10:00 a.m., Eastern Time, for the following purposes:

   1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of October 29, 1997 (the "Reorganization Agreement"), by and among Life, BB&T Corporation, a North Carolina corporation ("BB&T"), and BB&T Financial Corporation of Virginia, a Virginia corporation and wholly owned subsidiary of BB&T ("BB&T Financial-VA"), and a related Plan of Merger (the "Plan of Merger"), pursuant to which Life will merge with and into BB&T Financial-VA, and each share of common stock of Life will be converted into the right to receive shares of common stock of BB&T and cash in lieu of any fractional share. (As described in the accompanying Proxy Statement/Prospectus, each share of Life Common Stock will be converted into the right to receive a minimum of 0.58 shares of BB&T Common Stock, which amount may be increased to up to 0.60 shares of BB&T Common Stock and may be subject to possible additional upward adjustment.) A copy of the Reorganization Agreement and the Plan of Merger set forth therein is attached to the accompanying Proxy Statement/Prospectus as Appendix I.

   2. To transact such other business as may be properly brought before the Special Meeting or at any and all adjournments or postponements thereof.

     Shareholders of Life of record at the close of business on January 9, 1998 are entitled to notice of and to vote at the Special Meeting. You are cordially invited to attend the Special Meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.


                                        By Order of the Board of Directors




                                        /s/ Emily E. Steele
                                        EMILY E. STEELE
                                        Secretary
Norfolk, Virginia
January 16, 1998






PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                                PROXY STATEMENT
                              Life Bancorp, Inc.
                                ---------------
                                  PROSPECTUS
                               BB&T Corporation
                                 COMMON STOCK
     This Proxy Statement/Prospectus is being furnished to the holders of the common stock of Life Bancorp, Inc., a Virginia corporation ("Life"), in connection with the solicitation of proxies by the Board of Directors of Life (the "Life Board") for use at the special meeting of shareholders of Life, or any adjournment or postponement thereof (the "Special Meeting"), to be held at the Norfolk Waterside Marriott located at 235 East Main Street, Norfolk, Virginia, on February 23, 1998 at 10:00 a.m., Eastern Time. At the Special Meeting, the shareholders of Life will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, dated as of October 29, 1997 (the "Reorganization Agreement"), among Life, BB&T Corporation, a North Carolina corporation ("BB&T"), and BB&T Financial Corporation of Virginia, a Virginia corporation and a wholly owned subsidiary of BB&T ("BB&T Financial-VA"), a copy of which is attached hereto as Appendix I, and the related Plan of Merger (the "Plan of Merger"), a copy of which appears as Exhibit A to the form of Articles of Merger attached as Annex A to the Reorganization Agreement. See "SPECIAL MEETING OF SHAREHOLDERS."

     The Reorganization Agreement and the Plan of Merger provide for the merger of Life with and into BB&T Financial-VA (the "Merger"). As a result of the Merger, each issued and outstanding share of Life Common Stock will be converted into and exchanged for shares of BB&T Common Stock and cash in lieu of any fractional share. As described herein, each share of Life Common Stock will be converted into the right to receive a minimum of 0.58 shares of BB&T Common Stock, which amount may be increased to up to 0.60 shares of BB&T Common Stock and may be subject to possible additional upward adjustment (the "Exchange Ratio"). The Exchange Ratio is adjustable upward in excess of 0.60 only if certain conditions are met concerning the reported price of BB&T Common Stock, and then only with the concurrence of BB&T. The Life Board has the right to elect to terminate the Reorganization Agreement if such conditions should occur, in which case the BB&T Board would be required to determine whether to proceed with the Merger at a higher Exchange Ratio. In making this determination, the principal factors the BB&T Board would consider include, without limitation, the projected effect of the Merger on BB&T's pro forma earnings and book value per share and whether BB&T's assessment of Life's earning potential as part of BB&T justifies the issuance of a greater number of BB&T's shares. If the BB&T Board should decline to adjust the Exchange Ratio, Life may elect to proceed without adjustment. In making such determination, the principal factors the Life Board would consider include, without limitation, whether the Merger remains in the best interest of Life and its shareholders, despite a decline in the BB&T Common Stock price, and whether the consideration to be received by the holders of Life Common Stock remains fair from a financial point of view. See "THE MERGER -- Exchange Ratio."

     This Proxy Statement/Prospectus also constitutes a prospectus of BB&T with respect to up to 6,500,000 shares of common stock, par value $5.00 per share, of BB&T ("BB&T Common Stock"), to be issued to holders of the outstanding shares of common stock, par value $0.01 per share, of Life ("Life Common Stock") in accordance with the Reorganization Agreement and the Plan of Merger. BB&T Common Stock is listed for trading on the New York Stock Exchange, Inc. (the "NYSE") under the trading symbol "BBK." On January 9, 1998, the last sale price of BB&T Common Stock as reported on the NYSE was $59.563. Life Common Stock is listed for trading on the Nasdaq National Market under the trading symbol "LIFB." On January 9, 1998, the last sale price of Life Common Stock as reported on the Nasdaq National Market was $34.00. On October 28, 1997, the last trading day before Life announced that it had entered into the Reorganization Agreement, the last reported sale price of Life Common Stock on the Nasdaq National Market was $23.625.

     This Proxy Statement/Prospectus, the Notice of Special Meeting, and the accompanying proxy card are first being mailed to the shareholders of Life on or about January 16, 1998.

   NEITHER THE MERGER NOR THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF BB&T COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF BB&T AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENT AGENCY.

        The date of this Proxy Statement/Prospectus is January 12, 1998

                             AVAILABLE INFORMATION

     BB&T and Life are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including BB&T and Life.

     Shares of BB&T Common Stock and Life Common Stock are, respectively, listed on the NYSE and traded on the Nasdaq National Market, and proxy statements, reports and other information concerning BB&T and Life can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, respectively.

     BB&T has filed a Registration Statement on Form S-4 (together with all amendments, exhibits, and schedules thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of BB&T Common Stock to be issued in the Merger. This Proxy Statement/Prospectus does not include all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules, and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/ Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

     The information contained herein with respect to BB&T has been provided by BB&T, and the information contained herein with respect to Life before the Merger has been provided by Life.

     No person has been authorized to give any information or make any representation in connection with the solicitation of proxies or the offering of securities made hereby other than those contained or incorporated by reference in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by BB&T or Life. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities covered by this Proxy Statement/Prospectus or a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of BB&T or Life since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by BB&T with the Commission under the Exchange Act are incorporated herein by reference:

      (a) BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

      (b) BB&T's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

      (c) BB&T's Current Reports on Form 8-K, dated January 14, 1997, April 11, 1997, May 23, 1997, June 11, 1997, July 11, 1997, July 14, 1997, August 15,
   1997, August 15, 1997, October 15, 1997, October 30, 1997 and December 17, 1997;

      (d) BB&T's Registration Statement on Form 8-A, dated January 10, 1997, with respect to the adoption of its shareholder rights plan; and

      (e) The description of BB&T Common Stock in BB&T's registration statement filed under the Exchange Act with respect to BB&T Common Stock, including all amendments and reports filed for the purpose of updating such description.

     The following documents previously filed by Life with the Commission under the Exchange Act are incorporated herein by reference:

      (a) Life's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

      (b) Life's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

      (c) Life's Current Report on Form 8-K, dated November 10, 1997; and

      (d) The description of Life Common Stock in Life's registration statement filed under the Exchange Act with respect to Life Common Stock, including all amendments and reports filed for the purpose of updating such description.

     All documents filed by BB&T or Life pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and before the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. In particular, reference is made to BB&T's Current Report on Form 8-K dated August 15, 1997, which includes supplemental consolidated financial statements giving effect to the acquisition of United Carolina Bancshares Corporation consummated July 1, 1997 and accounted for as a pooling of interests. See "INFORMATION ABOUT BB&T -- UCB Merger."

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF LIFE COMMON STOCK, TO WHOM THIS PROXY STATEMENT/ PROSPECTUS HAS BEEN DELIVERED. REQUESTS FOR DOCUMENTS RELATING TO BB&T SHOULD BE DIRECTED TO INVESTOR RELATIONS, BB&T CORPORATION, 223 WEST NASH STREET, WILSON, NORTH CAROLINA 27893 OR TELEPHONE: (919) 246-4219. REQUESTS FOR DOCUMENTS RELATING TO LIFE SHOULD BE DIRECTED TO INVESTOR RELATIONS, LIFE BANCORP, INC., 109 EAST MAIN STREET, NORFOLK, VIRGINIA 23510 OR TELEPHONE: (757) 858-1136. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE RECEIVED BY FEBRUARY 16, 1998.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION  .............................................  i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE   ..................  i
SUMMARY ............................................................   1
 Special Meeting of Shareholders   .................................   1
 Parties to the Merger .............................................   1
 The Merger   ......................................................   2
 Comparative Market Prices and Dividends ...........................   6
 Selected Consolidated Financial Data ..............................   6
 Comparative per Share Data  .......................................   9
SPECIAL MEETING OF SHAREHOLDERS ....................................  10
 General   .........................................................  10
 Record Date, Voting Rights, and Vote Required .....................  10
 Voting and Revocation of Proxies  .................................  10
 Solicitation of Proxies  ..........................................  11
 Recommendation of Life Board   ....................................  11
THE MERGER .........................................................  12
 General   .........................................................  12
 Background of the Merger ..........................................  12
 Reasons for the Merger   ..........................................  13
 Opinion of Life's Financial Advisor  ..............................  14
 Exchange Ratio  ...................................................  17
 Exchange of Life Common Stock Certificates ........................  19
 The Reorganization Agreement   ....................................  20
 Interests of Certain Persons in the Merger ........................  24
 Regulatory Considerations   .......................................  27
 Certain Federal Income Tax Consequences of the Merger  ............  28
 Accounting Treatment  .............................................  29
 Issuance of Additional Shares of Life Common Stock  ...............  29
 The Option Agreement  .............................................  29
 Effect on Employees, Employee Benefit Plans and Stock Options   ...  31
 Restrictions on Resales by Affiliates   ...........................  33
INFORMATION ABOUT BB&T .............................................  34
 General   .........................................................  34
 Subsidiaries ......................................................  34
 UCB Merger   ......................................................  34
 Other Acquisitions ................................................  35
 Capital   .........................................................  35
 Deposit Insurance Assessments  ....................................  36
INFORMATION ABOUT LIFE .............................................  36
 General   .........................................................  36
 Acquisition of Seaboard Bancorp, Inc ..............................  37
 Insurance of Accounts .............................................  37
DESCRIPTION OF BB&T CAPITAL STOCK  .................................  37
 General   .........................................................  37
 BB&T Common Stock  ................................................  37
 BB&T Preferred Stock  .............................................  38
 Shareholder Rights Plan  ..........................................  38
 Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws  ...  40
COMPARISON OF SHAREHOLDERS' RIGHTS .................................  40
 Authorized Capital Stock ..........................................  41

 Directors  ............................................................... 41
 Dividends and Other Distributions  ....................................... 41
 Notice of Shareholder Nominations and Shareholder Proposals   ............ 42
 Exculpation and Indemnification .......................................... 42
 Mergers, Share Exchanges and Sales of Assets   ........................... 43
 Anti-takeover Statutes ................................................... 43
 Amendments to Articles of Incorporation and Bylaws   ..................... 44
 Shareholders' Rights of Dissent and Appraisal  ........................... 45
 Liquidation Rights  ...................................................... 46
LEGAL MATTERS  ............................................................ 46
EXPERTS  .................................................................. 46
SHAREHOLDER PROPOSALS   ................................................... 47
OTHER MATTERS  ............................................................ 47
Appendix I -- Agreement and Plan of Reorganization and the Plan of Merger
Appendix II -- Opinion of Sandler O'Neill & Partners, L.P.

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated by reference or otherwise referred to herein. Shareholders are urged to review carefully this entire Proxy Statement/Prospectus, including the Appendices hereto.


Special Meeting of Shareholders

     The Special Meeting will be held on February 23, 1998 at 10:00 a.m., Eastern Time, at the Norfolk Waterside Marriott located at 235 East Main Street, Norfolk, Virginia. At the Special Meeting, the shareholders of Life will vote upon a proposal to approve the Reorganization Agreement and the Plan of Merger attached hereto as Appendix I. On January 9, 1998, the record date for the Special Meeting (the "Record Date"), there were approximately 1,091 holders of record of the 9,847,581 shares of Life Common Stock then outstanding and entitled to vote at the Special Meeting.

     The affirmative vote of the holders of more than two thirds of the outstanding shares of Life Common Stock is required to approve the Reorganization Agreement and the Plan of Merger. As of the Record Date, directors and executive officers of Life and their affiliates beneficially owned 482,231 outstanding shares or 4.90% of the Life Common Stock entitled to vote at the Special Meeting, all of which are expected to be voted in favor of the Merger proposal. The Life Employee Stock Ownership Plan (the "Life ESOP") owned 8.28% of the outstanding shares of Life Common Stock as of the Record Date; these shares are voted pursuant to the instructions of the participants in such plan. The directors and executive officers of BB&T and their affiliates beneficially owned, as of the Record Date, a total of less than 1% of the outstanding shares of Life Common Stock. On the Record Date, BB&T and its subsidiaries owned and intended to vote on their own account or in fiduciary capacities a total of less than 1% of the outstanding shares of Life Common Stock. See "SPECIAL MEETING OF SHAREHOLDERS."


Parties to the Merger

     BB&T

     BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. BB&T's bank subsidiaries are Branch Banking and Trust Company ("BB&T-NC"), a North Carolina chartered bank that currently operates 358 banking offices throughout North Carolina; Branch Banking and Trust Company of South Carolina ("BB&T-SC"), a South Carolina chartered bank that currently operates 98 banking offices throughout South Carolina; Branch Banking and Trust Company of Virginia ("BB&T-VA"), a Virginia chartered bank that currently operates 22 banking offices in the Hampton Roads region of Virginia; Virginia First Savings Bank, F.S.B. ("VFSB"), a federally chartered savings bank that currently operates 24 banking offices in the south, central and southwestern regions of Virginia; and Fidelity Federal Savings Bank ("FFSB"), a federally chartered savings bank that currently operates seven banking offices in the Richmond, Virginia area.

     Effective July 1, 1997, United Carolina Bancshares Corporation, a bank holding company headquartered in Whiteville, North Carolina ("UCB"), merged with and into BB&T (the "UCB Merger"). Upon consummation of the UCB Merger, each share of the common stock of UCB ("UCB Common Stock") issued and outstanding at such time was converted into and exchanged for 1.135 shares of BB&T Common Stock. Approximately 27.7 million shares of BB&T Common Stock were issued in the UCB Merger. Through its two bank subsidiaries, United Carolina Bank and United Carolina Bank of South Carolina, UCB operated 153 banking offices in 89 communities in North Carolina and South Carolina. United Carolina Bank and United Carolina Bank of South Carolina were merged into BB&T-NC and BB&T-SC, respectively, on September 19, 1997. For additional information about the UCB Merger, see "INFORMATION ABOUT BB&T -- UCB Merger."

     The mailing address and telephone number of BB&T's principal executive offices are 200 West Second Street, Winston-Salem, North Carolina 27101, (910) 733-2000. Additional information with respect to BB&T and its subsidiaries is included elsewhere in this Proxy Statement/Prospectus and in documents incorporated by reference in this Proxy Statement/ Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "INFORMATION ABOUT BB&T."

 BB&T Financial-VA

     BB&T Financial-VA is a Virginia corporation that serves as the holding company of BB&T-VA, VFSB and FFSB. BB&T Financial-VA is a wholly owned subsidiary of BB&T. In the Merger, Life will be merged with and into BB&T Financial-VA, and BB&T Financial-VA will be the surviving corporation. The mailing address and telephone number of BB&T Financial-VA's principal executive offices are 5101 Cleveland Street, Virginia Beach, Virginia 23462, (757) 456-1007.


     Life

     Life is a Virginia-chartered thrift holding company headquartered in Norfolk, Virginia. Substantially all of Life's operations are conducted through Life Savings Bank, FSB, a federal stock savings bank ("LSB"). LSB, which has been in business since 1935, converted from mutual to stock ownership in October 1994, and reorganized into the holding company form of organization with Life becoming the holding company for LSB. Life Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "LIFB."


     LSB operates 20 retail banking offices in its immediate market area -- South Hampton Roads, Virginia, which consists of the cities of Chesapeake, Norfolk, Portsmouth, Suffolk and Virginia Beach. Hampton, Newport News and Williamsburg are also a part of Hampton Roads, which, with 1.5 million residents, is the 4th largest metropolitan statistical area in the Southeast region of the United States and the 27th largest in the nation. LSB is the largest financial institution headquartered in Hampton Roads and the largest savings bank in Virginia.

     Through its retail banking offices, LSB delivers a wide range of banking products and services to meet the needs of individuals, businesses and organizations. LSB attracts retail deposits from the general public and the business community through a variety of deposit products. Deposits are insured by the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation, within applicable limits. LSB's lending activities focus on meeting the needs of individuals and businesses in its market area by offering permanent and construction residential loans, second mortgages and equity lines of credit, consumer loans, commercial real estate and business loans, and lines of credit.


The Merger

     General

     At the effective time of the Merger (the "Effective Time"), Life will be merged with and into BB&T Financial-VA, and BB&T Financial-VA will be the surviving corporation in the Merger. Following the Merger, BB&T Financial-VA will remain a wholly owned subsidiary of BB&T. It is expected that LSB will be merged into BB&T-VA during 1998, with BB&T-VA as the surviving entity (the "LSB Bank Merger").


     Exchange Ratio

     Upon consummation of the Merger, each share of Life Common Stock outstanding at the Effective Time will be converted into the right to receive between 0.58 and 0.60 shares of BB&T Common Stock, subject to possible upward adjustment as described in the following paragraph. The Exchange Ratio will be determined by reference to the average closing price of BB&T Common Stock on the NYSE for the ten trading days immediately preceding the tenth calendar day preceding the Effective Time (the "Closing Value"). The Exchange Ratio has been initially set at 0.58 shares of BB&T Common Stock per share of Life Common Stock; however, if the implied market value (based on the Closing Value) of the BB&T Common Stock to be received for each share of Life Common Stock, using an Exchange Ratio of 0.58, is less than $33.00 (i.e., if the Closing Value is less than $56.90), then the Exchange Ratio will be increased to the lesser of (i) the amount necessary to increase the implied market value to $33.00 or (ii)
0.60 shares of BB&T Common Stock per share of Life Common Stock.

     In the event that both:

      (1) the implied market value (based on the Closing Value) of the BB&T Common Stock to be received for each share of Life Common Stock, using an Exchange Ratio of 0.60 shares of BB&T Common Stock per share of Life Common Stock, is less than $27.00 (i.e., the Closing Value is less than $45.00), and

      (2) (i) the amount obtained by dividing the Closing Value by $54.875 (the closing price of BB&T Common Stock on October 28, 1997) is less than (ii) 90% of the amount obtained by dividing the weighted average of the closing prices of a specified index of 17 bank stocks on the tenth calendar day preceding the date designated by BB&T as the closing date of the Merger by the weighted average of the closing prices of such stocks on October 29, 1997, then Life would have the right to terminate the Reorganization Agreement unless BB&T elects to increase the Exchange Ratio so that holders of Life Common Stock would receive consideration having an implied market value (based on the Closing Value) of $27.00 per share of Life Common Stock. Under no circumstances would the Exchange Ratio be less than 0.58 shares of BB&T Common Stock for each share of Life Common Stock.

     No fractional shares of BB&T Common Stock will be issued in the Merger. Holders of Life Common Stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying the fractional part of such share of BB&T Common Stock by the Closing Value. See "THE MERGER -- Exchange Ratio."


     Effective Date and Time of the Merger

     The Merger will be effective on the date and at the time specified in the Articles of Merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. Assuming the Reorganization Agreement and the Plan of Merger are approved by Life shareholders at the Special Meeting, it is currently anticipated (although there can be no assurance) that the Articles of Merger will be filed on or about February 27, 1998 and the consummation of the Merger will occur on or about March 1, 1998. See "THE MERGER -- The Reorganization Agreement -- Effective Date and Time of the Merger."


     Recommendation of Life Board; Reasons for the Merger

     The Life Board has unanimously approved the Reorganization Agreement and the Plan of Merger and the transactions contemplated thereby. The Life Board believes that the Merger is in the best interests of Life and its shareholders and unanimously recommends that the shareholders of Life vote "FOR" approval of the Reorganization Agreement and the Plan of Merger. For further discussion of the factors considered by the Life Board in reaching its conclusions, see "THE MERGER -- Background of the Merger" and " -- Reasons for the Merger."



     Opinion of Life's Financial Advisor

     Life has retained Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") to act as its financial advisor in connection with the Merger, and Sandler O'Neill has rendered its opinion to the Life Board that, as of the date of such opinion, the consideration to be received in the Merger is fair to the shareholders of Life from a financial point of view. The full text of the Sandler O'Neill opinion, dated as of the date hereof, is set forth as Appendix II to this Proxy Statement/Prospectus, and should be read in its entirety with respect to the assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering such opinion. See "THE MERGER -- Opinion of Life's Financial Advisor."


     Conditions to the Merger

     The consummation of the Merger is subject to various conditions, including the approval of the Reorganization Agreement and the Plan of Merger by the shareholders of Life, receipt of necessary regulatory approvals, receipt of a legal opinion regarding the tax consequences of the Merger and other customary conditions to closing. See "THE MERGER -- The Reorganization Agreement -- Conditions to the Merger."


     Waiver; Amendment; Termination; Expenses

     Before the Effective Time, any provision of the Reorganization Agreement (except with respect to any required regulatory approval) may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by mutual agreement of the parties, except that after the Special Meeting the consideration to be received by the Life shareholders for each share of Life Common Stock may not thereby be decreased.

     The Reorganization Agreement may be terminated and the Merger abandoned
(a) by the mutual consent of the parties, (b) by either party if the other party materially breaches any of its covenants or agreements contained in the Reorganization Agreement and fails to cure by the earlier of 30 days after notice of such breach and the Effective Time, (c) by either party in the event of an inaccuracy of any representation or warranty of the other party contained in the Reorganization Agreement that would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in the Reorganization Agreement (see "THE MERGER -- The Reorganization Agreement -- Conditions to the Merger") and such inaccuracy has not been cured by the earlier of 30 days after notice of such inaccuracy and the Effective Time, (d) by either party in the event that the Merger is not consummated by July 31, 1998 and the party seeking to terminate has not breached its representations, warranties, covenants or undertakings in the Reorganization Agreement, or (e) by either party, in the event (i) any of the regulatory approvals required for consummation of the Merger and the other transactions contemplated by the Reorganization Agreement have been denied and the time period for appeals and requests for reconsideration have run, (ii) the required shareholder approval is not obtained at the Special Meeting or (iii) any of the other conditions precedent to the obligations of the other party cannot be satisfied or fulfilled before the scheduled date of the closing of the transactions contemplated by the Reorganization Agreement (the "Closing Date") and the party seeking to terminate has not breached its representations, warranties, covenants or undertakings in the Reorganization Agreement. In addition, the Reorganization Agreement may be terminated by the Life Board if certain conditions concerning the trading price of BB&T Common Stock are met, unless BB&T in turn determines to increase the Exchange Ratio. See "THE MERGER -- Exchange Ratio."

     Each party to the Reorganization Agreement will bear all expenses incurred by it in connection with the Reorganization Agreement and the transactions contemplated thereby, except that printing expenses and Commission registration fees will be borne 50% by BB&T and 50% by Life. See "THE MERGER -- The Reorganization Agreement -- Waiver; Amendment; Termination; Expenses."



     Interests of Certain Persons in the Merger

     Pursuant to the Reorganization Agreement, Edward E. Cunningham, President, Chief Executive Officer and Chairman of Life, Tollie W. Rich, Jr., Executive Vice President and Chief Operating Officer of Life, and five other members of the management of Life will enter into employment agreements with BB&T-VA on the Effective Date that provide for employment until up to June 30, 2003 and severance payments and other benefits upon the occurrence of a merger or other change in control of BB&T after the Merger. The Reorganization Agreement also provides that certain directors of Life will serve as directors of BB&T-VA or members of BB&T-VA's advisory board after the Merger. The Reorganization Agreement further obligates BB&T to indemnify the directors and officers of Life after the Merger against certain liabilities arising before the Merger and obligates BB&T to obtain directors' and officers' liability insurance for the benefit of Life's directors and officers covering periods before and after the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger."


     Regulatory Considerations

     The Merger must be approved by the Bureau of Financial Institutions of the State Corporation Commission of the Commonwealth of Virginia (the "BFI") under the Virginia Savings Institutions Act. BB&T also must provide notice of the Merger to the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act and the Federal Reserve's Regulation Y thereunder. The LSB Bank Merger, which is expected to occur during 1998, must be approved by the Federal Deposit Insurance Corporation (the "FDIC") under the Bank Merger Act and by the BFI under the Virginia Savings Institutions Act. LSB must provide notice of the LSB Bank Merger to the Office of Thrift Supervision ("OTS") under its regulations. The required applications and notices relating to the Merger were submitted to the appropriate regulatory authorities in December 1997, and it is anticipated that the required applications relating to the LSB Bank Merger will be submitted to the appropriate regulatory authorities during the first quarter of 1998. See "THE MERGER -- Regulatory Considerations."


     Shareholders' Rights of Dissent and Appraisal

     Pursuant to the Virginia Stock Corporation Act (the "VSCA"), holders of Life Common Stock do not have dissenters' or appraisal rights in connection with the Merger because as of the Record Date shares of Life Common Stock were listed on the Nasdaq National Market and because the shares of BB&T Common Stock to be received in the Merger are listed on the NYSE. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Shareholders' Rights of Dissent and Appraisal -- Life."



     Certain Federal Income Tax Consequences

     The Merger has been structured to qualify as a nontaxable transaction under the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to the Merger that Life and BB&T receive an opinion from Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that no gain or loss will be recognized by reason of the Merger by the holders of Life Common Stock to the extent that such shareholders exchange shares of Life Common Stock for shares of BB&T Common Stock (gain or loss will be recognized with respect to cash received in lieu of a fractional share). See "THE MERGER -- Certain Federal Income Tax Consequences of the Merger."


     Accounting Treatment

     The Merger is intended to be accounted for as a pooling of interests under generally accepted accounting principles. It is a condition to the Merger that BB&T receive letters from Arthur Andersen LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment. Because of repurchases by Life of Life Common Stock during 1996 and 1997,

Life intends to issue and sell up to 200,000 additional shares of Life Common Stock prior to the Effective Time in order to allow the Merger to be accounted for as a pooling of interests. See "THE MERGER -- Accounting Treatment" and " -- Issuance of Additional Shares of Life Common Stock"



     Comparison of Shareholders' Rights

     The rights of the shareholders of Life currently are determined by the VSCA, the Articles of Incorporation of Life (the "Life Articles") and the Bylaws of Life (the "Life Bylaws"). At the Effective Time, the shareholders of Life will become shareholders of BB&T. Their rights as shareholders will then be determined by the North Carolina Business Corporation Act (the "NCBCA"), the Articles of Incorporation of BB&T (the "BB&T Articles") and the Bylaws of BB&T (the "BB&T Bylaws"). See "DESCRIPTION OF BB&T CAPITAL STOCK" and "COMPARISON OF SHAREHOLDERS' RIGHTS."


     Option Agreement

     As a condition to BB&T entering into the Reorganization Agreement and to increase the probability that the Merger will be consummated, BB&T and Life entered into an Option Agreement, dated as of October 29, 1997 (the "Option Agreement"), pursuant to which BB&T was granted an option to purchase up to 1,959,668 shares of Life Common Stock (approximately 19.9% of the number of shares of Life Common Stock currently outstanding), subject to adjustment, at an exercise price of $24.75 per share (the "Option"). The exercise of the Option is permitted only upon the occurrence of certain events that generally relate to an acquisition of control of Life, or the public offer or announcement of such an acquisition of control, by a party other than BB&T, or upon the acquisition by a third party of, or an offer or an announcement of an intention by a third party to acquire, a significant interest in the equity or assets of Life. The Option is not presently exercisable. See "THE MERGER -- The Option Agreement."


     Effect on Employees, Employee Benefit Plans and Stock Options

     Each employee of Life or any of its subsidiaries at the time of the Merger who becomes, immediately following the Merger, an employee of BB&T or one of its subsidiaries will be eligible to receive benefits comparable to those provided to similarly situated employees of BB&T or the subsidiary in question. BB&T will merge the 401(k) plan of Life with the 401(k) plan maintained by BB&T and its subsidiaries, and the account balances of the employees who are participants in the Life plan will be transferred to accounts under the BB&T 401(k) plan. BB&T also intends to terminate Life's Employee Stock Ownership Plan and its Recognition and Retention Plan and distribute the assets of these plans to grant recipients. At the time of the Merger, all rights with respect to Life Common Stock outstanding at the Effective Time pursuant to stock options granted by Life under the existing stock option plan of Life, whether or not exercisable, will be converted into and become options with respect to BB&T Common Stock on a basis that reflects the Exchange Ratio. See "THE MERGER -- Exchange Ratio" and " -- Effect on Employees, Employee Benefit Plans and Stock Options."

Comparative Market Prices and Dividends

     BB&T Common Stock is listed on the NYSE under the symbol "BBK." Life Common Stock is included in the Nasdaq National Market under the symbol "LIFB." The following table sets forth, for the periods indicated, the high and low closing sales price of BB&T Common Stock and Life Common Stock on the NYSE Composite Transactions List and the Nasdaq National Market, respectively, and cash dividends paid per share. The prices do not include retail markups, markdowns or commissions.



                                                    BB&T                              Life
                                     ---------------------------------- --------------------------------
                                                           Cash                                Cash
                                      High      Low      Dividend        High      Low      Dividend(1)
                                     --------- --------- -------------- --------- --------- ------------
Quarter Ended
 March 31, 1998 (through January 9)   $ 63.13   $ 59.56    $   .31(2)    $ 36.13   $ 34.00     $  (3)
Quarter Ended
 March 31, 1997   ..................    40.75     35.25        .27         21.00     16.75     .11
 June 30, 1997 .....................    47.13     35.75        .27         26.13     16.88     .12
 September 30, 1997  ...............    55.13     45.31        .31         26.63     23.63     .12
 December 31, 1997   ...............    65.00     51.94        .31         36.63     23.63     .12
   For year 1997  ..................    65.00     35.25       1.16         36.63     16.75     .47
Quarter Ended
 March 31, 1996   ..................    29.75     25.88        .23         15.00     14.13     .11
 June 30, 1996 .....................    31.75     28.88        .23         14.63     14.00     .11
 September 30, 1996  ...............    33.88     28.63        .27         16.13     14.13     .11
 December 31, 1996   ...............    36.75     33.38        .27         18.38     16.13     .11
   For year 1996  ..................    36.75     25.88       1.00         18.38     14.00     .44

---------
(1) For information with respect to provisions in the Reorganization Agreement relating to Life's ability to pay dividends on Life Common Stock prior to the Effective Time, see "THE MERGER -- The Reorganization Agreement -- Conduct of Life's and BB&T's Business Prior to the Effective Time."

(2) Payable on February 2, 1998.

(3) The Life Board currently anticipates declaring a regular quarterly dividend of $.12 on January 26, 1998, which would be payable at the end of February to holders of record of Life Common Stock on February 13, 1998.

     The following table sets forth the last reported sales price for shares of BB&T Common Stock and Life Common Stock on October 28, 1997, the last trading day before the public announcement of the proposed Merger, and January 9, 1998, on the NYSE Composite Transactions List and the Nasdaq National Market, respectively. The Life Equivalent represents the last sales prices of a share of BB&T Common Stock on those dates multiplied by the Exchange Ratio that would be applicable if the price in question were the Closing Value. The Exchange Ratio may be subject to upward adjustment under certain circumstances. See "THE MERGER -- Exchange Ratio."



Date                       BB&T      Life     Life Equivalent
------------------------ --------- --------- ----------------
October 28, 1997  ......  $54.875   $23.625      $32.925
January 9, 1998   ......  $59.563   $34.00       $34.547

Selected Consolidated Financial Data

     The following tables set forth certain consolidated financial data of BB&T and Life for the five years ended December 31, 1996, and the nine months ended September 30, 1997 and September 30, 1996. The consolidated financial data for BB&T has been restated to include the accounts of UCB and its subsidiaries, which merged into BB&T on July 1, 1997 in a transaction accounted for as a pooling of interests. The following historical financial information has been derived from historical consolidated financial statements of BB&T and Life, respectively, and is qualified in its entirety by, and should be read in conjunction with, such historical consolidated financial statements, and the notes thereto, which are incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Results of BB&T and Life for the nine months ended September 30, 1997 are not necessarily indicative of results expected for the entire year. All adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results of interim periods have been included.

                 Selected Consolidated Financial Data -- BB&T



                                                          As of/For the nine
                                                             months ended
                                                             September 30,
                                                   ---------------------------------
                                                      1997             1996
                                                   ---------------- ----------------
                                                    (Dollars in thousands, except
                                                            per share data)
Summary of Operations:
 Interest income .................................  $  1,573,904     $  1,436,406
 Interest expense   ..............................       753,388          689,743
                                                    ------------     ------------
 Net interest income   ...........................       820,516          746,663
 Provision for loan and lease losses  ............        67,851           44,161
                                                    ------------     ------------
 Net interest income after provision for loan and
  lease losses   .................................       752,665          702,502
 Noninterest income ..............................       356,435          258,410
 Noninterest expense   ...........................       715,590          602,322
                                                    ------------     ------------
 Income before income taxes  .....................       393,510          358,590
 Provision for income taxes  .....................       136,964          118,399
                                                    ------------     ------------
 Income before cumulative effect of changes in
  accounting principles   ........................       256,546          240,191
  Less: cumulative effect of changes in
   accounting principles, net of income taxes                 --               --
                                                    ------------     ------------
 Net income   ....................................  $    256,546     $    240,191
                                                    ============     ============
Per Common Share
 Average shares outstanding (000's)
  Primary  .......................................       138,614          137,716
  Fully diluted  .................................       139,071          139,380
 Primary earnings
  Income before cumulative effect  ...............  $       1.85     $       1.74
  Less: cumulative effect ........................            --               --
                                                    ------------     ------------
   Net income ....................................  $       1.85     $       1.74
                                                    ============     ============
 Fully diluted
  Income before cumulative effect  ...............  $       1.84     $       1.72
  Less: cumulative effect ........................            --               --
                                                    ------------     ------------
   Net income ....................................  $       1.84     $       1.72
                                                    ============     ============
 Cash dividends declared  ........................  $       0.85             0.73
 Shareholders' equity  ...........................         15.52            14.56
Average Balance Sheets
 Securities at carrying value   ..................  $  6,320,428     $  5,959,325
 Loans and leases*  ..............................    18,674,109       17,097,346
 Other assets ....................................     1,608,193        1,484,208
                                                    ------------     ------------
   Total assets  .................................  $ 26,602,730     $ 24,540,879
                                                    ============     ============
 Deposits  .......................................  $ 19,304,649     $ 18,422,273
 Other liabilities  ..............................     2,724,191        2,395,318
 Long-term debt  .................................     2,460,637        1,759,768
 Common shareholders' equity .....................     2,113,253        1,943,272
 Preferred shareholders' equity ..................            --           20,248
                                                    ------------     ------------
   Total liabilities and shareholders' equity  ...  $ 26,602,730     $ 24,540,879
                                                    ============     ============
Period End Balances
 Total assets ....................................  $ 27,212,111     $ 25,435,894
 Deposits  .......................................    19,335,274       18,954,062
 Long-term debt  .................................     2,999,743        2,053,026
 Shareholders' equity  ...........................     2,084,226        1,989,722
Selected Performance Ratios
 Rate of return on:
  Average total assets ...........................          1.29%            1.31%
  Average common shareholders' equity ............         16.23            16.47
 Dividend payout .................................         45.95            41.95
 Average equity to average assets  ...............          7.94             8.00



                                                             As of/For the twelve months ended December 31,
                                                   ------------------------------------------------------------------
                                                      1996             1995             1994              1993
                                                   ---------------- ---------------- ---------------- ---------------
                                                             (Dollars in thousands, except per share data)
Summary of Operations:
 Interest income .................................  $  1,934,570     $  1,880,157     $  1,586,515     $ 1,427,684
 Interest expense   ..............................       926,870          948,839          678,571         590,709
                                                    ------------     ------------     ------------     -----------
 Net interest income   ...........................     1,007,700          931,318          907,944         836,975
 Provision for loan and lease losses  ............        62,511           41,924           23,730          59,829
                                                    ------------     ------------     ------------     -----------
 Net interest income after provision for loan and
  lease losses   .................................       945,189          889,394          884,214         777,146
 Noninterest income ..............................       353,468          271,710          278,339         268,856
 Noninterest expense   ...........................       808,550          820,718          740,234         791,060
                                                    ------------     ------------     ------------     -----------
 Income before income taxes  .....................       490,107          340,386          422,319         254,942
 Provision for income taxes  .....................       159,932          113,118          147,003          95,229
                                                    ------------     ------------     ------------     -----------
 Income before cumulative effect of changes in
  accounting principles   ........................       330,175          227,268          275,316         159,713
  Less: cumulative effect of changes in
   accounting principles, net of income taxes                 --               --               --         (32,762)
                                                    ------------     ------------     ------------     -----------
 Net income   ....................................  $    330,175     $    227,268     $    275,316     $   126,951
                                                    ============     ============     ============     ===========
Per Common Share
 Average shares outstanding (000's)
  Primary  .......................................       138,152          137,129          135,332         130,419
  Fully diluted  .................................       139,518          142,154          140,382         136,303
 Primary earnings
  Income before cumulative effect  ...............  $       2.39     $       1.62     $       2.00     $      1.18
  Less: cumulative effect ........................            --               --               --          ( 0.25)
                                                    ------------     ------------     ------------     -----------
   Net income ....................................  $       2.39     $       1.62     $       2.00     $      0.93
                                                    ============     ============     ============     ===========
 Fully diluted
  Income before cumulative effect  ...............  $       2.37     $       1.60     $       1.96     $      1.17
  Less: cumulative effect ........................            --               --               --          ( 0.24)
                                                    ------------     ------------     ------------     -----------
   Net income ....................................  $       2.37     $       1.60     $       1.96     $      0.93
                                                    ============     ============     ============     ===========
 Cash dividends declared  ........................  $       1.00     $       0.86     $       0.74     $      0.64
 Shareholders' equity  ...........................         15.13            14.32            12.79           12.06
Average Balance Sheets
 Securities at carrying value   ..................  $  6,137,748     $  6,244,509     $  6,050,612     $ 5,401,762
 Loans and leases*  ..............................    16,958,876       16,286,928       14,711,409      13,155,522
 Other assets ....................................     1,673,478        1,694,578        1,707,055       1,626,305
                                                    ------------     ------------     ------------     -----------
   Total assets  .................................  $ 24,770,102     $ 24,226,015     $ 22,469,076     $20,183,589
                                                    ============     ============     ============     ===========
 Deposits  .......................................  $ 18,577,368     $ 17,691,264     $ 17,318,921     $16,260,492
 Other liabilities  ..............................     2,346,374        3,507,910        2,724,841       1,687,474
 Long-term debt  .................................     1,861,380        1,130,460          679,654         598,753
 Common shareholders' equity .....................     1,969,821        1,824,036        1,671,517       1,562,727
 Preferred shareholders' equity ..................        15,159           72,345           74,143          74,143
                                                    ------------     ------------     ------------     -----------
   Total liabilities and shareholders' equity  ...  $ 24,770,102     $ 24,226,015     $ 22,469,076     $20,183,589
                                                    ============     ============     ============     ===========
Period End Balances
 Total assets ....................................  $ 25,707,646     $ 24,671,277     $ 23,497,824     $22,273,226
 Deposits  .......................................    19,003,340       18,321,708       17,458,085      17,594,408
 Long-term debt  .................................     2,054,040        1,386,910          913,060         839,631
 Shareholders' equity  ...........................     2,071,567        2,025,112        1,803,888       1,686,134
Selected Performance Ratios
 Rate of return on:
  Average total assets ...........................          1.33%            0.94%            1.23%           0.63%
  Average common shareholders' equity ............         16.73            12.18            16.16            7.79
 Dividend payout .................................         41.84            53.09            37.00           68.82
 Average equity to average assets  ...............          8.01             7.83             7.77            8.11



                                                      1992
                                                   ----------------
Summary of Operations:
 Interest income .................................  $  1,436,751
 Interest expense   ..............................       686,922
                                                    ------------
 Net interest income   ...........................       749,829
 Provision for loan and lease losses  ............        76,030
                                                    ------------
 Net interest income after provision for loan and
  lease losses   .................................       673,799
 Noninterest income ..............................       229,736
 Noninterest expense   ...........................       625,875
                                                    ------------
 Income before income taxes  .....................       277,660
 Provision for income taxes  .....................        97,290
                                                    ------------
 Income before cumulative effect of changes in
  accounting principles   ........................       180,370
  Less: cumulative effect of changes in
   accounting principles, net of income taxes                 --
                                                    ------------
 Net income   ....................................  $    180,370
                                                    ============
Per Common Share
 Average shares outstanding (000's)
  Primary  .......................................       123,271
  Fully diluted  .................................       130,938
 Primary earnings
  Income before cumulative effect  ...............  $       1.43
  Less: cumulative effect ........................            --
                                                    ------------
   Net income ....................................  $       1.43
                                                    ============
 Fully diluted
  Income before cumulative effect  ...............  $       1.38
  Less: cumulative effect ........................            --
                                                    ------------
   Net income ....................................  $       1.38
                                                    ============
 Cash dividends declared  ........................  $       0.50
 Shareholders' equity  ...........................         11.95
Average Balance Sheets
 Securities at carrying value   ..................  $  4,733,403
 Loans and leases*  ..............................    11,978,837
 Other assets ....................................     1,567,185
                                                    ------------
   Total assets  .................................  $ 18,279,425
                                                    ============
 Deposits  .......................................  $ 15,167,080
 Other liabilities  ..............................     1,535,422
 Long-term debt  .................................       154,113
 Common shareholders' equity .....................     1,357,005
 Preferred shareholders' equity ..................        65,805
                                                    ------------
   Total liabilities and shareholders' equity  ...  $ 18,279,425
                                                    ============
Period End Balances
 Total assets ....................................  $ 18,979,348
 Deposits  .......................................    15,674,867
 Long-term debt  .................................       424,102
 Shareholders' equity  ...........................     1,510,774
Selected Performance Ratios
 Rate of return on:
  Average total assets ...........................          0.99%
  Average common shareholders' equity ............         12.95
 Dividend payout .................................         34.97
 Average equity to average assets  ...............          7.78

---------
     * Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.

                 Selected Consolidated Financial Data -- Life

                                                                  As of/For the nine
                                                                     months ended
                                                                     September 30,
                                                             -----------------------------
                                                                1997           1996
                                                             -------------- --------------
                                                                (Dollars in thousands,
                                                                 except per share data)
Selected Financial Condition Data:
Total assets   .............................................  $1,486,357     $1,404,760
Cash and cash equivalents  .................................      17,072         10,637
Mortgage loans held-for-sale  ..............................          --             --
Investment securities   ....................................     113,623         35,316
Mortgage-backed securities:
 Held-to-maturity ..........................................     119,841        147,174
 Available-for-sale  .......................................     538,872        574,680
Loans receivable, net   ....................................     645,192        592,103
Deposit accounts  ..........................................     740,839        720,920
FHLB advances  .............................................     299,385        154,011
Repurchase agreements and other borrowings   ...............     273,676        363,367
Shareholders' equity .......................................     159,280        145,446
Selected Operating Data:
Interest income   ..........................................  $   78,951     $   69,300
Interest expense  ..........................................      51,373         44,073
                                                              ----------     ----------
Net interest income  .......................................      27,578         25,227
Provision (credit) for loan losses  ........................        (122)          (299)
Noninterest income   .......................................       3,617          2,482
Noninterest expense  .......................................      13,907         18,929
                                                              ----------     ----------
Income before income taxes .................................      17,410          9,079
Income taxes   .............................................       7,323          3,635
                                                              ----------     ----------
Income before cumulative effect of accounting change  ......      10,087          5,444
Cumulative effect of accounting change .....................          --             --
                                                              ----------     ----------
Net income  ................................................  $   10,087     $    5,444
                                                              ==========     ==========
Primary earnings per share (1)   ...........................  $     1.06     $     0.56
Fully diluted earnings per share (1)   .....................  $     1.04     $     0.55
Selected Ratios (2)
Return on average assets   .................................        0.93%          0.58%
Return on average equity   .................................        8.72%          4.73%
Average equity to average assets ...........................       10.65%         12.25%
Equity to assets at end of period   ........................       10.72%         10.35%
Interest-rate spread (3)   .................................        2.20%          2.16%
Net interest margin (3) ....................................        2.64%          2.79%
Noninterest expense, exclusive of amortization of goodwill,
 to average assets   .......................................        1.24%          1.92%
Efficiency ratio (4) .......................................       43.19%         65.22%
Non-performing assets to total assets (5) ..................        0.31%          0.20%
Allowance for loan losses to non-accruing loans ............      257.96%        644.80%
Allowance for loan losses to total loans  ..................        1.34%          1.79%
Other Data
Full service customer facilities ...........................          20             20
Number of shares outstanding, including ESOP ...............   9,847,581      9,846,840
Book value per outstanding share ...........................  $    16.17     $    14.77



                                                                   As of/For the twelve months ended December 31,
                                                             -----------------------------------------------------------
                                                                1996           1995            1994          1993
                                                             -------------- --------------- -------------- -------------
                                                                    (Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets   .............................................  $1,419,762     $  1,097,000   $   996,908     $ 770,443
Cash and cash equivalents  .................................      11,283            8,845         7,945         9,372
Mortgage loans held-for-sale  ..............................          --               --            --         9,346
Investment securities   ....................................      30,742           23,040        18,414        11,419
Mortgage-backed securities:
 Held-to-maturity ..........................................     140,974          168,602       402,244       332,112
 Available-for-sale  .......................................     565,086          393,587       107,264            --
Loans receivable, net   ....................................     622,405          467,424       421,191       366,510
Deposit accounts  ..........................................     732,322          607,139       588,262       528,932
FHLB advances  .............................................     261,711          148,636       174,977       159,272
Repurchase agreements and other borrowings   ...............     264,227          168,518        73,212        26,499
Shareholders' equity .......................................     150,938          160,941       148,511        48,252
Selected Operating Data:
Interest income   ..........................................  $   95,133     $     77,025   $    57,017     $  52,510
Interest expense  ..........................................      60,929           48,266        35,419        32,031
                                                              ----------     ------------   -----------     ---------
Net interest income  .......................................      34,204           28,759        21,598        20,479
Provision (credit) for loan losses  ........................        (265)             454         1,431           715
Noninterest income   .......................................       3,362            2,023         3,295         5,405
Noninterest expense  .......................................      23,501           16,054        13,980        18,610
                                                              ----------     ------------   -----------     ---------
Income before income taxes .................................      14,330           14,274         9,482         6,559
Income taxes   .............................................       5,716            5,126         3,007         2,099
                                                              ----------     ------------   -----------     ---------
Income before cumulative effect of accounting change  ......       8,614            9,148         6,475         4,460
Cumulative effect of accounting change .....................          --               --            --           133
                                                              ----------     ------------   -----------     ---------
Net income  ................................................  $    8,614     $      9,148   $     6,475     $   4,593
                                                              ==========     ============   ===========     =========
Primary earnings per share (1)   ...........................  $     0.89     $       0.90   $      0.27         N/A
Fully diluted earnings per share (1)   .....................  $     0.88     $       0.89   $      0.27         N/A
Selected Ratios (2)
Return on average assets   .................................        0.67%            0.87%         0.75%         0.61%
Return on average equity   .................................        5.66%            5.93%         9.42%         9.90%
Average equity to average assets ...........................       11.75%           14.61%         7.95%         6.14%
Equity to assets at end of period   ........................       10.63%           14.67%        14.90%         6.26%
Interest-rate spread (3)   .................................        2.20%            2.15%         2.45%         2.83%
Net interest margin (3) ....................................        2.73%            2.84%         2.67%         2.94%
Noninterest expense, exclusive of amortization of goodwill,
 to average assets   .......................................        1.75%            1.51%         1.59%         2.40%
Efficiency ratio (4) .......................................       60.16%           51.84%        55.07%        70.13%
Non-performing assets to total assets (5) ..................        0.26%            0.21%         0.25%         1.41%
Allowance for loan losses to non-accruing loans ............      378.67%          255.79%       275.93%       216.53%
Allowance for loan losses to total loans  ..................        1.55%            0.95%         1.06%         0.89%
Other Data
Full service customer facilities ...........................          20               17            17            17
Number of shares outstanding, including ESOP ...............   9,846,840       10,910,625    10,910,625         N/A
Book value per outstanding share ...........................  $    15.33     $      14.75   $     13.61         N/A



                                                               1992
                                                             -------------
Selected Financial Condition Data:
Total assets   .............................................  $ 691,976
Cash and cash equivalents  .................................      8,523
Mortgage loans held-for-sale  ..............................      4,376
Investment securities   ....................................     32,575
Mortgage-backed securities:
 Held-to-maturity ..........................................    172,746
 Available-for-sale  .......................................         --
Loans receivable, net   ....................................    430,051
Deposit accounts  ..........................................    521,347
FHLB advances  .............................................     52,388
Repurchase agreements and other borrowings   ...............     66,247
Shareholders' equity .......................................     43,652
Selected Operating Data:
Interest income   ..........................................  $  56,296
Interest expense  ..........................................     34,967
                                                              ---------
Net interest income  .......................................     21,329
Provision (credit) for loan losses  ........................        894
Noninterest income   .......................................      3,043
Noninterest expense  .......................................     15,398
                                                              ---------
Income before income taxes .................................      8,080
Income taxes   .............................................      3,285
                                                              ---------
Income before cumulative effect of accounting change  ......      4,795
Cumulative effect of accounting change .....................         --
                                                              ---------
Net income  ................................................  $   4,795
                                                              =========
Primary earnings per share (1)   ...........................      N/A
Fully diluted earnings per share (1)   .....................      N/A
Selected Ratios (2)
Return on average assets   .................................       0.71%
Return on average equity   .................................      11.68%
Average equity to average assets ...........................       6.09%
Equity to assets at end of period   ........................       6.31%
Interest-rate spread (3)   .................................       3.39%
Net interest margin (3) ....................................       3.46%
Noninterest expense, exclusive of amortization of goodwill,
 to average assets   .......................................       2.21%
Efficiency ratio (4) .......................................      61.04%
Non-performing assets to total assets (5) ..................       2.70%
Allowance for loan losses to non-accruing loans ............      74.97%
Allowance for loan losses to total loans  ..................       0.64%
Other Data
Full service customer facilities ...........................         19
Number of shares outstanding, including ESOP ...............      N/A
Book value per outstanding share ...........................      N/A

---------
(1) 1994 earnings per share have been stated only for a partial period because of Life's conversion to stock form of ownership on October 11, 1994.
(2) With the exception of end of period ratios, all ratios are based on average daily balances for 1997, 1996 and 1995, average monthly balances prior to 1995 and are annualized where appropriate.
(3) Interest-rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) The efficiency ratio represents noninterest expense, exclusive of amortization of goodwill, as a percentage of the sum of net interest income and noninterest income.
(5) Non-performing assets consist of non-accrual loans and real estate acquired through foreclosure, by deed-in-lieu thereof or deemed in-substance foreclosed.

Comparative per Share Data

     The following table sets forth: (a) selected comparative per share data for each of BB&T and Life on an historical basis; (b) selected unaudited pro forma comparative per share data assuming the Merger had been effective at the beginning of the periods presented for BB&T and Life combined; and (c) Life pro forma equivalent amounts, using the Exchange Ratio of 0.58 shares of BB&T Common Stock for each share of Life Common Stock. The Exchange Ratio may be subject to upward adjustment under certain circumstances. See "THE MERGER -- Exchange Ratio." The unaudited pro forma data has been prepared giving effect to the Merger as a pooling of interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of BB&T, see "THE MERGER -- Accounting Treatment." The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of BB&T and Life incorporated by reference herein. Results of each of BB&T and Life for the nine months ended September 30, 1997, are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments, consisting of only normal adjustments, necessary for a fair statement of results of interim periods have been included.




                                      As of/For the Nine Months   As of/For the Year Ended
                                       Ended September 30, 1997      December 31, 1996
                                      --------------------------- -------------------------
Earnings per common share
  Primary
   BB&T historical ..................           $  1.85                    $  2.39
   Life historical ..................              1.06                       0.89
   Pro forma combined ...............              1.85                       2.35
   Life pro forma equivalent   ......              1.07                       1.36
  Fully diluted
   BB&T historical ..................              1.84                       2.37
   Life historical ..................              1.04                       0.88
   Pro forma combined ...............              1.84                       2.33
   Life pro forma equivalent   ......              1.07                       1.35
Cash dividends declared
  BB&T historical  ..................              0.85                       1.00
  Life historical  ..................              0.35                       0.44
  Pro forma combined  ...............              0.85                       1.00
  Life pro forma equivalent .........              0.49                       0.58
Shareholders' equity per common share
  BB&T historical  ..................             15.52                      15.13
  Life historical  ..................             16.17                      15.33
  Pro forma combined  ...............             16.02                      15.58
  Life pro forma equivalent .........              9.29                       9.04

                        SPECIAL MEETING OF SHAREHOLDERS

General

     This Proxy Statement/Prospectus is being furnished to the shareholders of Life as of the Record Date and is accompanied by a form of proxy that is solicited by the Life Board for use at the Special Meeting to be held on February 23, 1998 at 10:00 a.m., Eastern Time at the Norfolk Waterside Marriott located at 235 East Main Street, Norfolk, Virginia. At the Special Meeting, the shareholders of Life will vote upon a proposal to approve the Reorganization Agreement and the Plan of Merger attached hereto as Appendix I. Proxies may be voted on such other matters as may properly come before the Special Meeting at the discretion of the proxy holders named therein. The Life Board knows of no such other matters except matters incidental to the conduct of the Special Meeting.

     Holders of Life Common Stock are requested to complete, date, and sign the accompanying proxy and return it promptly to Life in the enclosed postage prepaid envelope.


Record Date, Voting Rights, and Vote Required

     Only the holders of Life Common Stock on the Record Date (January 9, 1998) are entitled to receive notice of and to vote at the Special Meeting. On the Record Date, there were 9,847,581 shares of Life Common Stock outstanding, which were held by approximately 1,091 holders of record. Each share of Life Common Stock outstanding on the Record Date is entitled to one vote as to each of the matters submitted at the Special Meeting.

     Approval of the Reorganization Agreement and the Plan of Merger requires the affirmative vote of the holders of more than two thirds of the outstanding shares of Life Common Stock. FAILURE OF A HOLDER OF LIFE COMMON STOCK TO VOTE SUCH SHARES WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER.

     As of the Life Record Date, the directors and executive officers of Life and their affiliates beneficially owned a total of 482,231 shares, or 4.90%, of the issued and outstanding shares of Life Common Stock, exclusive of shares that may be acquired pursuant to the exercise of stock options or rights or awards. Each director and executive officer of Life has indicated such person's intention to vote those shares of Life Common Stock over which such person has voting authority (other than in a fiduciary capacity) in favor of the Reorganization Agreement and the Plan of Merger. The Life ESOP owned 815,718 shares, or 8.28%, of the outstanding shares of Life Common Stock as of the Record Date. The trustees of the Life ESOP must vote all allocated shares held in the Life ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which employees do not give instructions are voted in the same ratio on any matter as to those shares for which instructions are given. As of the Record Date, the directors and executive officers of BB&T and their affiliates beneficially owned a total of less than 1% of the issued and outstanding shares of Life Common Stock. Each director and executive officer of BB&T has indicated such person's intention to vote those Life shares over which such person has voting authority (other than in a fiduciary capacity) in favor of the Reorganization Agreement and the Plan of Merger. As of the Record Date, BB&T and its subsidiaries owned and intended to vote on their own account or in fiduciary capacities a total of less than 1% of the outstanding shares of Life Common Stock.


Voting and Revocation of Proxies

     The shares of Life Common Stock represented by properly completed proxies received at or before the time for the Special Meeting will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the Reorganization Agreement and the Plan of Merger. In addition, shares held in street name that have been designated by brokers on proxy cards as not voted ("Broker Shares") will not be counted as votes cast. Shares with respect to which proxies have been marked as abstentions will not be counted as votes cast. Shares with respect to which proxies have been marked as abstentions and Broker Shares, however, will be treated as shares present for purposes of determining whether a quorum is present. If any other matters are properly presented at the Special Meeting and may be properly voted on, the proxies solicited hereby will be voted on such matters at the discretion of the proxy holders named therein. However, in such event, voting authority will be exercised only to the extent permissible under the applicable federal securities laws. The Life Board is not aware of any other business to be presented at the Special Meeting, other than matters incidental to the conduct of the Special Meeting. This proxy is being solicited for the Special Meeting called to consider the Reorganization Agreement and the Plan of Merger and will not be used for any other meeting of the shareholders of Life.

     The presence of a shareholder at the Special Meeting will not automatically revoke such shareholder's proxy. A shareholder may, however, revoke a proxy at any time before its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Life at Life's principal executive offices before the Special Meeting, or by attending the Special Meeting and voting in person. The proxy will not be revoked by the death or incapacity of the shareholder executing it unless, before the shares are voted, notice of such death or incapacity is filed with the Secretary of Life or other person authorized to tabulate the votes.

     BECAUSE APPROVAL OF THE REORGANIZATION AGREEMENT AND THE PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF MORE THAN TWO THIRDS OF THE OUTSTANDING SHARES OF LIFE COMMON STOCK, ABSTENTIONS AND BROKER SHARES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE LIFE BOARD URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.


Solicitation of Proxies

     BB&T and Life will each bear 50% of the cost of printing this Proxy Statement/Prospectus, and Life will bear all other costs of soliciting proxies. In addition to the use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers, and other employees of Life, who will not be specially compensated for such solicitation activities. Life presently intends to utilize the services of Morrow & Co. in connection with the solicitation of proxies for the Special Meeting, at an estimated cost of $5,000 plus individual solicitation and out-of-pocket expenses.

     No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Life, BB&T or any other person. The delivery of this Proxy Statement/Prospectus will not, under any circumstances, create any implication that there has been no change in the affairs of Life or BB&T since the date of this Proxy Statement/Prospectus.


Recommendation of Life Board

     The Life Board has unanimously adopted the Reorganization Agreement and the Plan of Merger and believes that the proposed transaction is fair to and in the best interests of Life and its shareholders. The Life Board unanimously recommends that Life's shareholders vote "FOR" approval of the Reorganization Agreement and the Plan of Merger. See "THE MERGER -- Background of the Merger" and " -- Reasons for the Merger."

     SHAREHOLDERS SHOULD NOT SEND IN STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "THE MERGER -- Exchange of Life Common Stock Certificates."

                                  THE MERGER

     The following information describes the material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Reorganization Agreement and the Plan of Merger, which are attached to this Proxy Statement/Prospectus as Appendix I and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.


General

     In the Merger, Life will be merged with and into BB&T Financial-VA, a wholly owned subsidiary of BB&T, and BB&T Financial-VA will be the surviving corporation in the Merger and will remain a wholly owned subsidiary of BB&T. Shareholders of Life will receive shares of BB&T Common Stock and cash in exchange for their shares of Life Common Stock as described below. It is expected that the LSB Bank Merger will be effected during 1998, with BB&T-VA as the surviving entity. Thereafter, BB&T-VA will continue to operate as a Virginia chartered commercial bank, with branches throughout eastern, central and southern Virginia.


Background of the Merger

     The Life Board has periodically reviewed the company's performance, compared Life's performance with that of certain relatively comparable publicly traded institutions in the banking and thrift industries, reviewed market activity in Life Common Stock, considered various business opportunities and strategies available to Life and discussed the general economic, regulatory, competitive and business pressures affecting Life and LSB. In addition, the Life Board, on an informal basis and during strategy planning meetings, would periodically review merger and acquisition activity in the thrift industry. On July 9, 1997, Burney S. Warren, III, Executive Vice President of BB&T-NC, met with Edward E. Cunningham, Chairman, President and Chief Executive Officer of Life, at the request of Mr. Warren, and indicated that BB&T was interested in exploring a business combination transaction with Life. While no specific terms were discussed by Mr. Warren and Mr. Cunningham, Mr. Warren urged Mr. Cunningham to consider the potential opportunities which could be accomplished through a merger transaction between Life and BB&T.

     On July 10, 1997, Mr. Cunningham contacted Sandler O'Neill, which Life had used for investment banking and other services in the past, in order to discuss, in general terms, the merger process and the opportunities available to Life. On August 7, 1997, Mr. Cunningham met with a representative of Sandler O'Neill in order to explore in greater detail the ramifications of Life considering a business combination transaction in the near-term compared to continuing its operations on an independent basis.

     At its regularly scheduled 1997 annual retreat, these preliminary conversations were the basis for a wide-ranging discussion of the viable strategic options available to Life. The Life Board discussed, among other things, its perceptions about the future of the thrift industry, the various regulatory and competitive pressures facing Life, the performance of Life Common Stock, the perception of Life in its market area, the opportunities for Life to continue its level of performance and to increase value to its shareholders and whether Life should consider a business combination in the relative near-term in its efforts to improve shareholder value. While no ultimate conclusions were reached as a result of this discussion by the Life Board, there was a general sense expressed that Life should not foreclose consideration of any of its options including a possible merger or other business combination.

     After this board retreat, there were several informal conversations between Mr. Cunningham, Mr. Warren and a representative of Sandler O'Neill. As a result of such conversations, in early October 1997 Mr. Cunningham, together with a representative of Sandler O'Neill, met with Mr. Warren and John A. Allison, Chairman and Chief Executive Officer of BB&T. At such meeting there was a more in-depth discussion of a possible merger transaction between Life and BB&T, as well as a general discussion of potential merger consideration, post-merger structure and other business and management considerations. After this meeting, a draft of the proposed Reorganization Agreement and related documents (including the Option Agreement) were prepared, circulated and discussed in detail among Life, BB&T and their respective legal and financial advisors.

     The Life Board met on October 27, 1997 and reviewed the background of the proposed Merger, the status of the negotiations to date, briefly reviewed the proposed terms of the Merger and proposed post-Merger management and operational structure and distributed a draft of the proposed Reorganization Agreement for review by Life's directors. The Life Board reconvened on October 29, 1997 in order to discuss the terms of the proposed Reorganization Agreement as revised to date. The Life Board was assisted by presentations made by both its special legal counsel and Sandler O'Neill.

     During the course of the Life Board meeting, Life's strategic options were reviewed in detail. At the meeting, representatives of Sandler O'Neill, Life's financial advisor, reviewed with the Life Board a number of matters relating to the Board's analysis of the strategic alternatives available to Life, including
(a) the general status of the financial services industry, including those entities operating in Life's region, and the current regulatory environment;
(b) valuation analyses of Life and BB&T, on a stand-alone and combined basis;
(c) historic and current bank and thrift institution stock price levels and terms of recent savings institution mergers; (d) consolidation trends in the financial services industry and in Virginia specifically; (e) the outlook for continued price appreciation of Life Common Stock; (f) the prospects for Life continuing as an independent entity, including its prospects for expanding its current business to further increase size and improve its earnings as an independent entity; and (g) a comparison of the proposed Merger with BB&T and remaining independent. Sandler O'Neill rendered its oral opinion (subsequently confirmed in writing) that, as of such date, the consideration to be received by Life's shareholders under the terms of the Reorganization Agreement was fair to Life's shareholders from a financial point of view. Following the Sandler O'Neill presentation, the Life Board of Directors, with the assistance of special counsel, reviewed in detail the proposed Reorganization Agreement and the related documents including the Option Agreement. The Life Board considered at length Life's strategic alternatives and reviewed a number of factors, including the continuing consolidation of the financial services industry, the consideration that Life might be at a competitive disadvantage as an independent entity in a more consolidated environment and Life's prospects of further improving its earnings and increasing its franchise value as an independent entity. The discussion also focused on the effects that a business combination transaction would have on Life's shareholders, employees, customers and on the communities served by Life. The Life Board then approved by unanimous vote of those members present the Reorganization Agreement, the Option Agreement and the transactions contemplated thereby.


Reasons for the Merger

     BB&T

     One of BB&T's announced acquisition objectives is to build a statewide franchise in Virginia with an emphasis on customer service, value and personal attention. BB&T management believes that Life and LSB have a tradition of providing outstanding customer service and that their acquisition by BB&T, which will give BB&T a substantial presence in southeastern Virginia as well as the top market share in the Southside Hampton Roads region, is a major step toward achieving this goal.


     Life

     The Life Board, with the assistance of its financial and legal advisors, has evaluated the financial, legal and market considerations bearing on the decision to recommend the Merger. The terms of the Merger, including the Exchange Ratio, are a result of arms-length negotiations between representatives of Life and BB&T. In reaching its determination that the Reorganization Agreement is fair to, and in the best interest of, Life and holders of Life Common Stock, the Life Board considered a number of factors, both from a short-term and a long-term perspective.

     The factors which the Life Board considered, without assigning any relative or specific weights, included, without limitation, the following: (a) the Life Board's review of Life's business, financial condition, results of operations, management and prospects, including, but not limited to, its potential growth, development, productivity and profitability; (b) the current and prospective environment in which Life operates, including the regulatory framework faced by Life, regional economic conditions, the competitive environment for savings and other financial institutions generally and the trend toward consolidation in the financial services industry; (c) information concerning the business, financial condition, results of operations and prospects of BB&T including recent acquisitions by BB&T, the recent performance of BB&T Common Stock, historical financial data of BB&T, customary statistical measurements of BB&T's financial performance, BB&T's expectations of future business prospects and earnings based upon discussions with representatives of BB&T; (d) the value to be received by holders of Life Common Stock pursuant to the Merger in relation to the historical trading prices and book value of Life Common Stock; (e) the information presented to the Life Board by Sandler O'Neill with respect to the Merger and the opinion of Sandler O'Neill that, as of the date of such opinion, the consideration to be received by Life's shareholders under the terms of the Reorganization Agreement was fair, from a financial point of view, to Life's shareholders; (f) the financial and other significant terms of the BB&T offer; (g) the review by the Life Board with its legal and financial advisors of the provisions of the proposed Reorganization Agreement and Option Agreement; (h) the future growth prospects of LSB and BB&T following the Merger and the potential synergies expected from the Merger; (i) the expectation that BB&T will continue to provide quality service to the community and customers served by LSB and the prospects for future expansion of the products and services offered by LSB in the Hampton Roads market area; (j) the compatibility of the respective business and management philosophies of Life and BB&T, and the prospect that Mr. Cunningham and other members of

Life's senior management team will be afforded the opportunity to have significant management positions after the Merger; and (k) the alternative strategic courses available to Life, including remaining independent and exploring other potential acquisition transactions.

     After considering the factors described above, the Life Board determined that the Merger and the consideration to be received by Life's shareholders in connection with the Merger was fair and, consequently, unanimously approved the Reorganization Agreement as being in the best interests of Life and its shareholders. ACCORDINGLY, THE LIFE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF LIFE VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT.

                          ---



Opinion of Life's Financial Advisor

     Pursuant to an engagement letter dated as of October 14, 1997 (the "Sandler O'Neill Agreement"), Life retained Sandler O'Neill as an independent financial advisor in connection with Life's consideration of possible business combinations with a second party. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions. As such, Sandler O'Neill is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

     Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to Life in connection with the Merger. In connection therewith, the Life Board requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Life Common Stock in the Merger. At the October 29, 1997 meeting at which the Life Board approved and adopted the Reorganization Agreement, Sandler O'Neill delivered to the Life Board its oral opinion, subsequently confirmed in writing, that, as of such date, the consideration to be received by the holders of shares of Life Common Stock in the Merger was fair, from a financial point of view, to such shareholders. Sandler O'Neill has also delivered to the Life Board a written opinion dated as of the date of this Proxy Statement/Prospectus (the "Sandler Fairness Opinion") which is substantially identical to the October 29, 1997 opinion. The full text of the Sandler Fairness Opinion, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with such opinion, is attached as Appendix II to this Proxy Statement/Prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix II. Holders of shares of Life Common Stock are urged to read the Sandler Fairness Opinion in its entirety in connection with their consideration of the proposed Merger.

     The Sandler Fairness Opinion was provided to the Life Board for its information and is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of Life Common Stock in the Merger. It does not address the underlying business decision of Life to engage in the Merger or any other aspect of the Merger and does not constitute a recommendation to any holder of shares of Life Common Stock as to how such shareholder should vote at the Special Meeting with respect to the Merger Agreement or any other matter related thereto.

     In connection with rendering its October 29, 1997 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but does not purport to be a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Life, BB&T and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, none of Life, BB&T or Sandler O'Neill assumes responsibility for their accuracy.

     Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of Life Common Stock and BB&T Common Stock, and the relationship between the movements in the prices of Life Common Stock and BB&T Common Stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Banking Index and composite groups of publicly traded savings institutions (in the case of Life) and publicly traded commercial banks (in the case of BB&T), as identified below.

     Analysis of Selected Publicly Traded Companies. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for Life and two different groups of savings institutions. The first group consisted of Life and the following 12 publicly traded regional savings institutions (the "Regional Group"): First Palm Beach Bancorp Inc., BankUnited Financial Corp., First Financial Holdings Inc., WSFS Financial Corp., Ocean Financial Corp., PennFed Financial Services Inc., First Liberty Financial Corp., Maryland Federal Bancorp, York Financial Corp., Parkvale Financial Corporation, HFNC. Financial Corp. and Eagle Bancshares. Sandler O'Neill also compared Life to a group of nine publicly traded savings institutions which had a return on average equity (based on last quarter annualized earnings) of greater than 15.9% and a price to tangible book value of greater than 217% (the "Highly Valued Group"). The Highly Valued Group included the following institutions: Anchor BanCorp Wisconsin, InterWest Bancorp Inc., D&N Financial Corp., First Federal Capital Corp., WSFS Financial Corporation, Wilshire Financial Services, Dime Financial Corp., CFSB Bancorp Inc. and Metropolitan Financial Corp. The analysis compared publicly available financial information for Life and each of the groups as of and for each of the years ended December 31, 1992 through December 31, 1996 and as of and for the twelve months (and, in certain cases, the three months) ended June 30, 1997.

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for BB&T and two different groups of commercial banks. The first group consisted of BB&T and the following 12 publicly traded commercial banks (the "Peer Group"):
Comerica Inc., State Street Corp., Union BanCal Corp., Mercantile Bancorp, SouthTrust Corp., Summit Bancorp, Northern Trust Corp., Huntington Bancshares Inc., Crestar Financial Corp., Regions Financial Corp., First of America Bank Corp., and Fifth Third Bancorp. Sandler O'Neill also compared BB&T to a group of 12 publicly traded commercial banks which had a return on average equity (based on last twelve months' earnings) of greater than 15.9% and a price to tangible book value of greater than 266% (the "Commercial Highly Valued Group"). The Commercial Highly Valued Group institutions included BB&T and the following institutions: PNC Bank Corp., Bank of New York Co., Mellon Bank Corp., Comerica Inc., State Street Corp., SouthTrust Corp., First of America Bank Corp., Fifth Third Bancorp, Firstar Corp., AmSouth Bancorp, First Security Corp. and Marshall & Ilsley Corp. The analysis compared publicly available financial information for BB&T and each of the groups as of and for each of the years ended December 31, 1992 through December 31, 1996 and as of and for the twelve months ended June 30, 1997.

     Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 50 transactions announced from January 1, 1997 to October 27, 1997 involving public savings institutions nationwide as acquired institutions with transaction values over $15 million ("Nationwide Transactions"), 12 transactions announced from January 1, 1997 to October 27, 1997 involving public savings institutions in the Southeast (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia) as acquired institutions with transaction values over $15 million ("Southeast Transactions"), and 17 transactions announced from January 1, 1997 to October 27, 1997 involving public savings institutions as acquired institutions with transaction values greater than $200 million and less than $1 billion ("Large Transactions"). Sandler O'Neill reviewed the ratios of price to last twelve months' earnings, price to book value, price to tangible book value, price to deposits, price to assets and tangible book premium to core deposits paid in each such transaction and computed high, low, mean and median ratios and premiums for the respective groups of transactions. These multiples were applied to Life's financial information as of and for the twelve months ended September 30, 1997. Based upon the median multiples for Nationwide Transactions, Sandler O'Neill derived an imputed range of values per share of Life Common Stock of $18.61 to $30.47. Based upon the median multiples for Southeast Transactions, Sandler O'Neill derived an imputed range of values per share of Life Common Stock of $17.36 to $31.46. Based upon the median multiples for Large Transactions, Sandler O'Neill derived an imputed range of values per share of Life Common Stock of $20.25 to $32.19.

     Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Life through 2002 under various circumstances, assuming Life performed in accordance with information regarding potential future earnings provided by its management and certain variations thereof (including variations with respect to the levels of assets, net interest spread, non-interest income, non-interest expense and dividend payout ratio). To approximate the terminal value of the Life Common Stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 12x to 24x and applied multiples of tangible book value ranging from 120% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 9% to 14%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Life Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Life Common Stock of between $13.80 and $30.60 when applying the price to earnings multiples, and an imputed range of values per share of Life Common Stock of between $15.68 and $36.53 when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions would have on the resulting present value, and discussed these changes with the Life Board.

     Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the Merger on BB&T, based upon Life's and BB&T's current and projected income statements and balance sheets provided by the senior managements of Life and BB&T, respectively, and assumptions and analyses of the economic environment, accounting and tax treatment of the Merger, acquisition adjustments, operating efficiencies, revenue enhancements and other adjustments discussed with the senior managements of Life and BB&T. In performing its analysis, Sandler O'Neill assumed an Exchange Ratio of 0.60. This analysis indicated that the Merger would be minimally dilutive to BB&T's earnings per share in 1998 and accretive to earnings per share in all other periods analyzed, and accretive to tangible book value per share of BB&T Common Stock for all periods analyzed. The actual results achieved by BB&T may vary from projected results and the variations may be material.

     Contribution Analysis. Sandler O'Neill reviewed the relative contributions to, among other things, total assets, total loans, total deposits, total equity, last twelve months' ("LTM") net income and market capitalization to be made by Life and BB&T to the combined institution based on data at and for the twelve months ended September 30, 1997. This analysis indicated that Life's implied contribution was 5.18% of total assets, 3.29% of total loans, 3.69% of total deposits, 7.10% of total equity, 3.79% of LTM net income and 3.11% of market capitalization. Based upon an Exchange Ratio of 0.58, holders of Life Common Stock would own approximately 4.26% of the outstanding shares of the combined institution.

      In connection with rendering its October 29, 1997 opinion, Sandler O'Neill reviewed, among other things: (i) the Merger Agreement and exhibits thereto; (ii) the Option Agreement; (iii) Life's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-K for the year ended December 31, 1996; (iv) BB&T's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its annual report on Form 10-K for the year ended December 31, 1996; (v) Life's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 1997, respectively; (vi) BB&T's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 1997, respectively;
(vii) preliminary financial information prepared by the senior management of Life concerning Life's financial condition and results of operations as of and for the three months and nine months ended September 30, 1997; (viii) summary financial information contained in BB&T's press release dated October 10, 1997 concerning BB&T's financial condition and results of operations as of and for the three months and nine months ended September 30, 1997; (ix) certain financial analyses and forecasts of Life prepared by and reviewed with management of Life and the views of senior management of Life regarding Life's past and current business operations, results thereof, financial condition and future prospects; (x) certain financial analyses and forecasts of BB&T prepared by and reviewed with management of BB&T and the views of senior management of BB&T regarding BB&T's past and current business operations, results thereof, financial condition and future prospects; (xi) the pro forma impact of the Merger on BB&T; (xii) the publicly reported historical price and trading activity for Life Common Stock and BB&T Common Stock, respectively, including a comparison of certain financial and stock market information for Life and BB&T with similar publicly available information for certain other companies, the securities of which are publicly traded; (xiii) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (xiv) the current market environment generally and the banking environment in particular; and (xv) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

     In connection with rendering the Sandler Fairness Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its October 29, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

     In performing its reviews and analyses, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability therefor. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Life or BB&T or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Life and BB&T). With respect to the information regarding potential future financial performance provided by each company's management, Sandler O'Neill assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Life and BB&T and that such performances will be achieved. Sandler O'Neill also assumed that there has been no material change in Life's or BB&T's assets, financial condition, results of operations, business or prospects since the date of the last financial statements filed pursuant to the requirements of the Exchange Act, that Life and BB&T will remain as going concerns for all periods relevant to its analyses, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Merger Agreement are not waived.

     Under the Sandler O'Neill Agreement, Life has agreed to pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, Life has agreed to pay Sandler O'Neill a transaction fee equal to 0.75% of the aggregate transaction price. As of the date of this Proxy Statement/Prospectus, the total transaction fee payable would be approximately $2,680,000, of which $642,147 has been paid and the remainder is payable upon closing of the transaction. Sandler O'Neill has also received a fee of $200,000 for rendering its fairness opinion. Life has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

     Sandler O'Neill has in the past provided certain other investment banking services to Life and has received its customary compensation for such services. In the ordinary course of its business, Sandler O'Neill may actively trade the debt and/or equity securities of Life and BB&T and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


Exchange Ratio

     At the Effective Time, Life will be merged with and into BB&T Financial-VA, and BB&T Financial-VA will be the surviving corporation in the Merger. Upon consummation of the Merger, each share of Life Common Stock outstanding at the Effective Time will be converted into the right to receive
0.58 BB&T Common Stock, subject to possible upward adjustment as described in the following paragraphs.

     The Exchange Ratio will be determined by reference to the Closing Value, which is the average closing price of BB&T Common Stock on the NYSE for the ten trading days immediately preceding the tenth calendar day preceding the Effective Time. The Exchange Ratio has been initially set at 0.58 shares of BB&T Common Stock per share of Life Common Stock; however, if the implied market value (based on the Closing Value) of the BB&T Common Stock to be received for each share of Life Common Stock, using an Exchange Ratio of 0.58, is less than $33.00 (i.e., if the Closing Value is less than $56.90), then the Exchange Ratio will be increased to the lesser of (i) the amount necessary to increase the implied market value to $33.00 or (ii) 0.60 shares of BB&T Common Stock per share of Life Common Stock.

     Under certain circumstances, the Exchange Ratio could be adjusted further upward pursuant to the Reorganization Agreement. Under no circumstances would the Exchange Ratio be less than 0.58 shares of BB&T Common Stock for each share of Life Common Stock. An upward adjustment to the Exchange Ratio in excess of
0.60 could occur only if Life should elect to terminate the Reorganization Agreement as described below, and if BB&T then elects to avoid termination of the Reorganization Agreement by adjusting the Exchange Ratio.

     Life may elect to terminate the Reorganization Agreement and abandon the Merger if the circumstances in both (a) and (b) exist:

      (a) the implied market value (based on the Closing Value) of the BB&T Common Stock to be received for each share of Life Common Stock, using an Exchange Ratio of 0.60 shares of BB&T Common Stock per share of Life Common Stock, is less than $27.00 (i.e., the Closing Value is less than $45.00), and

      (b) (i) the amount obtained by dividing the Closing Value by $54.875 (the "BB&T Ratio") is less than (ii) 90% of the amount obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as such terms are defined below) (the "Index Ratio").

Life may refuse to consummate the Merger pursuant to this provision by giving written notice to BB&T during the five-day period following the Determination Date. BB&T will thereafter have a five-day period in which it may elect to increase the Exchange Ratio so that holders of Life Common Stock would receive consideration having an implied market value (based on the Closing Value) of $27.00 per share of Life Common Stock. BB&T WOULD HAVE NO OBLIGATION TO INCREASE THE EXCHANGE RATIO. Such an election would be made by giving notice to Life of the election and the revised Exchange Ratio, whereupon Life would be required to proceed with the Merger with the adjusted Exchange Ratio in accordance with all other terms of the Reorganization Agreement. Life may withdraw its notice of termination at any time during the ten-day period following the Determination Date, and could elect to proceed with the Merger at the Exchange Ratio of 0.60 if BB&T were to determine not to adjust the Exchange Ratio.

     For purposes of the rights of termination and adjustment described above, the following terms are defined as follows:

     "Determination Date" means the tenth calendar day preceding the date designated by BB&T as the Closing Date.

     "Index Group" means 17 bank holding companies designated in the Reorganization Agreement, the common stocks of all of which must be publicly traded and as to which there may not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) will be redistributed proportionately for purposes of determining the Index Price. If any company belonging to the Index Group, or BB&T, declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or BB&T will be appropriately adjusted for the purposes of applying the provision set forth above.

     "Index Price" on a given date means the weighted average (weighted in accordance with the factors listed above) of the closing sales prices of the companies composing the Index Group.

     "Starting Date" means October 29, 1997.

     These conditions reflect the parties' agreement that Life's shareholders will assume certain risks of decline in the value of BB&T Common Stock. If the value of BB&T Common Stock were to decline so that the Closing Value was below $45.00, but the Closing Value did not reflect a decline in the price of BB&T Common Stock from $54.875 (the closing price of BB&T Common Stock on October 28, 1997, which was the date the parties agreed upon the Exchange Ratio) (the "Starting Price") of more than 10% in comparison to the stock prices of the group of comparable bank holding company stocks (the Index Group referenced above) as measured from October 29, 1997 to the Determination Date, then Life's shareholders would continue to assume the risk of decline in the value of BB&T Common Stock. Life has the right to terminate the Reorganization Agreement only when both (a) the Closing Value of BB&T Common Stock is less than $45.00 and
(b) the decline from the value of the Starting Price to the Closing Value exceeds by more than 10% the decline in value for the group of comparable bank holding companies from October 29, 1997 to the Determination Date.

     If the Life Board elects to terminate the Reorganization Agreement because of a decline in the price of BB&T Common Stock, BB&T may avoid termination by increasing the Exchange Ratio. In deciding whether to increase the Exchange Ratio, the principal factors BB&T would consider include, without limitation, the projected effect of the Merger on BB&T's pro forma earnings and book value per share and whether BB&T's assessment of Life's earning potential as part of BB&T justifies the issuance of a greater number of shares of BB&T Common Stock. If BB&T should decline to adjust the Exchange Ratio, Life may elect to withdraw its election to terminate and to proceed with the Merger without adjustment. In making this determination, the principal factors the Life Board would consider include, without limitation, whether the Merger remains in the best interest of Life and its shareholders, despite a decline in the BB&T Common Stock price, and whether the consideration to be received by the holders of Life Common Stock remains fair from a financial point of view.

     In particular, the Life Board will review the circumstances surrounding the decline in the price of BB&T Common Stock and whether the decline is a result of an issue specific to BB&T or whether it is reflective of a general decline in the bank stock market. In the event BB&T should decline to adjust the Exchange Ratio and Life should determine to proceed without adjustment, BB&T and Life intend to review the circumstances prevailing at that time to determine whether to resolicit the Life shareholders, although the terms of the Reorganization Agreement do not specifically require the parties to effect a resolicitation of the Life shareholders.

     The operation of the Exchange Ratio and the adjustment mechanism can be illustrated by five scenarios. (For purposes of the numerical examples, the Index Price, as of October 29, 1997, is $100.)

      (a) The first scenario is that the Closing Value of the BB&T Common Stock is not less than $56.90. Under this scenario, the Exchange Ratio would be
    0.58 and there would be no potential adjustment to the Exchange Ratio and no right on the part of Life to terminate the Reorganization Agreement due to a decline in the price of BB&T Common Stock. The implied market value (based on the Closing Value) of the consideration to be received by Life shareholders would be not less than $33.00.

      (b) The second scenario is that the Closing Value is at least $55.00 and less than $56.90. Under this scenario, the Exchange Ratio would be set at the amount between 0.58 and 0.60 such that the implied market value (based on the Closing Value) of the consideration to be received by Life shareholders would be $33.00, and there would be no right on the part of Life to terminate the Reorganization Agreement.

      (c) The third scenario is that the Closing Value is at least $45.00 and less than $55.00. Under this scenario, the Exchange Ratio would be 0.60 and there would be no right on the part of Life to terminate the Reorganization Agreement due to a decline in the value of BB&T Common Stock and therefore no potential adjustment to the Exchange Ratio, even though the implied market value of the consideration to be received by Life shareholders could have fallen from a pro forma $32.93 as of October 28, 1997 to $27.00 per share (based on a Closing Value of $45.00) as of the Determination Date, assuming that the value at the Determination Date equals the Closing Value.

      (d) The fourth scenario is that the Closing Value is less than $45.00 but the BB&T Ratio is equal to or above the Index Ratio. In this case, the Exchange Ratio would be 0.60 and there would be no right on the part of Life to terminate the Reorganization Agreement due to the decline in the value of BB&T Common Stock and therefore no potential adjustment to the Exchange Ratio, even though the implied market value of the consideration to be received by Life shareholders would have fallen from a pro forma $32.93 as of October 28, 1997 to less than $27.00 per share. For example, if the Closing Value were $40.00 and the Index Price were $80.00, the BB&T Ratio would be 0.73 ($40.00 / $54.875) and the Index Ratio would be 0.72 (0.9 x ($80.00 / $100.00)). Based upon the assumed $40.00 Closing Value, the consideration to be received by Life shareholders would have an implied market value of $24.00 per share.

      (e) The fifth scenario is that both the Closing Value is less than $45.00 and the BB&T Ratio is less than the Index Ratio. In this case, Life would have the right to terminate the Reorganization Agreement based on the decline in BB&T's stock price. BB&T would have the right, but not the obligation, to reinstate the Reorganization Agreement by adjusting the Exchange Ratio so that Life shareholders would receive shares of BB&T Common Stock having an implied market value (based upon the Closing Value) equal to $27.00 per share. For example, if the Closing Value were $40.00 and the Index Price were $90.00, the BB&T Ratio would be 0.73 ($40.00 / $54.875) and the Index Ratio would be 0.81 (0.9 x ($90.00 / $100.00)).
    Based upon the assumed $40.00 Closing Value, the consideration to be received by Life shareholders would have an implied market value of $24.00 per share. If the Life Board elected to terminate the Reorganization Agreement, BB&T would have the right, but not the obligation, to reinstate the Reorganization Agreement by increasing the Exchange Ratio within five days to 0.675, which represents $27.00 divided by the Closing Value. Based upon the assumed $40.00 Closing Value, the new Exchange Ratio would represent a value to Life shareholders of $27.00 per share.

     Life shareholders should be aware that the actual market value of a share of BB&T Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Life Common Stock may be more or less than the Closing Value. Life shareholders are urged to obtain information on the trading value of BB&T Common Stock that is more recent than that provided in this Proxy Statement/Prospectus. See "SUMMARY -- Comparative Market Prices and Dividends."


     No fractional shares of BB&T Common Stock will be issued in the Merger. Holders of Life Common Stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying the fractional part of such share of BB&T Common Stock by the Closing Value.


Exchange of Life Common Stock Certificates

     At the Effective Time, by virtue of the Merger and without any action on the part of Life or the holders of Life Common Stock, each share of Life Common Stock issued and outstanding immediately before the Effective Time will be converted into and will represent the right to receive, upon surrender of the certificate representing such share of Life Common Stock as described below, whole shares of BB&T Common Stock and cash in lieu of any fractional share (the "Merger Consideration"). Promptly after the Effective Time, BB&T will deliver or mail to each Life shareholder a form of letter of transmittal and instructions for use in effecting the surrender, in exchange for the Merger Consideration, of the certificates that, immediately before the Effective Time, represented any shares of Life Common Stock. Upon surrender of such certificates, together with such letter of transmittal duly executed and completed in accordance with its instructions and such other documents as may be reasonably requested, BB&T will promptly transfer the Merger Consideration to the persons entitled to receive it.

     HOLDERS OF LIFE COMMON STOCK SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE TRANSMITTAL FORMS AND INSTRUCTIONS.

     Until surrendered as described above, each outstanding certificate that prior to the Effective Time represented one or more shares of Life Common Stock will be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Life Common Stock. With respect to any certificate for Life Common Stock that has been lost or destroyed, BB&T will pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the Effective Time, no transfer of the shares of Life Common Stock outstanding immediately before the Effective Time will be made on the stock transfer books of BB&T Financial-VA.

     BB&T Financial-VA will pay any dividends or other distributions with a record date before the Effective Time that have been declared or made by Life in respect of shares of Life Common Stock in accordance with the terms of the Reorganization Agreement and that remain unpaid at the Effective Time. To the extent permitted by law, former shareholders of record of Life will be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of Life Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Life Common Stock for certificates representing BB&T Common Stock. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Reorganization Agreement, but after the Effective Time no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time will be delivered to the holder of any certificate representing Life Common Stock until such holder surrenders such certificate for exchange described above. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) will be delivered and paid with respect to each share of Life Common Stock represented by such certificate.


The Reorganization Agreement

     Effective Date and Time of the Merger

     The Reorganization Agreement provides that the closing of the transactions contemplated therein will take place on the business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the consummation of the Merger, or such later date as the parties may otherwise agree. The Effective Time will occur at the time and date specified in the Articles of Merger to be filed with the State Corporation Commission of the Commonwealth of Virginia. It is currently anticipated that the filing of the Articles of Merger will take place as soon as practicable following the date on which the Plan of Merger is approved by the Life shareholders and all other conditions to the respective obligations of BB&T and Life to consummate the Merger have been satisfied. If the Merger is approved at the Special Meeting on February 23, 1998, it is currently anticipated that the filing of the Articles of Merger will occur on or about February 27, 1998 and the Effective Time will occur on or about March 1, 1998. There can be no assurance, however, that this schedule will be followed.


     Conditions to the Merger

     The respective obligations of BB&T and Life to carry out the Merger and the other transactions contemplated by the Reorganization Agreement are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the Effective Time: (a) all corporate action necessary to authorize the execution, delivery and performance of the Reorganization Agreement and the Plan of Merger must have been duly and validly taken, including the approval of the shareholders of Life of the Reorganization Agreement and the Plan of Merger; (b) the Registration Statement (including any post-effective amendments) must be effective under the Securities Act, no proceedings may be pending or threatened by the Commission to suspend the effectiveness of the Registration Statement and the BB&T Common Stock to be issued in the Merger must either have been registered or be subject to exemption from registration under applicable state securities laws; (c) the parties must have received all regulatory approvals required in connection with the transactions contemplated by the Reorganization Agreement, all notice periods and waiting periods required after the granting of the approvals must have passed and all approvals must be in effect; (d) neither BB&T nor Life nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated by the Reorganization Agreement;
(e) Life and BB&T must have received an opinion of BB&T's legal counsel, Womble Carlyle Sandridge & Rice, PLLC, in form and substance satisfactory to Life and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Life will not recognize any gain or loss to the extent that they exchange shares of Life Common Stock for shares of BB&T Common Stock; and (f) BB&T must have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

     The obligations of Life to carry out the transactions contemplated by the Reorganization Agreement are also subject to the satisfaction of the following additional conditions at or before the Effective Time, unless, where permissible, waived by Life: (a) BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the Reorganization Agreement; (b) all approvals of the transactions contemplated in the Reorganization Agreement from the Federal Reserve and any other state or federal government agency, department or body whose approval is required for the consummation of the Merger must have been received and all waiting periods with respect to such approvals must have expired; (c) the shares of BB&T Common Stock to be issued in the Merger must have been approved for listing on the NYSE, subject to official notice of issuance; and (d) Life must have received customary closing certificates and legal opinions from BB&T and its counsel.

     In addition, all representations and warranties of BB&T will be evaluated as of the date of the Reorganization Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise contemplated by the Reorganization Agreement or consented to in writing by Life. The representations and warranties of BB&T concerning (a) its capitalization, (b) its and its subsidiaries' organization and authority to conduct business, (c) its authorization and the binding nature of the Reorganization Agreement and (d) the absence of any conflict between the transactions contemplated by the Reorganization Agreement and the BB&T Articles or BB&T Bylaws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of BB&T set forth in the Reorganization Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

     The obligations of BB&T to carry out the transactions contemplated by the Reorganization Agreement are also subject to satisfaction of the following additional conditions at or before the Effective Time, unless, where permissible, waived by BB&T: (a) no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by the Reorganization Agreement as to render their consummation inadvisable or unduly burdensome; (b) Life must have performed in all material respects all obligations and complied in all material respects with all covenants required by the Reorganization Agreement; (c) BB&T must have received written agreements from certain affiliates of Life concerning the shares of BB&T Common Stock to be received by them; and (d) BB&T must have received customary closing certificates and legal opinions from Life and its counsel.

     In addition, all representations and warranties of Life will be evaluated as of the date of the Reorganization Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise contemplated by the Reorganization Agreement or consented to in writing by BB&T. The representations and warranties of Life concerning (a) its capitalization, (b) its and its subsidiaries' organization and authority to conduct business, (c) its ownership of its subsidiaries, (d) its authorization and the binding nature of the Reorganization Agreement, (e) the absence of conflict between the transactions contemplated by the Reorganization Agreement and the Life Articles or the Life Bylaws, (f) its forbearance from taking any actions that would negatively affect the pooling-of-interests or tax-free elements of the Merger or the receipt of necessary regulatory approvals and (g) actions taken to exempt the Merger from Virginia anti-takeover laws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of Life set forth in the Reorganization Agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on Life and Life's subsidiaries taken as a whole.

 Conduct of Life's and BB&T's Business Prior to the Effective Time

     Except with the prior written consent of BB&T, before the Effective Time Life may not, and must cause each of its subsidiaries not to:

      (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Reorganization Agreement, or establish or acquire any new subsidiary or engage in any new activity;

      (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.12 per share of Life Common Stock payable on record dates and in amounts consistent with past practices (except that any dividend declared or payable on the shares of Life Common Stock for the quarterly period during which the Effective Time occurs will, unless otherwise agreed upon in writing by BB&T and Life, be declared with a record date prior to the date of the Merger only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is prior to the Effective Time);

      (c) issue any shares of its capital stock, except pursuant to Life's 1995 Stock Option Plan or the Option Agreement or as described below under " -- Issuance of Additional Shares of Life Common Stock," or issue, grant or authorize any rights to purchase any shares of its capital stock or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

      (d) amend the Life Articles or the Life Bylaws; impose or permit imposition of any lien, charge or encumbrance on any share of stock held by it in any subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim other than in the ordinary course of business;

      (e) merge with any other entity or permit any other entity to merge into it, consolidate with any other entity, acquire control over any other entity or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business consistent with past practices;

      (f) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

      (g) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the vesting of restricted stock awards outstanding as of the date of the Reorganization Agreement or the exercise of compensatory stock options then outstanding), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except with respect to officers and employees in the ordinary course of business consistent with past practices;

      (h) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees (except that this provision does not prevent renewal of any of the foregoing consistent with past practice);

      (i) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Life or any subsidiary or any business combination with Life or any subsidiary other than as contemplated by the Reorganization Agreement; or authorize any officer, director, agent or affiliate of Life or any subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated (except that this commitment will not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Life is advised in writing by legal counsel that the failure so to furnish information or negotiate would, more likely than not, constitute a breach of the fiduciary duties of the Life Board to its shareholders);

      (j) enter into any (i) material agreement, arrangement or commitment not made in the ordinary course of business, (ii) agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Life or any subsidiary or guarantee by Life or any subsidiary of any obligation, (iii) agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (except that this commitment will not apply to the election of directors by shareholders in the normal course or the reappointment of officers in the normal course); or (iv) contract, agreement or understanding with a labor union;

      (k) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation or directives, and except that after approval of the Reorganization Agreement and the Plan of Merger by its shareholders and receipt of required regulatory approvals Life will cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

      (l) change its methods of accounting in effect at December 31, 1996, except as required by changes in generally accepted accounting principles concurred with by BB&T, which concurrence may not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1996, except as required by changes in law or regulation;

      (m) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $50,000 for any one expenditure or $150,000 in the aggregate, or incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank and reverse repurchase arrangements in the ordinary course of business;

      (n) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty that would allow for a termination of the Reorganization Agreement or
    (iii) cause any of the conditions precedent to the transactions contemplated by the Reorganization Agreement to fail to be satisfied; or

      (o) agree to do any of the foregoing.

     Except with the prior written consent of Life, which consent may not be arbitrarily or unreasonably withheld, before the Effective Time neither BB&T nor any subsidiary of BB&T may take any action that would or might be expected to (a) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code; (b) result in any inaccuracy of a representation or warranty that would allow for termination of the Reorganization Agreement; (c) cause any of the conditions precedent to the transactions contemplated by the Reorganization Agreement to fail to be satisfied; (d) exercise the Option other than in accordance with the terms of the Option Agreement, or dispose of the shares of Life Common Stock issuable upon its exercise other than as permitted or contemplated by such terms; or (e) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.


     Waiver; Amendment; Termination; Expenses

     Except with respect to any required regulatory approval, BB&T or Life may at any time (whether before or after approval of the Reorganization Agreement and the Plan of Merger by the Life shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the Reorganization Agreement, the Plan of Merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the Reorganization Agreement or in the Plan of Merger or (c) the performance by the other party of any of its obligations set out therein. No such extension or waiver, or amendment or supplement executed after approval by the Life shareholders of the Reorganization Agreement and the Plan of Merger, however, may reduce either the number of shares of BB&T Common Stock into which each share of Life Common Stock will be converted in the Merger or the payment terms for fractional interests. Subject to the foregoing limitation, the Reorganization Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Life.

     In the event of nonfulfillment of any of the conditions to the obligation of either party to consummate the Merger, such party will consider the materiality to its shareholders of such nonfulfillment and, if appropriate under the circumstances, will resolicit shareholder approval of the Reorganization Agreement and the Plan of Merger and in connection therewith provide appropriate information concerning the nonfulfillment of such condition.

     The Reorganization Agreement may be terminated, and the Merger may be abandoned:

      (a) at any time before the Effective Time, by the mutual consent in writing of BB&T and Life;

      (b) at any time before the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in the Reorganization Agreement or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in the Reorganization Agreement that would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in the Reorganization Agreement (See " -- Conditions to the Merger"); and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of 30 days following written notice of such breach to the party committing such breach or inaccuracy or the Effective Time;

      (c) at any time before the Effective Time, by either party in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated in the Reorganization Agreement cannot be satisfied or fulfilled before the Closing Date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings;

      (d) at any time, by either party in writing, if any of the applications for prior regulatory approval are denied, and the time period for appeals and requests for reconsideration has run;

      (e) at any time, by either party in writing, if the shareholders of Life do not approve the Reorganization Agreement and the Plan of Merger;

      (f) at any time following July 31, 1998, by either party in writing, if the Effective Time has not occurred by the close of business on such date and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings; or

      (g) by Life, pursuant to the provisions of the Reorganization Agreement described above under " -- Exchange Ratio."

     If the Reorganization Agreement and the Plan of Merger are terminated pursuant to any of the provisions described above, both the Reorganization Agreement and the Plan of Merger will become void and have no effect, except that (a) provisions in the Reorganization Agreement relating to confidentiality and expenses will survive any such termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy. The Option Agreement is governed by its own terms. See " -- The Option Agreement."

     Each party to the Reorganization Agreement will bear all expenses incurred by it in connection with the Reorganization Agreement and the transactions contemplated thereby, except that printing expenses and Commission registration fees will be borne 50% by BB&T and 50% by Life.


Interests of Certain Persons in the Merger

     Certain members of Life's management, including all of its directors, have certain interests in the Merger that are in addition to their interests as shareholders of Life generally.


     Employment Agreements

     In connection with the Merger, BB&T-VA will enter into an employment agreement with Mr. Cunningham providing for employment until June 30, 2003, a five-year employment agreement with Mr. Rich and a three-year employment agreement with each of Nelson R. Arnold, T. Frank Clements, Ralph T. Dempsey, Jr., Emory J. Dunning, Jr. and Edward M. Locke (referred to herein individually as an "Executive" and collectively as the "Executives"). The employment agreements will provide for the employment of Mr. Cunningham as Chairman of the Board of Directors, Mr. Rich as Senior Vice President, and each of the remaining Executives as a Vice President, of BB&T-VA.

     The employment agreement for each of the Executives provides that the Executive will receive a base salary at least equal to the base salary received by that Executive from LSB as of January 1, 1998, with an annual increase each year based on BB&T-VA's performance and the Executive's performance, but in no event less than the average percentage increase provided to similarly situated officers of BB&T-VA. Each Executive will be entitled to participate in any bonus or incentive plan, whether it provides for awards in cash or securities, made available to officers of BB&T-VA similarly situated to the Executive, or such other similar plans for which the Executive may become eligible and designated a participant. Each Executive also will be entitled to receive, on the same basis as other officers of BB&T-VA, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance, stock option plan and similar indirect compensation that BB&T-VA may from time to time extend to its similarly situated officers.

     In addition to the foregoing, BB&T-VA will pay each Executive a certain amount each year in lieu of providing the use of an automobile and certain other fringe benefits. The amount to be paid to Mr. Cunningham is $36,510 per year; to Mr. Rich, $25,952 per year; and to the other Executives, from $0 to $28,936 (in each case prorated for any partial year). These payments will not be deemed to constitute salary for purposes of calculating the base salaries to be paid under the employment agreements, nor will they be deemed to be compensation for purposes of determining accruals, contributions, grants or benefits under any employee benefit plan or program.

     Each Executive's employment agreement provides that, in the event BB&T-VA terminates his employment other than by reason of disability or for cause, the Executive will, if he complies with certain noncompetition provisions, be entitled to receive an annual salary for the remainder of what would otherwise have been the term of the agreement equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years ("Termination Compensation"). In addition, each Executive would continue to receive health insurance coverage from BB&T-VA on the same terms as were in effect before the termination, either under BB&T-VA's plans or comparable coverage, during the time payments of Termination Compensation are made.

     Mr. Cunningham's employment agreement provides that if his employment were to terminate by reason of death or disability, BB&T-VA would continue to pay his base salary as in effect on the date of death or disability for the remainder of the term of the agreement (offset, in the case of disability, for any benefits payable under any BB&T-VA disability benefit plan). The employment agreements with the other Executives provide that upon termination by reason of disability, the Executive would, during the first six months of the period of disability, continue to earn all compensation (including bonuses and incentive compensation) to which he would have been entitled had he not been disabled, inclusive of any compensation received pursuant to any applicable disability insurance plan of BB&T-VA or BB&T. Thereafter, the Executive would receive the compensation to which he was entitled under any applicable disability insurance plan of BB&T-VA or BB&T. The employment agreements for these Executives provide in each case that the agreement would terminate upon the Executive's death.

     The employment agreement with Mr. Rich provides that if he were to elect to resign from employment after the one-year anniversary of the date of the agreement other than for "Good Reason" or on account of disability, he would be entitled to receive a lump sum amount equal to his annual Termination Compensation times the lesser of (i) the number of years until the end of the term of the agreement, with partial years rounded to two decimal places, or
(ii) 2.99. Each of the employment agreements with the other Executives, other than Mr. Cunningham, provides that if the Executive were to elect to resign from employment for "Good Reason" (as defined below, except that the reference to an involuntary relocation would apply whether or not there has been a Change of Control) after the one-year anniversary of the date of the agreement, the Executive would be entitled to receive a lump sum amount equal to his annual Termination Compensation times the lesser of (i) the number of years until the end of the term of the agreement, with partial years rounded to two decimal places, or (ii) 2.00. If any of the Executives other than Mr. Cunningham or Mr. Rich were to elect to resign from employment after the one-year anniversary of the date of the agreement other than for "Good Reason" or on account of disability, he would be entitled to receive a lump sum amount equal to his annual Termination Compensation times the lesser of (i) the number of years until the end of the Term, with partial years rounded to two decimal places, or
(ii) 1.00.

     Each of the employment agreements provides that, in the event of a Change of Control of BB&T-VA or BB&T, the Executive may voluntarily terminate employment with BB&T-VA up until twelve months after the Change of Control for "Good Reason" and (a) be entitled to receive in a lump sum (i) any compensation due but not yet paid through the date of termination and (ii) in lieu of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to the Termination Compensation times 2.99, and
(b) continue to participate in the same group hospitalization plan, health care plan, dental care plan, life or other insurance or death benefit plan, and any other present or future similar group employee benefit plan or program for which officers of BB&T-VA generally are eligible, or comparable plans or coverage, for a period of three years following termination of employment by the Executive, on the same terms as were in effect either (A) at the date of termination, or (B) if such plans and programs in effect before the Change of Control of BB&T-VA or BB&T were, considered together as a whole, materially more generous to the officers of BB&T-VA, then at the date of the Change of Control.

     "Good Reason" means the occurrence of any of the following events without the Executive's express written consent: (a) the assignment to the Executive of duties inconsistent with the position and status of the certain positions with BB&T-VA held before the Change of Control; (b) a reduction by BB&T-VA in the Executive's pay grade or base salary as then in effect, or the exclusion of the Executive from participation in BB&T-VA's benefit plans in which he previously participated, or BB&T-VA's failure to increase (within twelve months of the Executive's last increase in base salary) the Executive's base salary in an amount at least equal, on a percentage basis, to the average percentage increase in base salary for all executives entitled to participate in BB&T-VA's executive incentive plans for which the Executive was eligible in the preceding twelve months; (c) an involuntary relocation of the Executive more than 100 miles from the location where the Executive worked immediately before the Change in Control or the breach by BB&T-VA of any material provision of this Agreement; or (d) any purported termination of the employment of the Executive by BB&T-VA that is not effected in accordance with the employment agreement.

     A "Change of Control" would be deemed to occur if (a) any person or group of persons (as defined in the Exchange Act) together with its affiliates, excluding employee benefit plans of BB&T-VA or BB&T, is or becomes the beneficial owner of securities of BB&T-VA or BB&T representing 20% or more of the combined voting power of BB&T-VA's or BB&T's then outstanding securities;
(b) as a result of a tender offer or exchange offer for the purchase of securities of BB&T-VA or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board; (c) the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 60% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation; (d) the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or (e) any other event occurs that BB&T's Board of Directors determines should constitute a Change of Control.

     The Executives' employment agreements with BB&T will supersede any of their existing employment agreements and change of control arrangements with Life and LSB.


     Board of Directors of BB&T-VA

     The Reorganization Agreement provides that Mr. Cunningham will be elected Chairman of the Board of Directors of BB&T-VA and Mr. Rich, Donald I. Fentress, William J. Jonak, Jr. and Frederick V. Martin will be elected as members of the Board of Directors of BB&T-VA as soon as practicable following the Effective Time. The remainder of the Life Board serving immediately preceding the Effective Time will be offered seats on BB&T-VA's Advisory Board for the area including Norfolk, Virginia, as of the Effective Time. For eighteen months following the Effective Time, all of these directors will receive, as compensation for service on the BB&T-VA boards, directors' fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of Life in effect on July 1, 1997. Thereafter, these directors will receive directors' fees in accordance with the standard schedule of fees for service on the applicable boards. The Reorganization Agreement further provides that for two years after the Effective Time, none of these directors will be prohibited from serving on either of the BB&T-VA boards on the grounds that he has attained the maximum age for service on the boards (currently age 70).


     Indemnification of Directors and Officers

     The Reorganization Agreement provides that BB&T or one of its subsidiaries will purchase and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Life for acts or omissions occurring before the Effective Time. This insurance will provide at least the same coverage and amounts as contained in Life's policy on the date of the Reorganization Agreement, except that in no event may the annual premium on this policy exceed 150% of the annual premium payments on Life's policy then in effect (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure this insurance coverage exceeds the Maximum Amount, BB&T will use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. In addition, BB&T has agreed in the Reorganization Agreement to indemnify all individuals who are or have been officers, directors or employees of Life before the Effective Time from any acts or omissions in these capacities before the Effective Time, to the extent indemnification is provided pursuant to the Life Articles and is permitted under the VSCA. See "COMPARISON OF SHAREHOLDERS' RIGHTS --Exculpation and Indemnification -- Life."



Regulatory Considerations

     Bank holding companies (such as BB&T and BB&T Financial-VA), savings and loan holding companies (such as Life) and their respective depository institution subsidiaries (including BB&T-VA and LSB, respectively) are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the Merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation, and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Forms 10-K of each of BB&T and Life incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Those summaries are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies.

     The Merger and the LSB Bank Merger are subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.


     The Merger

     The Merger is subject to approval by the BFI under Section 6.1-194.97 of the Code of Virginia, which permits an out-of-state holding company, such as BB&T, to acquire directly or indirectly more than twenty five percent (25%) of the voting shares of a Virginia savings institution holding company, such as Life, or a savings institution located in Virginia, such as LSB, if the BFI approves the transaction. Approval of such an application is conditioned upon, among other things, the BFI's determination that the laws of the state in which the out-of-state holding company is located, in this case North Carolina, would permit Virginia savings institution holding companies to acquire savings institutions and savings institution holding companies in that state. North Carolina law would permit a Virginia savings and loan holding company to acquire a savings institution and savings and loan holding company located in North Carolina, subject to certain conditions. The BFI also must determine whether: (a) the proposed acquisition would be detrimental to the safety and soundness of the companies involved; (b) the applicant, its directors and officers, and any proposed new directors and officers are qualified by character, experience and financial responsibility to control and operate a Virginia savings institution; (c) the proposed acquisition would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the companies involved; and (d) the acquisition is in the public interest.

     BB&T also is required to provide notice of the Merger to the Federal Reserve under the Bank Holding Company Act and the Federal Reserve's Regulation
Y. Under the Bank Holding Company Act, a bank holding company, such as BB&T, may not acquire direct or indirect ownership or control of a company engaged in nonbanking activities unless the company is engaged in an activity that the Federal Reserve has determined to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. The Federal Reserve has determined by regulation that owning a savings institution is closely related to banking. However, the Federal Reserve is required by the Bank Holding Company Act to review the Merger to determine whether it reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries, and Life and its subsidiaries, and the effect of the proposed transaction on those resources, as well as whether the Merger would result in a monopoly or otherwise would substantially lessen competition. Recently enacted legislation requires the Federal Reserve to forward a copy of the notice required to be filed by BB&T to the OTS for its review and comment. However, because such legislation exempts bank holding companies that acquire savings institutions from the provisions of the federal law relating to savings and loan holding companies, BB&T is not required to file a separate application with the OTS for approval of the Merger.


     The LSB Bank Merger

     Although not required by the terms of the Reorganization Agreement or the Plan of Merger, BB&T expects to effect the LSB Bank Merger during 1998. The LSB Bank Merger is subject to approval of the FDIC under the Bank Merger Act.

In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the LSB Bank Merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the LSB Bank Merger in any section of the country may be substantially to lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the LSB Bank Merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the LSB Bank Merger and an opportunity for the public to comment on the application in writing and to request a hearing.

     The BFI must approve the LSB Bank Merger under Section 6.1-194.40 of the Virginia Code, which authorizes the merger between a federal savings bank and a Virginia chartered bank, when, among other things, the BFI determines that all applicable laws governing such mergers are complied with and the public interest will be served. In addition, notice of the LSB Bank Merger must be provided to the OTS under its regulations.

     The Bank Merger Act requires that any bank merger, including the LSB Bank Merger, may not be consummated before the thirtieth day after approval by the FDIC, during which time the U.S. Department of Justice (the "DOJ") may challenge the LSB Bank Merger on antitrust grounds. If the FDIC has not received any adverse comments from the DOJ concerning the competitive effects of the proposed transaction, this time period may be shortened to no less than fifteen days after the date of approval.

     All of the required applications and notices for the Merger have been submitted to the appropriate regulatory agencies, and BB&T anticipates that the regulatory approvals described herein will be obtained in time to allow consummation of the Merger by March 1, 1998. However, there can be no assurance that other regulatory approvals will be obtained so as to permit consummation of the Merger or that such approvals will not be conditioned upon matters that would cause BB&T to abandon the Merger. There likewise is no assurance that the DOJ or a state Attorney General will not challenge the Merger or the LSB Bank Merger, or, if such a challenge is made, as to the results thereof.

     BB&T and Life are not aware of any other governmental approvals or actions that are required for consummation of the Merger or the LSB Bank Merger, except as described above. Should any other approval or action be required, it is contemplated presently that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Merger or would not be conditioned in a manner that would cause BB&T to abandon the Merger.


Certain Federal Income Tax Consequences of the Merger

     The following is a summary description of certain anticipated federal income tax consequences of the Merger to the shareholders of Life and to BB&T and Life. This summary is not intended to be a complete description of all of the federal income tax consequences of the Merger. No information is provided with respect to the tax consequences of the Merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies, or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the Merger) or are subject to the "golden parachute" provisions of the Code (to the extent that tax affects the tax consequences of the Merger); persons who acquired Life Common Stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each Life shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Merger. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") with respect to the tax effects of the Merger.

     In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:
(a) the Merger will constitute a reorganization under Section 368 of the Code;
(b) no gain or loss will be recognized by BB&T or Life by reason of the Merger;
(c) the shareholders of Life will recognize no gain or loss for federal income tax purposes to the extent BB&T Common

Stock is received in the Merger in exchange for Life Common Stock; (d) a shareholder of Life who receives cash in lieu of a fractional share of BB&T Common Stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of such fractional share; (e) the tax basis in the BB&T Common Stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the Life Common Stock surrendered in exchange therefor; and (f) the holding period for BB&T Common Stock received (including any fractional share interest deemed received) in exchange for shares of Life Common Stock will include the period during which the shareholder held the shares of Life Common Stock surrendered in the exchange, provided that the Life Common Stock was held as a capital asset at the Effective Time.

     The consummation of the Merger is conditioned upon the receipt by BB&T and Life of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the Closing Date to the effect of items (a) and (c) as described above.


Accounting Treatment

     It is anticipated that the Merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under such accounting method, holders of Life Common Stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T Common Stock by exchanging their shares for shares of BB&T Common Stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of Life, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of Life for the entire fiscal year in which the Merger occurs; however, certain expenses incurred to effect the Merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited proforma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling-of-interests method of accounting.

     BB&T's and Life's respective obligations to consummate the Merger are conditioned upon the receipt by BB&T of letters from Arthur Andersen LLP, BB&T's independent certified public accountants, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, to the effect that the Merger qualifies for pooling-of-interests accounting treatment. See " -- Issuance of Additional Shares of Life Common Stock."


Issuance of Additional Shares of Life Common Stock

     Because of certain repurchases by Life of Life Common Stock, Life intends to issue and sell up to 200,000 additional shares of Life Common Stock prior to the Effective Time in order to facilitate the treatment of the Merger as a pooling of interests. See " -- Accounting Treatment." The additional shares of Life Common Stock will be issued shortly prior to the Effective Time, and will be treated for all purposes as issued and outstanding at the Effective Time.


The Option Agreement

     General

     As a condition to BB&T entering into the Reorganization Agreement, Life (as issuer) entered into the Option Agreement with BB&T (as grantee), pursuant to which Life granted the Option to BB&T to purchase from Life up to 1,959,668 shares of Life Common Stock (subject to adjustment in certain circumstances, but in no event to exceed 19.9% of the shares of Life Common Stock outstanding upon any exercise of the Option) at a price of $24.75 per share (subject to adjustment under certain circumstances, as described below) (the "Purchase Price"). The purchase of any shares of Life Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act. See " -- Regulatory Considerations."

     The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Reorganization Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now, or before the Effective Time, be interested in acquiring all of or a significant interest in Life from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of Life with a higher current market price than the shares of BB&T Common Stock to be received for each share of Life Common Stock pursuant to the Reorganization Agreement.

     The Option Agreement is filed as an exhibit to the Registration Statement, and reference is made thereto for the complete terms of the Option Agreement and the Option. The following discussion is qualified in its entirety by reference to the Option Agreement. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

 Exercisability

     If BB&T is not in material breach of the Option Agreement or its covenants and agreements contained in the Reorganization Agreement and if no injunction or other court order against delivery of the shares covered by the Option is in effect, BB&T may generally exercise the Option, in whole or in part, at any time and from time to time, following the happening of either of the following events (each a "Purchase Event"):

      (a) without BB&T's prior written consent, Life authorizing, recommending, publicly proposing (or publicly announcing an intention to authorize, recommend or propose) or entering into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (i) a merger, consolidation or similar transaction involving Life or any of its significant subsidiaries, (ii) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of Life and its subsidiaries or (iii) the issuance, sale or other disposition of securities representing 15% or more of the voting power of Life or any of its significant subsidiaries; or

      (b) any third party or group of third parties acquiring or having the right to acquire beneficial ownership of securities representing 15% or more of the voting power of Life or any of its significant subsidiaries.

The obligation of Life to issue shares of Life Common Stock upon exercise of the Option will be deferred (but will not terminate) (i) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.


     Termination

     The Option will terminate upon the earliest to occur of the following events: (a) the Effective Time; (b) the termination of the Reorganization Agreement prior to the occurrence of a Purchase Event or Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by Life of a covenant or agreement in the Reorganization Agreement or an inaccuracy in Life's representations or warranties in the Reorganization Agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the Reorganization Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the Reorganization Agreement based on the failure of the shareholders of Life to approve the Reorganization Agreement and the Plan of Merger.

     A "Preliminary Purchase Event" is defined as either of the following:

      (a) the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of Life Common Stock or the filing of a registration statement with respect to such an offer, or

      (b) the failure of the shareholders of Life to approve the Reorganization Agreement, the failure of the Special Meeting to have been held, the cancellation of the Special Meeting prior to the termination of the Reorganization Agreement or the Life Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the Reorganization Agreement, in any case after a third party: (i) proposes to engage in an Acquisition Transaction, (ii) commences a tender offer or files a registration statement under the Securities Act with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of Life Common Stock or (iii) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

     To the knowledge of BB&T and Life, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this Proxy Statement/Prospectus.


     Adjustments

     The Option Agreement provides for certain adjustments in the Option in the event of any change in Life Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of Life Common Stock before termination of the Option.


     Repurchase Rights

     At the request of the holder of the Option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), Life must, if the Option has not terminated, repurchase from the holder (a) the Option and
(b) all
shares of Life Common Stock purchased by the holder pursuant to the Option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

      (a) the aggregate Purchase Price paid by the holder for any shares of Life Common Stock acquired pursuant to the Option with respect to which the holder then has beneficial ownership, plus

      (b) the excess, if any, of (i) the Applicable Price (as defined in the Option Agreement) for each share of Life Common Stock over the Purchase Price, multiplied by (ii) the number of shares of Life Common Stock with respect to which the Option has not been exercised, plus

      (c) the excess, if any, of (i) the Applicable Price over the Purchase Price paid (or, in the case of shares of Life Common Stock covered by the Option with respect to which the Option has been exercised but the closing date for the purchase has not occurred, payable) by the holder for each share of Life Common Stock with respect to which the Option has been exercised and with respect to which the holder then has beneficial ownership, multiplied by (ii) the number of such shares.

     A "Repurchase Event" occurs if: (a) any third party acquires actual ownership or control of, or any "group" (as such term is defined under the Exchange Act) is formed that has acquired actual ownership or control of, 50% or more of the then outstanding shares of Life Common Stock, or (b) any of the merger or other business combination transactions described in subsections (a) through (d) in the paragraph below describing substitute options is consummated.


     Substitute Options

     If, before the termination of the Option Agreement, Life enters into an agreement:

      (a) to consolidate with or merge into any third party and will not be the continuing or surviving corporation of the consolidation or merger;

      (b) to permit any third party to merge into Life with Life as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of Life Common Stock are changed into or exchanged for stock or other securities of Life or any other person or cash or any other property, or the outstanding shares of Life Common Stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

      (c) to permit any third party to acquire all of the outstanding shares of Life Common Stock pursuant to a statutory share exchange; or

      (d) to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the Option will be converted or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Life assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the Option Agreement.


     Registration Rights

     The Option Agreement grants to BB&T and any permitted transferee of the Option certain rights to require Life to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of Life Common Stock or other securities that have been acquired by or are issuable upon exercise of the Option.


Effect on Employees, Employee Benefit Plans and Stock Options

     Employees

     In the Reorganization Agreement, BB&T has agreed to use its reasonable best efforts to inform the employees of Life and its subsidiaries of the likelihood of having continued employment with BB&T or one of its subsidiaries following the Effective Time and, where appropriate, to use its reasonable best efforts to interview employees of Life to determine if there are mutually beneficial employment opportunities available at BB&T or one of its subsidiaries. Each employee of Life or a Life Subsidiary who becomes an employee of BB&T or one of its subsidiaries and is terminated after the Effective Time (excluding any employee who has an existing employment or special termination agreement) may be entitled to severance pay, in accordance with the general severance policy maintained by BB&T. Such an employee's service with Life will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

     Each employee of Life at the Effective Time who becomes an employee of BB&T or one of its subsidiaries immediately after the Effective Time will be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of BB&T or its subsidiary, subject to the terms of the plans and programs. Service with Life will be deemed to be service with BB&T or its subsidiary for the purpose of determining eligibility to participate in these welfare plans and programs.


 401(k) Plan

     BB&T will cause the 401(k) plan of Life to be merged with the 401(k) plan maintained by BB&T and its subsidiaries, and the account balances of former employees of Life or its subsidiaries who are participants in the Life plan will be transferred to accounts under the BB&T 401(k) plan. Following the merger and transfer, these accounts will be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time (and subject to BB&T's right to terminate that plan). For purposes of administering the 401(k) plan and any other pension benefit plan of BB&T, service with Life and its subsidiaries by each such employee will be deemed to be service with BB&T or its subsidiaries for participation and vesting purposes only.


     Employee Stock Ownership Plan

      Each participant in the Life ESOP not fully vested will become fully vested in his or her Life ESOP account as of the Effective Time. Life and BB&T have agreed to cooperate to amend the Life ESOP and take other action to provide that the Life ESOP will terminate upon the Effective Time. Before the Effective Time, Life or one of its subsidiaries will make contributions to the Life ESOP in accordance with the its provisions consistent with past practice, and the existing Life ESOP indebtedness ("Life ESOP Indebtedness") will be paid down as required by the terms of the Life ESOP. Any Life ESOP Indebtedness remaining as of the Effective Time will be repaid from the Trust associated with the Life ESOP through application or sale of the BB&T Common Stock received by the Life ESOP, except that any related sale or distribution of shares by (a) the Life ESOP will be effected in accordance with the requirements of federal and any applicable state securities laws and regulations and (b) the Life ESOP and any participant will be effected in such a manner (and with such safeguards as may be necessary or appropriate) so as not to jeopardize the intended pooling-of-interests accounting treatment of the Merger. Upon the repayment of the Life ESOP Indebtedness, the remaining funds in the Life ESOP suspense account will be allocated (to the extent permitted applicable laws and regulations) to Life ESOP participants (as determined under the terms of the Life ESOP). Life and BB&T have agreed that, subject to the conditions described in the Reorganization Agreement, as soon as practicable after the Effective Time and repayment of the Life ESOP Indebtedness, participants in the Life ESOP will be entitled at their election to have the amounts in their Life ESOP accounts either distributed to them in a lump sum or rolled over to another tax-qualified plan (including the BB&T 401(k) Savings Plan to the extent permitted by that plan) or individual retirement account.

     The actions relating to termination of the Life ESOP will be adopted conditional upon the consummation of the Merger and upon receiving a favorable determination letter from the IRS with regard to the continued qualification of the Life ESOP after any required amendments. Life and BB&T will cooperate in submitting appropriate requests for any determination letter to the IRS and will use their best efforts to seek the issuance of the letter as soon as practicable. Life and BB&T will adopt additional amendments to the Life ESOP as may be reasonably required by the IRS as a condition to granting the determination letter, provided that the amendments do not (a) substantially change the terms outlined in the Reorganization Agreement, (b) have a material adverse effect on Life and its subsidiaries taken as a whole or (c) result in an additional material liability to BB&T.

     After the Effective Time, BB&T will maintain the Life ESOP for the exclusive benefit of employees and other persons who were participants or beneficiaries prior to the Effective Time, and will proceed with termination of the Life ESOP through distribution of its assets in accordance with its terms subject to the amendments described in the Reorganization Agreement and as otherwise may be required to comply with applicable law or to obtain a favorable determination from the IRS as to the continuing qualified status of the Life ESOP. No termination distributions from the Life ESOP will occur after the Effective Time, however, until a favorable determination letter has been received from the IRS.

 Recognition and Retention Plan

     Life and BB&T have agreed that the Merger will constitute a "Change in Control" as defined in Life's Recognition and Retention Plan (the "RRP"). At the Effective Time, each participant in the RRP will become fully vested in all shares of Life Common Stock previously granted or awarded to him or her under the RRP, and these shares will be converted into shares of BB&T Common Stock. Life and BB&T will cooperate to amend the RRP and take other action to provide that the RRP will terminate upon the Effective Time. As soon as practicable after the Effective Time, and subject to any applicable federal or state securities laws, all shares of Life Common Stock previously granted or awarded to participants in the RRP (but not yet distributed, and as converted to shares of BB&T Common Stock pursuant to the Merger) will be distributed to the participants. Any shares of Life Common Stock outstanding under the RRP's related trust, but not subject to a grant or award, will be converted into BB&T Common Stock as of the Effective Time and will revert to BB&T.


     Stock Options

     At the Effective Time, each stock option ("Stock Option") granted under Life's 1995 Stock Option Plan (the "Life Option Plan") then outstanding (and that by its terms does not lapse on or before the Effective Time), whether or not then exercisable, will be converted automatically into and become an option under the BB&T 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan"), and will be governed by the terms and conditions of the BB&T Option Plan, except that in no event will the vesting, exercise and duration provisions of any Stock Option following conversion be less favorable to the optionee than provided under the individual stock option agreements as in effect under the Stock Option Plan immediately before the Effective Time. In making this conversion, (a) the number of shares of BB&T Common Stock subject to each Stock Option will be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of Life Common Stock subject to such Stock Option immediately before the Effective Time by the Exchange Ratio, (b) the per share exercise price under each Stock Option will be adjusted by dividing the per share exercise price under the Stock Option by the Exchange Ratio and rounding up to the nearest cent, and (c) no restrictions on transfers will be placed on shares of BB&T Common Stock received through the exercise of the Stock Option except to the extent such restrictions would have been placed on such shares under the Life Option Plan or are required by the securities laws. In addition, each Stock Option that is an "incentive stock option" will be adjusted as required by the Code so as to continue as an incentive stock option under the Code, and so as not to constitute a modification, extension, or renewal of the Stock Option within the meaning of the Code.

     As soon as practicable following the Effective Time, BB&T will deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved under the BB&T Option Plan adequate shares of BB&T Common Stock for delivery upon exercise of any such converted options.

     Options to purchase an aggregate of 873,702 shares of Life Common Stock are expected to be outstanding at the Effective Time. Any shares of Life Common Stock issued pursuant to the exercise of options under the plan before the Effective Time will be converted into shares of BB&T Common Stock and cash in the same manner as other outstanding shares of Life Common Stock.


Restrictions on Resales by Affiliates

     All shares of BB&T Common Stock issuable in the Merger will be registered under the Securities Act and will be freely transferable, except that any such shares received by "persons" who are deemed to be "affiliates" (as such terms are defined under the Securities Act) of Life at the Effective Time may be resold by them only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Those who may be deemed affiliates of Life generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Life and include certain executive officers and directors of Life. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouse, relatives and spouse's relatives who in each case have the same home as the affiliate.

     The Reorganization Agreement requires Life to cause each of its affiliates to deliver to BB&T a written agreement to the effect that such person will not offer or otherwise dispose of any shares of BB&T Common Stock issued to that person in the Merger except (a) in compliance with the Securities Act and the rules and regulations promulgated thereunder and (b) after such time as BB&T publishes financial statements reflecting at least one month of combined operations with Life, which restriction is necessary to obtain pooling-of-interests accounting treatment.

                            INFORMATION ABOUT BB&T

General

     BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas and Virginia. BB&T's bank subsidiaries are BB&T-NC, a North Carolina chartered bank; BB&T-SC, a South Carolina chartered bank; BB&T-VA, a Virginia chartered bank; and FFSB, a federally chartered savings bank. The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina, which in turn owns all of the issued and outstanding shares of BB&T-SC, and BB&T Financial-VA, Virginia Beach, Virginia, which in turn owns all of the issued and outstanding shares of BB&T-VA, VFSB and FFSB.


Subsidiaries

     BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 358 banking offices throughout North Carolina. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Additional subsidiaries of BB&T-NC include Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

     BB&T-SC serves South Carolina through 98 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

     BB&T-VA, formerly Commerce Bank, was acquired on January 10, 1995 by BB&T Financial Corporation ("BB&T Financial") prior to the merger of BB&T Financial with and into BB&T, which was then named Southern National Corporation. BB&T-VA offers a full range of commercial and retail banking services through 22 banking offices in the Hampton Roads region of Virginia.

     FFSB was acquired on March 1, 1997, upon the merger of its parent company, Fidelity Financial Bankshares Corporation ("FFBC"), with and into BB&T Financial-VA. FFSB operates seven branch offices offering commercial and retail banking services in the Richmond, Virginia area.

     VFSB was acquired on December 1, 1997, upon the merger of its parent company, Virginia First Financial Corporation ("Virginia First"), with and into BB&T Financial-VA. VFSB operates 24 banking offices in the south, central and southwestern regions of Virginia.

     Regional Acceptance Corporation ("RAC"), of Greenville, North Carolina, was acquired on September 1, 1996. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles.

     Craigie Incorporated ("Craigie"), which was acquired on October 1, 1997, is a registered broker-dealer that specializes in the origination, trading and distribution of fixed income securities and equity products. Phillips Factors Corporation, which buys and manages account receivables primarily in the furniture, textiles and home furnishings-related industries, and Sheffield Financial Corp., which specializes in loans to small commercial lawn care businesses across the country, are other subsidiaries of BB&T.


UCB Merger

     Effective July 1, 1997, UCB merged with and into BB&T. Each share of UCB Common Stock issued and outstanding at the effective time of the UCB Merger was converted into and exchanged for 1.135 shares of BB&T Common Stock (the

"UCB Exchange Ratio"). In addition, at the effective time, all rights with respect to UCB Common Stock outstanding at the effective time pursuant to stock options granted by UCB under the existing stock plans of UCB were converted into and became rights with respect to BB&T Common Stock on a basis reflecting the UCB Exchange Ratio. Approximately 27.7 million shares of BB&T Common Stock were issued in the UCB Merger. The UCB Merger constituted a tax-free transaction under the Code, and has been accounted for as a pooling of interests. Through its two bank subsidiaries, United Carolina Bank and United Carolina Bank of South Carolina, UCB operated 153 banking offices in 89 communities in North Carolina and South Carolina. Effective September 19, 1997, United Carolina Bank and United Carolina Bank of South Carolina were merged into BB&T-NC and BB&T-SC, respectively.


Other Acquisitions

     BB&T's profitability and market share have been enhanced through both internal growth and acquisitions during recent years. Specifically, BB&T has expanded by both the acquisition of financial institutions (including thrift institutions) and the purchase of deposits and assets from the Resolution Trust Corporation in federally assisted transactions.

     On March 1, 1997, BB&T completed the acquisition of FFBC, which was a Virginia corporation that served as the holding company for FFSB, in a transaction accounted for as a purchase. BB&T intends to effect the merger of FFSB, which is currently a wholly owned subsidiary of BB&T Financial-VA, with and into BB&T-VA during the second quarter of 1998.

      On October 1, 1997, BB&T completed the acquisition of the investment banking firm Craigie, of Richmond, Virginia. With offices in Richmond and Charlotte, North Carolina, Craigie specializes in the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. Craigie's public finance department provides investment banking services, financial advisory services and municipal bond financing to a variety of regional tax-exempt issuers. The firm's corporate finance department specializes in raising capital for corporate clients and has an active mergers and acquisitions practice. Established in 1929, Craigie continues to operate as a subsidiary of BB&T.

     On December 1, 1997, BB&T completed the acquisition of Virginia First, which was a Virginia corporation that served as the holding company for VFSB, in a transaction accounted for as a purchase. BB&T intends to effect the merger of VFSB, which is currently a wholly owned subsidiary of BB&T Financial-VA, with and into BB&T-VA during the second quarter of 1998.

     On December 16, 1997, BB&T announced that it will acquire Franklin Bancorporation, Inc. ("Franklin"), of Washington, D.C., in a transaction valued at $165.1 million based on the closing price of BB&T Common Stock of $63.75 on December 15, 1997. Franklin, with approximately $535 million in assets, operates nine banking offices through its banking subsidiary, Franklin National Bank of Washington, D.C., in the metropolitan Washington area. The acquisition, which is intended to be accounted for as a pooling of interests, is subject to the approval of the shareholders of Franklin and federal and state banking regulators and is expected to be completed during the second quarter of 1998.

     BB&T expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of an additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T Common Stock. Moreover, such acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.


Capital

     The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At September 30, 1997, BB&T's Tier 1 and total capital ratios were 10.0% and 13.9%, respectively. Effective January 1, 1997, with mandatory compliance as of January 1, 1998, the Federal Reserve also is requiring certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required, among other things, to hold additional capital.

     The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 1997 was 7.1%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

     The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 1997.


Deposit Insurance Assessments

     The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 40% of the deposits of BB&T-NC and BB&T-SC (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

     Pursuant to budget reconciliation legislation enacted in 1996, the FDIC imposed a special assessment on SAIF-assessable deposits of 65.7 basis points per $100 of SAIF-assessable deposits in order to increase the SAIF's net worth to 1.25 percent of SAIF-insured deposits as of October 1, 1996. This special assessment was applied by the FDIC to the amount of SAIF-assessable deposits held by institutions as of March 31, 1995. Certain institutions that engaged in thrift acquisitions, including BB&T-NC, received a 20 percent discount on the assessment. As a result, the pre-tax impact of the special assessment on BB&T was approximately $34 million, and was recorded as an expense as of September 30, 1996.

     The FDIC also lowered the assessment rates for SAIF-insured deposits, effective January 1, 1997, to the same levels as the assessment rates currently applicable to BIF-insured deposits. Thus, for the semi-annual period beginning January 1, 1997, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors, with a statutory minimum of $2,000. However, because the 1996 legislation requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing BIF-insured deposits an additional
1.26 basis points per $100 of deposits, and SAIF-insured deposits an additional
6.3 basis points per $100 of deposits, in each case on an annualized basis, to cover those obligations.


                            INFORMATION ABOUT LIFE

General

     Life is a Virginia corporation organized in May 1994, by LSB for the purpose of acquiring all of the capital stock of LSB issued in the conversion of LSB to stock form (the "Conversion"), which was completed on October 11, 1994. At such date, Life offered 10,910,625 shares of common stock, in connection with the Conversion of LSB from mutual to stock ownership, and LSB reorganized into the holding company form of organization with Life becoming the holding company for LSB. The only significant assets of Life are the capital stock of LSB, Life's loan to an Employee Stock Ownership Plan ("ESOP"), and the net conversion proceeds retained by Life. To date, the business of Life has consisted of LSB.

     LSB operates twenty retail banking offices in its immediate market area -- South Hampton Roads, Virginia, which consists of the cities of Chesapeake, Norfolk, Portsmouth, Suffolk and Virginia Beach. Hampton, Newport News and Williamsburg are also a part of Hampton Roads, LSB's primary market area, which with 1.5 million residents is the fourth largest metropolitan statistical area in the Southeast region of the United Sates and the 27th largest in the nation.

     Through its retail banking offices, LSB delivers a wide range of banking products and services to meet the needs of individuals, businesses and organizations. LSB attracts retail deposits from the general public and the business community through a variety of deposit products. Deposits are insured by the SAIF within applicable limits.

     LSB's lending activities focus on meeting the needs of individuals and businesses in its market area by offering permanent and construction residential loans, second mortgages and equity lines of credit, consumer loans, commercial real estate and business loans, and lines of credit.

     Life, as a registered savings and loan holding company, is subject to examination and regulation by the OTS and is subject to various reporting and other requirements of the SEC. LSB is subject to examination and comprehensive regulation by the OTS, which is the Bank's chartering authority and primary regulator. The Bank is also regulated by the FDIC, the administrator of the SAIF. LSB is subject to certain reserve requirements established by the Federal Reserve and is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks comprising the FHLB System.


Acquisition of Seaboard Bancorp, Inc.

     On January 31, 1996, Life completed its acquisition of Seaboard Bancorp, Inc. ("Seaboard"), the holding company for Seaboard Savings Bank, F.S.B., ("Seaboard Savings"), in a transaction accounted for under the purchase method of accounting. Seaboard Savings, headquartered in Virginia Beach, operated three offices, one each in the Virginia cities of Chesapeake, Virginia Beach and Portsmouth. The operations of Seaboard Savings were merged into LSB effective February 1, 1996, representing a natural extension of LSB's existing operations and strengthening its presence in the Hampton Roads market. Results of operations of Seaboard, beginning February 1, 1996, are included in the results of Life.


Insurance of Accounts

     The deposits of LSB are insured to the maximum extent permitted by law. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action.


                       DESCRIPTION OF BB&T CAPITAL STOCK

General

     The authorized capital stock of BB&T consists of 300,000,000 shares of BB&T Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share (the "BB&T Preferred Stock"). As of November 30, 1997, there were 133,898,190 shares of BB&T Common Stock issued and outstanding. There were no shares of BB&T Preferred Stock issued and outstanding as of such date, although 2,000,000 shares of BB&T Preferred Stock have been designated as Junior Participating Preferred Stock (the "BB&T Junior Preferred Stock") and are reserved for issuance in connection with BB&T's shareholder rights plan. See " -- Shareholder Rights Plan." Based on the number of shares of Life Common Stock outstanding at the Record Date and the approximately 200,000 shares of Life Common Stock to be issued before the Effective Time, if the Closing Value is $59.563, it is estimated that approximately 5,827,600 shares of BB&T Common Stock would be issued in the Merger.


BB&T Common Stock

     Each share of BB&T Common Stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors of BB&T (the "BB&T Board") out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T Common Stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T Common Stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T Common Stock are subject to any preferences provided for by resolution of the BB&T Board for any series of BB&T Preferred Stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholders rights plan provide that holders of such shares will have rights and privileges that are substantially identical to those of holders of BB&T Common Stock.

     The transfer agent and registrar for BB&T Common Stock is BB&T-NC. The Company intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T Common Stock to be issued in the Merger.


BB&T Preferred Stock

     Under the BB&T Articles, BB&T may issue shares of BB&T Preferred Stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T Preferred Stock issued may rank senior to the BB&T Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T Preferred Stock may have class or series voting rights. Under certain circumstances, the issuance of BB&T Preferred Stock or the existence of the unissued BB&T Preferred Stock may tend to discourage or render more difficult a merger or other change in control of BB&T. See " -- Shareholder Rights Plan."


Shareholder Rights Plan

     BB&T has adopted a shareholder rights plan pursuant to which holders of shares of BB&T Common Stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as BB&T's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of BB&T, could have the effect of discouraging a business combination that shareholders believe to be in their best interests. The provisions of BB&T's shareholder rights plan are discussed below.

     On December 17, 1996, the BB&T Board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of BB&T Common Stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of BB&T Common Stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Each Right entitles the registered holder to purchase from BB&T a unit consisting of one-hundredth of a share (a "Unit") of BB&T Junior Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

     Initially, the Rights will be attached to all BB&T Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of BB&T Common Stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T Common Stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T Common Stock or (c) 10 business days after the BB&T Board declares any Person to be an "Adverse Person," as described in the following paragraph.

     The BB&T Board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T Common Stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T Common Stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (i) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T Common Stock beneficially owned by such person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (ii) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (iii) such beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of BB&T Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T Common Stock issued before the Distribution Date will be issued with Rights.

     In the event that the BB&T Board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then-outstanding shares of BB&T Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (a) upon exercise and payment of the exercise price, BB&T Common Stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the Right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T Common Stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the Right and the value of the consideration that would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by BB&T as set forth below.

     For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T Common Stock (or other consideration, as noted above) for $145.00. Assuming that the BB&T Common Stock had a per share value of $72.50 at such time, the holder of each valid Right would be entitled to purchase four shares of BB&T Common Stock for $145.00. Alternatively, at the discretion of the BB&T Board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to BB&T Common Stock (or other consideration, as noted above) worth $145.00.

     In the event that, at any time following the Stock Acquisition Date, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain events.

     In general, BB&T may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the BB&T Board that any person is an Adverse Person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of BB&T Common Stock in a transaction or series of transactions not involving BB&T and if there are no other Acquiring Persons or Adverse Persons.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

     The Rights Agreement is filed as an exhibit to a Registration Statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the Commission. This registration statement and the Rights Agreement are incorporated by reference in this Proxy Statement/Prospectus, and reference is made to them for the complete terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "AVAILABLE INFORMATION " and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws

     Certain provisions of the NCBCA, the BB&T Articles and the BB&T Bylaws deal with matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the BB&T Board to issue shares of BB&T Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and all of its shareholders. The following describes the principal provisions of the NCBCA applicable to BB&T, the BB&T Articles and BB&T Bylaws that may be deemed to have anti-takeover effects.


     Control Share Act

     The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "COMPARISON OF SHAREHOLDERS' RIGHTS -- Anti-takeover Statutes."


     Provisions Regarding the BB&T Board

     The provisions of the BB&T Articles and the BB&T Bylaws with respect to the classification of the BB&T Board and the removal of directors only for cause could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of BB&T. For a description of such provisions, see "COMPARISON OF SHAREHOLDERS' RIGHTS -- Directors."


     Meeting of Shareholders; Shareholders' Nominations and Proposals

     Under the BB&T Bylaws, meetings of the shareholders may be called by the Chief Executive Officer or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

     Certain procedures governing the submission of nominations for directors and other proposals by shareholders may have some deterrent effect on shareholder actions designed to result in change of control in BB&T. See "COMPARISON OF SHAREHOLDERS' RIGHTS -- Notice of Shareholder Nominations and Shareholder Proposals."


                      COMPARISON OF SHAREHOLDERS' RIGHTS

     At the Effective Date, holders of Life Common Stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T Common Stock and holders of Life Common Stock. Since BB&T is organized under the laws of the State of North Carolina and Life is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of BB&T Common Stock and those of holders of Life Common Stock arise from differing provisions of the NCBCA and the VSCA in addition to differing provisions of their respective articles of incorporation and bylaws.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T Common Stock and holders of Life Common Stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and VSCA and the governing corporate instruments of BB&T and Life, to which the shareholders of Life are referred.


Authorized Capital Stock

     BB&T

     BB&T's authorized capital stock consists of 300,000,000 shares of BB&T Common Stock and 5,000,000 shares of BB&T Preferred Stock. The BB&T Articles authorize the BB&T Board to issue shares of BB&T Preferred Stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T Preferred Stock in each such series. As of November 30, 1997, 133,898,190 shares of BB&T Common Stock were outstanding. No shares of BB&T Preferred Stock were issued and outstanding as of such date, although 2,000,000 shares of BB&T Preferred Stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "DESCRIPTION OF BB&T CAPITAL STOCK -- Shareholder Rights Plan."


     Life

     Life's authorized capital stock consists of 30,000,000 shares of Life Common Stock and 5,000,000 shares of preferred stock par value $1.00 per share ("Life Preferred Stock"). As of the Record Date, 9,847,581 shares of Life Common Stock and no shares of Life Preferred Stock were outstanding.


Directors

     BB&T

     The BB&T Articles and the BB&T Bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 24 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under the BB&T Articles and the BB&T Bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T Common Stock do not have cumulative voting rights in the election of directors.


     Life

     The Life Articles provide that the Life Board shall be divided into three classes as nearly equal in number as the then total number of directors constituting the Life Board permits and that the directors shall be elected by the shareholders for staggered terms, or until their successors are elected and qualified. A resolution of the directors provides that the Life Board shall consist of ten members.


Dividends and Other Distributions

     BB&T

     The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T Common Stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.


     Life

     The VSCA prohibits a Virginia corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the usual course of business. Life is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of Life to pay distributions to the holders of Life Common Stock may depend, however, upon the amount of dividends its savings bank subsidiary, which is subject to the restrictions imposed by regulatory authorities, pays to Life.

Notice of Shareholder Nominations and Shareholder Proposals

     BB&T

     The BB&T Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or a committee thereof, of candidates for election as directors. The BB&T Bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit such nomination in writing to the Secretary of BB&T not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

     Similarly, a shareholder must notify the Secretary of BB&T in writing not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders of the shareholder's intention to make a proposal for consideration at the next annual meeting. The notice must contain:
(a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in such proposal.


     Life

     Shareholder proposals which are not submitted for inclusion in Life's proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to Article 9.B of the Life Articles, which provides that business at an annual meeting of shareholders must be (a) properly brought before the meeting by, or at the direction of, the Life Board, or (b) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of Life. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of Life not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. A shareholder's notice must set forth certain information as specified in Article 9.B of the Life Articles as to each matter the shareholder proposes to bring before an annual meeting.

     Shareholders are also permitted to submit nominations of candidates for the Life Board. Article 7.D. of the Life Articles governs nominations for election to the Life Board and requires all such nominations, other than those made by the Life Board, to be made at a meeting of shareholders called for the election of directors, and only by a shareholder who has complied with the notice provisions in that section. Shareholder nominations must be made pursuant to timely notice in writing to the Secretary of Life. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of Life not later than 60 days prior to the anniversary date of the immediately preceding annual meeting. Each written notice of a shareholder nomination shall set forth certain information as specified in Article 7.B of the Life Articles.


Exculpation and Indemnification

     BB&T

     The NCBCA requires that a director of a North Carolina corporation discharge the duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. The BB&T Articles provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. The BB&T Bylaws require BB&T to indemnify its directors and officers against liabilities arising out of such person's status as such, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.


     Life

     The VSCA requires that a director of a Virginia corporation discharge the duties as a director in accordance with the director's good faith business judgment of the best interests of the corporation. The VSCA permits Virginia corporations to provide indemnification for directors, officers and agents and also permits Virginia corporations to eliminate personal liability for directors and officers for certain actions.

     The Life Articles and the Life Bylaws provide that a director or officer of Life will not be personally liable to Life or any of its shareholders for monetary damages for actions taken, or for any failure to take any action, as a director or officer except for liability where the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws, including, without limitation, unlawful insider trading or manipulation of the market for any security. This provision applies to actions taken by a director or officer only in that capacity.

     The Life Articles and the Life Bylaws provide that Life shall indemnify and advance expenses to all directors and officers to the fullest extent provided by the law of the Commonwealth of Virginia, and may provide further indemnity with respect to a proceeding by or in right of Life but not including indemnity against any willful misconduct or a knowing violation by the director of the criminal law. Life may indemnify and advance expenses to all employees and agents of Life to the fullest extent permitted by the law of the Commonwealth of Virginia.

     The VSCA permits a corporation to indemnify against liability an individual made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal because that person is or was a director, officer, employee or agent of the corporation if: (i) he conducted himself in good faith; and (ii) he believed: (A) in the case of conduct in his official capacity with the corporation that his conduct was in its best interests; and
(B) in all other cases, that his conduct was at least not opposed to its best interests; and (C) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify such person against his willful misconduct or a knowing violation of the criminal law. The indemnity may continue as to a person who has ceased to be a director, officer, employee or agent of the company and may inure to the benefit of his heirs and executors. No right of indemnity provided to any person under the Life Articles may be reduced or eliminated by any amendment of the Life Articles or the Life Bylaws with respect to any act or omission by such persons before such amendment. The indemnification provisions also require Life to pay reasonable expenses of any director or officer (and permit Life to pay the reasonable expenses of any employee or agent) in advance of the final disposition of any action, suit or proceeding as authorized by the Life Board, provided that the indemnified person furnishes Life with a written statement of his good faith belief that he has met the required statutory standard of conduct and undertakes in writing to repay Life if it is ultimately determined that he was not entitled to indemnification.


Mergers, Share Exchanges and Sales of Assets

     BB&T

     The NCBCA generally requires that any merger, share exchange or sale of substantially all the assets of a corporation not in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. BB&T is also subject to certain statutory anti-takeover provisions. See " -- Anti-takeover Statutes."


     Life

     The VSCA generally requires that any merger, share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business be approved by at least two thirds of the votes entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of votes cast by each such voting group at a meeting at which a quorum of the voting group exists).

     In addition to the provisions of the VSCA, the Life Articles provide that for a period of five years from the mutual-to-stock conversion of LSB (or until October 11, 1999) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Life, or (ii) any securities convertible into, or exercisable for, any equity securities of Life if, assuming conversion or exercise by such persons of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Life. Because the Merger was approved in advance by the affirmative vote of more than two-thirds of the entire Life Board, the foregoing limitations do not apply to BB&T or the Merger. Life is also subject to certain statutory anti-takeover provisions. See " -- Anti-takeover Statutes."


Anti-takeover Statutes

     BB&T

     The North Carolina Control Share Acquisition Act (the "Control Share Act") applies to BB&T. The Control Share Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders.

     The Control Share Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

     In accordance with the provisions of such statute, BB&T has elected not to be governed by the North Carolina Shareholder Protection Act.


     Life

     The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of specified material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, dispositions of corporate assets with an aggregate fair market value in excess of 5% of the corporation's net worth, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification of securities, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors," as defined in the statute. At the expiration of the three year period, the VSCA requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholders.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the VSCA. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     In addition, the VSCA provides that, by affirmative vote of a majority of the voting shares other than shares owned by an Interested Shareholder, a corporation can provide in its articles of incorporation or bylaws that the Affiliated Transactions provisions shall not apply to the corporation. Life has not "opted out" of the Affiliated Transactions provision of the VSCA.

     The VSCA also regulates "Control Share Acquisitions," as defined therein, and provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. A Virginia corporation can provide in its articles of incorporation or bylaws that the Control Share Acquisition provisions do not apply to such corporation. Life has not "opted out" of the Control Share Acquisitions provisions of the VSCA and, accordingly, the Control Share Acquisitions provisions of the VSCA are applicable to Life and its shareholders.


Amendments to Articles of Incorporation and Bylaws

     BB&T

     The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended if the amendment is affirmatively approved by a majority of the votes cast within each voting group entitled to vote. The BB&T Articles and BB&T Bylaws also require the affirmative vote of two thirds of the outstanding shares entitled to vote to approve an amendment to the BB&T Articles or BB&T Bylaws amending, altering or repealing the portions of such articles or bylaws relating to classification and staggered terms of the board, removal of directors or any requirement for a supermajority vote on such an amendment. The BB&T Articles authorize the BB&T Board to amend the BB&T Bylaws.

 Life

     The VSCA generally requires that any amendment to a Virginia corporation's articles of incorporation be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote on such amendment, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of all of the votes cast by each such voting group at a meeting at which a quorum of the voting group exists). The Life Articles generally provide that the Life Articles may be amended as set forth by Virginia law, except that any amendment to Articles 6 (conduct of corporation affairs), 7 (directors), 8 (indemnification), 9 (meetings of shareholders and shareholder proposals), 10 (restrictions on acquisitions) and 11 (amendments) must be approved by the affirmative vote of the holders of at least 75% of the then outstanding shares of the class or classes entitled to vote thereon at that meeting, voting together as a single class.

     The VSCA provides generally that a Virginia corporation's board of directors may amend or repeal the corporation's bylaws except to the extent that (a) such power is reserved to the shareholders by the articles of incorporation or by law, (b) the shareholders in adopting or amending a particular bylaw provided expressly that the board of directors could not amend or repeal such bylaw and (c) the corporation's shareholders may amend or repeal the bylaws even though the bylaws may be amended or repealed by the board of directors. The Life Articles provide that the Life Bylaws may be amended by a majority vote of the Life Board. The shareholders of Life may also adopt, amend or repeal the Life Bylaws; however, any such adoption, amendment or repeal must be approved by the shareholders by the affirmative vote the holders of at least 67% of all of the then outstanding shares of capital stock of Life entitled to vote, voting together as a single class.


Shareholders' Rights of Dissent and Appraisal

     BB&T

     Under the NCBCA, a shareholder of a North Carolina corporation is entitled to dissent from, and obtain payment of the "full value" of his shares in the event of, any of the following corporate transactions: (a) consummation of a plan of merger to which the corporation is a party, unless (i) the corporation is a parent merging with a subsidiary pursuant to a particular NCBCA provision for such transactions; (ii) the merger is subject to an NCBCA provision that exempts from the shareholder approval requirement certain mergers that do not result in a substantial change to the corporation or the rights of its shareholders; or (iii) the shares in question are then redeemable by the corporation at a price not greater than the cash to be received for such shares; (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares; (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the regular course of business, including a sale in dissolution but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds are to be distributed in cash to shareholders within one year; (d) an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of shares to vote on any matter; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or (e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     With respect to corporations that have a class or series of shares either listed on a national securities exchange or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of these shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (i) cash, (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (iii) a combination of cash and such shares.

     A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his shares must follow specific procedural requirements as set forth in the NCBCA in order to maintain such right and obtain such payment.


     Life

     Under the VSCA, a shareholder of a Virginia corporation is entitled to dissent from, and to receive payment of the "fair value" of his shares in the event of, any of the following corporation transactions: (a) consummation of a merger to which the corporation is a party, provided that either (i) shareholder approval is required for the merger pursuant to the VSCA or the corporation's articles of incorporation and the shareholder is entitled to vote or (ii) the corporation is a subsidiary being merged with its parent pursuant to a particular VSCA provision for such transactions; (b) consummation of a plan of share exchange to which the corporation is a party as the party whose shares will be acquired, provided that the shareholder is entitled to vote on the plan; (c) consummation of the sale or exchange of all or substantially all the property of the corporation, if the shareholder is entitled to vote on the transaction or the transaction is in furtherance of a dissolution on which the shareholder is entitled to vote, and provided that the transaction is neither (i) a transaction pursuant to court order nor (ii) a transaction for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; or (d) any corporate action taken pursuant to a shareholder vote, to the extent that the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting and nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     With respect to corporations that have a class or series of shares either listed on a national securities exchange or the Nasdaq market (such as Life) or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation issuing such shares provided otherwise; (b) in the case of a merger or share exchange (unlike the Merger), the holders of such shares are required to accept anything other than (i) cash, (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (iii) a combination of cash and such shares; or (c) the transaction is with a shareholder who owns more than 10 percent of a class of shares and has not been approved by a majority of the directors unaffiliated with such shareholder.

     A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his shares must follow specific procedural requirements as set forth in the VSCA in order to maintain such right and obtain such payment.

     Holders of Life Common Stock do not have dissenters' or appraisal rights in connection with the Merger because, as of the Record Date, shares of Life Common Stock were listed on the Nasdaq National Market and because the shares of BB&T Common Stock to be received in the Merger are listed on the NYSE.


Liquidation Rights

     BB&T

     In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T Common Stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

     Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T Preferred Stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary and any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of such savings associations to stock form.


     Life

     The rights of holders of Life Common Stock upon liquidation are virtually identical to those of holders BB&T Common Stock.


                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, as counsel to BB&T. As of the date of this Proxy Statement/Prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 22,000 shares of BB&T Common Stock.


                                    EXPERTS

     The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this Proxy
Statement/Prospectus from BB&T's Current Report on Form 8-K dated August 15, 1997, which restates the consolidated financial statements that are incorporated by reference from BB&T's Annual Report on Form 10-K for the year ended December 31, 1996, to reflect the acquisition of UCB by BB&T during 1997, have been audited by Arthur Andersen

LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Life included in Life's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated by reference in this Proxy Statement/Prospectus have been audited by Edmondson, LedBetter & Ballard, L.L.P., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.


                             SHAREHOLDER PROPOSALS

      In order to be considered for inclusion in the proxy statement and form of proxy to be used in connection with Life's scheduled 1998 annual meeting of shareholders, which will not be held if the Merger is consummated, shareholder proposals must have been received by the secretary of Life no later than November 17, 1997; no shareholder proposals were received by that date. In the event the Reorganization Agreement is terminated or the Merger is not otherwise consummated, Life will promptly reschedule its 1998 annual meeting of shareholders and, in a timely manner, inform its shareholders of the date on which such annual meeting will be held and the date by which proposals of shareholders must be received for inclusion in Life's proxy statement and form of proxy relating to such annual meeting.


                                 OTHER MATTERS

     The Life Board is not aware of any other matters that may come before the Special Meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the Special Meeting.

                                                                     APPENDIX I














                     AGREEMENT AND PLAN OF REORGANIZATION




                              LIFE BANCORP, INC.

                    BB&T FINANCIAL CORPORATION OF VIRGINIA
                                      and
                               BB&T CORPORATION

                               TABLE OF CONTENTS



                                                                              PAGE
                                                                              ------
ARTICLE I
            DEFINITIONS ...................................................   I-1
            1.1  Definitions ................................................ I-1
            1.2  Terms Defined Elsewhere .................................... I-4
ARTICLE II
            THE MERGER  ...................................................   I-4
            2.1  Merger   ................................................... I-4
            2.2  Filing; Plan of Merger  .................................... I-4
            2.3  Effective Time ............................................. I-5
            2.4  Closing  ................................................... I-5
            2.5  Effect of Merger  .......................................... I-5
            2.6  Further Assurances   ....................................... I-5
            2.7  Merger Consideration ....................................... I-5
            2.8  Conversion of Shares; Payment of Merger Consideration ...... I-6
            2.9  Conversion of Stock Options   .............................. I-6
            2.10 Merger of Subsidiary ....................................... I-7
            2.11 Anti-Dilution  ............................................. I-7
ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF LIFE ........................   I-7
            3.1  Capital Structure .......................................... I-7
            3.2  Organization, Standing and Authority   ..................... I-7
            3.3  Ownership of Subsidiaries  ................................. I-8
            3.4  Organization, Standing and Authority of the Subsidiaries ... I-8
            3.5  Authorized and Effective Agreement  ........................ I-8
            3.6  Securities Filings; Statements True ........................ I-8
            3.7  Minute Books   ............................................. I-9
            3.8  Adverse Change ............................................. I-9
            3.9  Absence of Undisclosed Liabilities  ........................ I-9
            3.10 Properties  ................................................ I-9
            3.11 Environmental Matters   .................................... I-9
            3.12 Loans; Allowance for Loan Losses ........................... I-10
            3.13 Tax Matters ................................................ I-10
            3.14 Employees; Compensation; Benefit Plans ..................... I-11
            3.15 Certain Contracts .......................................... I-13
            3.16 Legal Proceedings; Regulatory Approvals   .................. I-13
            3.17 Compliance with Laws; Filings .............................. I-13
            3.18 Brokers and Finders  ....................................... I-14
            3.19 Repurchase Agreements; Derivatives  ........................ I-14
            3.20 Deposit Accounts  .......................................... I-14
            3.21 Related Party Transactions ................................. I-14
            3.22 Certain Information  ....................................... I-14
            3.23 Tax and Regulatory Matters ................................. I-14
            3.24 State Takeover Laws  ....................................... I-14
            3.25 Labor Relations   .......................................... I-15
            3.26 Fairness Opinion  .......................................... I-15
ARTICLE IV
            REPRESENTATIONS AND WARRANTIES OF BB&T ........................   I-15
            4.1  Capital Structure of BB&T  ................................. I-15
            4.2  Organization, Standing and Authority of BB&T ............... I-15
            4.3  Authorized and Effective Agreement  ........................ I-15
            4.4  Organization, Standing and Authority of BB&T Subsidiaries    I-16
            4.5  Securities Documents ....................................... I-16
            4.6  Financial Statements ....................................... I-16

             4.7   Adverse Change  .......................................... I-16
             4.8   Absence of Undisclosed Liabilities   ..................... I-16
             4.9   Compliance with Laws  .................................... I-16
             4.10  Certain Information   .................................... I-16
             4.11  Tax and Regulatory Matters  .............................. I-17
             4.12  Share Ownership .......................................... I-17
             4.13  Legal Proceedings  ....................................... I-17
ARTICLE V
             COVENANTS  ...................................................   I-17
             5.1   Life Shareholder Meeting ................................. I-17
             5.2   Registration Statement; Proxy Statement/Prospectus  ...... I-17
             5.3   Plan of Merger; Reservation of Shares   .................. I-17
             5.4   Additional Acts .......................................... I-18
             5.5   Best Efforts ............................................. I-18
             5.6   Certain Accounting Matters  .............................. I-18
             5.7   Access to Information .................................... I-19
             5.8   Press Releases  .......................................... I-19
             5.9   Forbearances of Life  .................................... I-19
             5.10  Employment Agreements .................................... I-20
             5.11  Affiliates   ............................................. I-21
             5.12  Section 401(k) Plan; ESOP; Welfare and Other Benefits  ... I-21
             5.13  Directors and Officers Protection ........................ I-22
             5.14  Forbearances of BB&T  .................................... I-22
             5.15  Reports   ................................................ I-23
             5.16  Exchange Listing   ....................................... I-23
             5.17  Board of Directors of Virginia Banking Subsidiary   ...... I-23
ARTICLE VI
             CONDITIONS PRECEDENT   .......................................   I-23
             6.1   Conditions Precedent --  BB&T and Life  .................. I-23
             6.2   Conditions Precedent --  Life  ........................... I-24
             6.3   Conditions Precedent --  BB&T  ........................... I-24
ARTICLE VII
             TERMINATION, DEFAULT, WAIVER AND AMENDMENT  ..................   I-25
             7.1   Termination  ............................................. I-25
             7.2   Effect of Termination .................................... I-26
             7.3   Survival of Representations, Warranties and Covenants  ... I-27
             7.4   Waiver ................................................... I-27
             7.5   Amendment or Supplement  ................................. I-27
ARTICLE VIII
             MISCELLANEOUS ................................................   I-27
             8.1   Expenses  ................................................ I-27
             8.2   Entire Agreement   ....................................... I-27
             8.3   No Assignment   .......................................... I-27
             8.4   Notices   ................................................ I-28
             8.5   Specific Performance  .................................... I-28
             8.6   Captions  ................................................ I-28
             8.7   Counterparts ............................................. I-28
             8.8   Governing Law   .......................................... I-28

Annexes Annex A -- Articles of Merger
     Annex B -- BB&T Option Agreement (not included)
     Annex C -- Employment Agreement with Edward E. Cunningham (not included) Annex D -- Employment Agreement with Tollie W. Rich, Jr. (not included) Annex E -- Form of Employment Agreement with Nelson R. Arnold, T. Frank
Clements, Ralph T. Dempsey, Emory J. Dunning and Edward M. Locke (not included)

                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of October 29, 1997, among LIFE BANCORP, INC. ("Life"), a Virginia corporation having its principal office at Norfolk, Virginia, BB&T FINANCIAL CORPORATION OF VIRGINIA, a Virginia corporation having its principal office at Virginia Beach, Virginia ("BB&T Financial"), and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;


                                   RECITALS:

     The parties desire that Life shall be merged with and into BB&T Financial (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form set forth in Articles of Merger attached as Annex A hereto ("Articles of Merger"), and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into this Agreement, Life is concurrently granting to BB&T an option to acquire, under certain circumstances, Life's common stock pursuant to a Stock Option Agreement between BB&T and Life in the form attached hereto as Annex B (the "BB&T Option Agreement").

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions

     When used herein, the capitalized terms set forth below shall have the following meanings:

     "Affiliate" means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

     "BB&T Common Stock" shall mean the shares of common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, Rights Agent relating to BB&T's Series B Junior Participating Preferred Stock, $5 par value.

     "BB&T Option Agreement" shall mean the Option Agreement dated as of even date herewith under which BB&T has an option to purchase shares of Life, as amended from time to time, which shall be executed immediately following execution of this Agreement.

     "BB&T Subsidiaries" shall mean all bank Subsidiaries of BB&T at the Effective Time.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Commission" shall mean the Securities and Exchange Commission.

     "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

     "Disclosed" shall mean disclosed in the Life Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

     "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

     "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

     "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheets (including related notes and schedules, if any) of BB&T as of December 31, 1996, 1995, and 1994, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1996, 1995, and 1994, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1996, and (b) with respect to Life, (i) the consolidated balance sheets (including related notes and schedules, if any) of Life as of December 31, 1996, 1995, and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1996, 1995, and 1994 as filed by Life in Securities Documents and (ii) the consolidated balance sheets of Life (including related notes and schedules, if any) and the related consolidated statements of operations, changes in shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Life with respect to periods ended subsequent to December 31, 1996.

     "GAAP" means generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

     "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

     "IRS" shall mean the Internal Revenue Service.

     "Life Common Stock" shall mean the shares of common stock, par value $.01 per share, of Life.

     "Life Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled

     "Life Disclosure Memorandum" and dated the date of this Agreement and delivered not later than the date of execution of this Agreement by Life to BB&T, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

     "Life Subsidiaries" shall mean the current Subsidiaries of Life, and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Life in the future and held as a Subsidiary by Life at the Effective Time.

     "Material Adverse Effect" on BB&T or Life shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries, taken as a whole, or Life and the Life Subsidiaries, taken as a whole, or (ii) materially impairs the ability of BB&T or Life to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or Life taken with the prior written consent of the other in contemplation of the transactions contemplated hereby (including any actions taken by Life pursuant to Section 5.6 of this Agreement), (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger, (c) any effect with respect to a party hereto caused, in whole or in part, by the other party.

     "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "OTS" shall mean the Office of Thrift Supervision.

     "Person" means any individual, corporation, partnership, joint venture, association, trust or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act).

     "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of Life to solicit their votes in connection with this Agreement and the Plan of Merger.

     "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto, as filed with the Commission under the Securities Act with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

     "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

     "SAIF" shall mean the Savings Association Insurance Fund.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

     "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

     "State Board" shall mean the Virginia State Corporation Commission, Bureau of Financial Institutions.

     "Stock Option" shall mean, collectively, any option granted under the Stock Option Plan and unexercised on the date hereof to acquire shares of Life Common Stock, aggregating 873,702 shares.

     "Stock Option Plan" shall mean Life's 1995 Stock Option Plan.

     "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

     "TILA" shall mean the Truth in Lending Act, as amended.

     "VSCA" shall mean the Virginia Stock Corporation Act, as amended.

1.2 Terms Defined Elsewhere

     The capitalized terms set forth below are defined in the following sections:


             Agreement                    Introduction
             Articles of Merger           Recitals
             BB&T                         Introduction
             BB&T Financial               Introduction
             BB&T Option Agreement        Recitals
             BB&T Option Plan             Section 2.9
             BB&T Ratio                   Section 7.1(g)
             BB&T-Virginia                Section 5.17
             Closing                      Section 2.4
             Closing Date                 Section 2.4
             Closing Value                Section 2.7(b)
             Constituent Corporations     Section 2.1
             Determination Date           Section 7.1(g)
             Effective Time               Section 2.3
             Exchange Ratio               Section 2.7
             Index Group                  Section 7.1(g)
             Index Price                  Section 7.1(g)
             Life                         Introduction
             Merger                       Recitals
             Merger Consideration         Section 2.7
             Plan                         Section 3.14(b)(i)
             Plan of Merger               Recitals
             RRP                          5.12(d)
             Starting Date                Section 7.1(g)
             Surviving Corporation        Section 2.1(a)

                                  ARTICLE II
                                  THE MERGER

2.1 Merger

     BB&T Financial and Life are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the VSCA. At the Effective
Time:

     (a) Life shall be merged with and into BB&T Financial in accordance with the applicable provisions of the VSCA, with BB&T Financial being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     (b) The separate existence of Life shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

     (c) The Articles of Incorporation of BB&T Financial at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

     (d) The Bylaws of BB&T Financial at the Effective Time shall become the Bylaws of the Surviving Corporation.


2.2 Filing; Plan of Merger

     The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding the requisite number of shares of each of Life and BB&T Financial. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Virginia State Corporation Commission, as provided in Section 13.1-720 of the VSCA. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of the Constituent Corporations shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

     The Merger shall be effective at the day and hour specified in the Articles of Merger filed with the Virginia State Corporation Commission (herein sometimes referred to as the "Effective Time").


2.4 Closing

     The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").


2.5 Effect of Merger

     From and after the Effective Time, the separate existence of Life shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.


2.6 Further Assurances

     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.


2.7 Merger Consideration

     As used herein, the term "Merger Consideration" shall mean the portion of a whole share of BB&T Common Stock to be exchanged for each share of Life Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be exchanged for a share of Life Common Stock, determined as follows:

     (a) The number of shares of BB&T Common Stock to be issued in exchange for each issued and outstanding share of Life Common Stock shall be in the ratio of
 .58 shares of BB&T Common Stock for each such share of Life Common Stock (the "Exchange Ratio"); provided, that if the product of the Exchange Ratio multiplied by the Closing Value (defined below) is less than $33.00, the Exchange Ratio shall be increased by an amount necessary to increase such product to $33.00, but in no event shall the Exchange Ratio exceed .60.

     (b) For purposes of this Section 2.7, the "Closing Value" of BB&T Common Stock shall mean the average closing price per share on the NYSE Composite Transactions List (as reported by The Wall Street Journal) for the ten trading days (determined by excluding days on which the NYSE is closed) immediately preceding the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the day preceding the Effective Time as the first day).

     (c) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. No person will be entitled to dividends, voting rights, or any other rights as a BB&T shareholder in respect of any fractional share.


2.8 Conversion of Shares; Payment of Merger Consideration

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of Life or the holders of record of Life Common Stock, each share of Life Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Life Common Stock (as provided in paragraph (d) below), the Merger Consideration.

     (b) Each share of BB&T Financial Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Life Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Life Common Stock. With respect to any certificate for Life Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of Life Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

     (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Life shareholder a form of letter of transmittal and instructions for use in effecting the surrender, in exchange for the Merger Consideration, of the certificates which, immediately prior to the Effective Time, represented any shares of Life Common Stock. Upon surrender of such certificates, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

     (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by Life in respect of shares of Life Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by law, former shareholders of record of Life shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of Life Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Life Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but after the Effective Time no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Life Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share of Life Common Stock represented by such certificate.


2.9 Conversion of Stock Options

     (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted automatically into and become an option under the BB&T 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan"), and shall be governed by the terms and conditions of the BB&T Option Plan; provided, that in no event shall the vesting, exercise and duration provisions of any Stock Option following conversion to an option under the BB&T Option Plan be less favorable to the optionee than provided under the individual stock option agreements as in effect under the Stock Option Plan immediately preceding the Effective Time. In making such conversion, (i) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of Life Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, (ii) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such

Stock Option by the Exchange Ratio and rounding up to the nearest cent, and
(iii) no restrictions on transfers shall be placed on shares of BB&T Common Stock received through the exercise of the option except to the extent such restrictions would have been placed on such shares under such Life plan or are required by the Securities Laws. In addition, each such Stock Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. BB&T and Life agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. Each grant of a converted option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion, be approved in accordance with the provisions of Rule 16b-3.

     (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved under the BB&T Option Plan adequate shares of BB&T Common Stock for delivery upon exercise of any such converted options.


2.10 Merger of Subsidiary

     In the event that BB&T shall request, Life shall take such actions, and shall cause the Life Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the Life Subsidiaries with and into, in each case, one of the BB&T Subsidiaries, provided that such actions will not substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.


2.11 Anti-Dilution

     In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration and the Exchange Ratio shall be proportionately adjusted.


                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF LIFE

     Except as Disclosed, Life represents and warrants to BB&T as follows (no representation or warranty herein of Life shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under the applicable standard set forth in Section 6.3(a)):


3.1 Capital Structure

     The authorized capital stock of Life consists of 30,000,000 shares of Life Common Stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. No other classes of capital stock of Life are authorized. As of the date hereof, 9,847,581 shares of Life Common Stock are issued and outstanding, and no other shares of capital stock of Life, common or preferred, are issued and outstanding. All outstanding shares of Life Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of Life Common Stock reserved in connection with the Stock Option Plan, (ii) 1,959,668 shares of Life Common Stock reserved in connection with the BB&T Option Agreement, and (iii) 218,869 shares of outstanding Life Common Stock held by Life's Recognition and Retention Plan as of the date of this Agreement, of which 218,449 shares are subject to plan share awards as of the date of this Agreement. Life has granted options to acquire 873,702 shares of Life Common Stock under the Stock Option Plan, which options are outstanding as of the date hereof. Except as set forth in this
Section 3.1, there are no Rights authorized, issued or outstanding with respect to the capital stock of Life. Holders of Life Common Stock do not have preemptive rights.


3.2 Organization, Standing and Authority

     Life is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets. Life is not required to be qualified to do business in any other state of the United States or foreign jurisdiction.

3.3 Ownership of Subsidiaries

     Section 3.3 of the Life Disclosure Memorandum lists all of the Life Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by Life (directly or indirectly), the percentage ownership interest so owned by Life, and its business activities. The outstanding shares of capital stock or other equity interests of the Life Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by Life free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the Life Subsidiaries, and there are no agreements, understandings or commitments relating to the right of Life to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the Life Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the Life Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than Life's Subsidiaries) owned by Life, directly or indirectly.


3.4 Organization, Standing and Authority of the Subsidiaries

     Each Life Subsidiary which is a depository institution is a federally chartered capital stock savings bank and its deposits are insured by SAIF. Each of the Life Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Life Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction as Disclosed. No Life Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction or is engaged in any type of activities that have not been Disclosed.


3.5 Authorized and Effective Agreement

     (a) Life has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the Life shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action except, in the case of this Agreement and the Plan of Merger, the approval of Life shareholders. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of Life, and each is enforceable against Life in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity, and except that the availability of equitable remedies or injunctive relief is within the discretion of the appropriate court.

     (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Life with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Life or any Life Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Life or any Life Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or
(iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Life or any Life Subsidiary.

     (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Life of the Merger and the other transactions contemplated in this Agreement.


3.6 Securities Filings; Statements True

     (a) Life has timely filed all Securities Documents required by the Securities Laws since December 31, 1994. Life has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by Life with the Commission after December 31, 1994 and prior to the date hereof, which are all of the Securities Documents that Life was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the

Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The Financial Statements of Life fairly present or will fairly present, as the case may be, the consolidated financial position of Life and the Life Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

     (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by Life or any Life Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


3.7 Minute Books

     The minute books of Life and each of the Life Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).


3.8 Adverse Change

     Since December 31, 1996, Life and the Life Subsidiaries have not incurred any liability except as disclosed in the most recent Life Financial Statements, or entered into any transactions with Affiliates, other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition or results of operations of Life and the Life Subsidiaries, taken as a whole.


3.9 Absence of Undisclosed Liabilities

     All liabilities (including contingent liabilities) of Life and the Life Subsidiaries are disclosed in the most recent Financial Statements of Life or incurred in the ordinary course of its business since the date of Life's most recent Financial Statements.


3.10 Properties

     (a) Life and the Life Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected on the consolidated balance sheet included in the Financial Statements of Life as of December 31, 1996, or acquired after such date, except (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

     (b) All leases and licenses pursuant to which Life or any Life Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property, are valid and enforceable in accordance with their respective terms.


3.11 Environmental Matters

     (a) Life and the Life Subsidiaries are and at all times have been in compliance with all Environmental Laws, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

     (b) There are no pending Environmental Claims, and neither Life nor any Life Subsidiary has received notice of any pending Environmental Claims, and to the best knowledge of Life there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Life or any Life Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Life or any Life Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Life or any Life Subsidiary, or any real or personal property which Life or any Life Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Life or any Life Subsidiary holds a security interest securing a loan recorded on the books of Life or any Life Subsidiary. Neither Life nor any Life Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing liability under any Environmental Laws.

     (c) Life and the Life Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Life relating to all real and personal property owned or leased by Life or any Life Subsidiary and all real and personal property which Life or any Life Subsidiary has or is judged to have managed or supervised or participated in the management of.

     (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Life or any Life Subsidiary or against any person or entity whose liability for any Environmental Claim Life or any Life Subsidiary has or may have retained or assumed, either contractually or by operation of law.


3.12 Loans; Allowance for Loan Losses

     (a) All of the loans on the books of Life and the Life Subsidiaries are valid and properly documented, and were made in the ordinary course of business. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

     (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Life are adequate as of their respective dates, under the requirements of GAAP and applicable regulatory requirements and guidelines.


3.13 Tax Matters

     (a) Life and the Life Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns. Neither Life nor any Life Subsidiary has any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. Life and the Life Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

     (b) All federal, state and local (and, if applicable, foreign) tax returns filed by Life and the Life Subsidiaries are complete and accurate. Neither Life nor any Life Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Life or any Life Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Life or any Life Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

     (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

     (d) Neither Life nor any of the Life Subsidiaries is a party to any tax allocation or sharing agreement and none has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Life or a Life Subsidiary) or has any liability for taxes of any person (other than Life and the Life Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

     (e) Each of Life and the Life Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

     (f) Neither Life nor any of the Life Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under
Section 280G or 162(m) of the Code.


3.14 Employees; Compensation; Benefit Plans

     (a) Compensation. Life has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of Life and of each Life Subsidiary and each other person (in each case other than an employee of such companies) to whom Life or any Life Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

     (b) Employee Benefit Plans.

      (i) Life has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Life or any Life Subsidiary, to which Life or any Life Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which Life or any Life Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including without limitation benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

      (ii) Neither Life nor any Life Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

      (iii) None of the Plans obligates Life or any Life Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

      (iv) Each Plan has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Life or any Life Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Life nor any Life Subsidiary has been required to post any security pursuant to Section 307 of ERISA or
     Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject

   Life or any Life Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

      (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

      (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Life or any Life Subsidiary is a member or was a member during such five-year period.

      (vii) As of the Closing Date, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of
      Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

      (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither Life nor to the best knowledge of Life, any Life Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner which could subject Life or any Life Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

      (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

      (x) Life and each Life Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

      (xi) Neither Life nor any Life Subsidiary has a liability as of December 31, 1996, under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of Life as of December 31, 1996 or otherwise Disclosed.

      (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) Life's or any Life Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or
      (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting or by the accelerated allocation of previously unallocated Plan assets).

      (xiii) With respect to each Plan, Life has Disclosed or made available true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

      (xiv) Each of the Plans as applied to Life and any Life Subsidiary may be amended or terminated at any time by action of Life's Board of Directors, committee of the Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of Life or a Life Subsidiary thereunder).

3.15 Certain Contracts

     (a) Neither Life nor any Life Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including without limitation agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by Life or any Life Subsidiary or the guarantee by Life or any Life Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Life or any Life Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Life or any Life Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is materially altered, upon the occurrence of a transaction involving Life of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect.

     (b) Neither Life nor any Life Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.


3.16 Legal Proceedings; Regulatory Approvals

     There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of Life, threatened against Life or any Life Subsidiary or against any asset, interest, plan or right of Life or any Life Subsidiary, or to the best knowledge of Life against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of Life, threatened against any present or former director or officer of Life or any Life Subsidiary that would reasonably be expected to give rise to a claim against Life or any Life Subsidiary for indemnification. There are no actual or, to the best knowledge of Life threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of Life, no fact or condition relating to Life or any Life Subsidiary exists (including without limitation noncompliance with the CRA) that would prevent Life or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.


3.17 Compliance with Laws; Filings

     Each of Life and each Life Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither Life nor any Life Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or
(iii) restricting or in any way limiting its operations. Neither Life nor any Life Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 1994, Life and each of the Life Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including without limitation the Commission, OTS, FDIC, Federal Reserve Board and State Board. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

     Neither Life nor any Life Subsidiary, nor any of its officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for fees to accountants and lawyers and an obligation, the amount and nature of which has been Disclosed, to Sandler O'Neill & Partners, L.P. for investment banking services.


3.19 Repurchase Agreements; Derivatives

     (a) With respect to all agreements currently outstanding pursuant to which Life or any Life Subsidiary has purchased securities subject to an agreement to resell, Life or the Life Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Life or any Life Subsidiary has sold securities subject to an agreement to repurchase, neither Life nor the Life Subsidiary has pledged collateral materially in excess of the amount of the debt secured thereby. Neither Life nor any Life Subsidiary has pledged collateral materially in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

     (b) Neither Life nor any Life Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.


3.20 Deposit Accounts

     The deposit accounts of the Life Subsidiaries that are depository institutions are insured by the SAIF to the maximum extent permitted by federal law, and the Life Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under the SAIF.


3.21 Related Party Transactions

     Life has Disclosed all existing transactions, investments and loans, including loan guarantees, to which Life or any Life Subsidiary is a party with any director, executive officer or 5% shareholder of Life or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to Life than could be obtained from unrelated parties.


3.22 Certain Information

     When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of Life to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by Life, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.


3.23 Tax and Regulatory Matters

     Neither Life nor any Life Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interest (except to the extent actions taken pursuant to this Agreement could have such an effect) or not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).


3.24 State Takeover Laws

     Life and each Life Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, including without limitation the provisions of Sections 13.1-728.1 to 13.1-728.9 of the VSCA.

3.25 Labor Relations

     Neither Life nor any Life Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is Life or any Life Subsidiary a party to any collective bargaining agreement. There is no strike or other labor dispute involving Life or any Life Subsidiary, pending or threatened, nor to the best knowledge of Life is there any activity involving any employees of Life or any Life Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.


3.26 Fairness Opinion

     Life has received from Sandler O'Neill & Partners L.P. an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of Life from a financial point of view.


                                  ARTICLE IV
                        REPRESENTATIONS AND WARRANTIES
                                    OF BB&T

     BB&T represents and warrants to Life as follows (no representation or warranty herein of BB&T shall be deemed to be inaccurate unless the inaccuracy would permit Life to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a)):


4.1 Capital Structure of BB&T

     The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 300,000,000 shares of BB&T Common Stock, of which 134,308,475 shares were issued and outstanding on September 30, 1997. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section
5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.


4.2 Organization, Standing and Authority of BB&T

     BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Federal Bank Holding Company Act of 1956, as amended.


4.3 Authorized and Effective Agreement

     (a) Each of BB&T and BB&T Financial has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of BB&T and BB&T Financial. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T and BB&T Financial, and each is enforceable against BB&T and BB&T Financial in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity, and except that the availability of remedies or injunctive relief is within the discretion of the appropriate court.

     (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T or BB&T Financial with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

     (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T and BB&T Financial of the Merger and the other transactions contemplated in this Agreement.


4.4 Organization, Standing and Authority of BB&T Subsidiaries

     Each of the BB&T Subsidiaries and BB&T Financial is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries and BB&T Financial. Each of the BB&T Subsidiaries and BB&T Financial (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.



4.5 Securities Documents

     BB&T has timely filed all Securities Documents required by the Securities Laws since December 31, 1994. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


4.6 Financial Statements

     The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and the BB&T Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and changes in cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments) in conformity with GAAP applied on a consistent basis.


4.7 Adverse Change

     Since December 31, 1996, BB&T on a consolidated basis has not incurred any liability except as disclosed on the most recent BB&T Financial Statements, or entered into any transactions with Affiliates other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition or results of operations of BB&T, on a consolidated basis.


4.8 Absence of Undisclosed Liabilities

     All liabilities (including contingent liabilities) of BB&T and the BB&T Subsidiaries are disclosed in the most recent Financial Statements of BB&T or incurred in the ordinary course of its business since the date of BB&T's most recent Financial Statements.


4.9 Compliance with Laws

     Each of BB&T and the BB&T Subsidiaries is in compliance with all statutes and regulations (including, but not limited to, the CRA, TILA and regulations promulgated thereunder and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither BB&T nor any of the BB&T Subsidiaries has received any notification that has not lapsed, been withdrawn or abandoned from any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither BB&T nor any of the BB&T Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that they enter into any of the foregoing.


4.10 Certain Information

     When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Life to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.


4.11 Tax and Regulatory Matters

     Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interest or not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).


4.12 Share Ownership

     As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of Life Common Stock.


4.13 Legal Proceedings

     There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including without limitation, noncompliance with the CRA) that would prevent BB&T or Life from obtaining all of the federal and state regulatory approvals contemplated herein.


                                   ARTICLE V
                                   COVENANTS

5.1 Life Shareholder Meeting

     Life shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable, and by approving execution of this Agreement the Board of Directors of Life agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of Life, recommend that Life's shareholders vote for such approval; provided, that the Board of Directors of Life may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in view of its fiduciary duty to Life's shareholders following (i) the consideration of written advice of legal counsel that making such recommendation or the failure to withdraw or modify such recommendation would, more likely than not, constitute a breach of the fiduciary duties of such Board to shareholders of Life, and (ii) the withdrawal by Sandler O'Neill & Partners L.P. in writing of its opinion referred to in Section 3.26 or the delivery to the Life Board of Directors of written advice from Sandler O'Neill & Partners L.P. that the Merger Consideration is not fair or is inadequate to the shareholders of Life from a financial point of view.


5.2 Registration Statement; Proxy Statement/Prospectus

     As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. Life will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and Life shall use their reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Life shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. Life shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws and the VSCA.


5.3 Plan of Merger; Reservation of Shares

     At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In this connection, BB&T undertakes and agrees (i) to cause BB&T Financial to adopt the Plan of Merger; (ii) to vote the shares of BB&T Financial common stock for approval of the Plan of Merger; and (iii) to pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the portion of the Consideration to be distributed in the form of BB&T Common Stock, and agrees to not take any action that would cause the aggregate number of shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger.


5.4 Additional Acts

     (a) Life agrees to take such actions as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including the covenant to not take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

     (b) As promptly as practicable after the date hereof, BB&T and Life shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the OTS, and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. Life and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, their respective Subsidiaries, and any of their respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

     (c) BB&T agrees that its Board of Directors or authorized Board committee shall approve prior to the Effective Time each grant of a converted option (as described in Section 2.9(a) hereof) to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 of the Exchange Act.


5.5 Best Efforts

     (a) BB&T and Life shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI and to consummate the transactions herein contemplated at the earliest practicable date. Neither BB&T nor Life shall take, or cause or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

     (b) Without limiting the generality of the foregoing, prior to the Effective Time, Life shall offer and sell for fair value to individuals or entities unaffiliated with Life or BB&T (and which are not investment banking firms purchasing for their own accounts) such number of shares of Life Common Stock as shall be deemed necessary or advisable, in the opinion of BB&T's independent accountants, in order for the Merger to qualify to be accounted for as a pooling-of-interests under GAAP. Life shall consult with BB&T with respect to the number of shares, if any, to be sold and the timing and manner of such sale, and the identity of the purchaser, which may involve placement agents or, with BB&T's consent, underwriters, in order to ensure that the sale will comply with requirements for pooling-of-interest accounting.


5.6 Certain Accounting Matters

     Life shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including without limitation issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation or warranty of Life contained in this Agreement; and provided further, that Life shall not be required to implement any changes in accounting or financial matters unless and until BB&T agrees in writing that all conditions to BB&T's obligation to consummate the Merger set forth in Sections 6.1 and 6.3 hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be conditions to BB&T's obligation to consummate the Merger) have been satisfied or waived.

5.7 Access to Information

     Life and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, Life shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of Life and the Life Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this
Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertaking with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.


5.8 Press Releases

     BB&T and Life shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.


5.9 Forbearances of Life

     Except with the prior written consent of BB&T, between the date hereof and the Effective Time, Life shall not, and shall cause each of the Life Subsidiaries not to:

      (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity;

      (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.12 per share of Life Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of Life Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and Life, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

      (c) issue any shares of its capital stock, except pursuant to the Stock Option Plan or the BB&T Option Agreement, or as necessary to comply with
    Section 5.5;

      (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

      (e) amend its articles of incorporation or bylaws; impose or permit imposition of any lien, charge or encumbrance on any share of stock held by it in any Life Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim other than in the ordinary course of business;

      (f) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business consistent with past practices;

      (g) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

      (h) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the vesting of restricted stock awards outstanding as of the date of this Agreement or the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except with respect to officers and employees in the ordinary course of business consistent with past practices (it being understood that compensation of officers and other employees is generally reviewed in December or January of each year);

      (i) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

      (j) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Life or any Life Subsidiary or any business combination with Life or any Life Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of Life or any Life Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this paragraph (j) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, Life is advised in writing by legal counsel that the failure so to furnish information or negotiate would, more likely than not, constitute a breach of the fiduciary duties of Life's Board of Directors to its shareholders;

      (k) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Life or a Life Subsidiary or guarantee by Life or a Life Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the re-appointment of officers in the normal course); or (iv) any contract, agreement or understanding with a labor union;

      (1) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, Life shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

      (m) change its methods of accounting in effect at December 31, 1996, except as required by changes in GAAP concurred in by BB&T which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1996, except as required by changes in law or regulation;

      (n) incur any commitment for capital expenditures or obligation to make capital expenditures in excess of $50,000, for any one expenditure, or $150,000, in the aggregate;

      (o) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank and reverse repurchase arrangements in the ordinary course of business;

      (p) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interest or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

      (q) dispose of any material assets other than in the ordinary course of business; or

      (r) agree to do any of the foregoing.


5.10 Employment Agreements

     BB&T (or its specified banking subsidiary) agrees to enter into (a) an employment agreement with Edward E. Cunningham substantially in the form of Annex C hereto, (b) an employment agreement with Tollie W. Rich, Jr. substantially in the form of Annex D hereto, and (c) employment agreements with each of Nelson R. Arnold, T. Frank Clements, Ralph T. Dempsey, Emory J. Dunning and Edward M. Locke substantially in the form of Annex E hereto.

5.11 Affiliates

     Life shall use its best efforts to cause all persons who are Affiliates of Life to deliver to BB&T promptly following this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder and except as consistent with qualifying the transactions contemplated hereby for pooling-of-interests accounting treatment, and in any event shall use its best efforts to cause such Affiliates to deliver to BB&T such written agreement prior to the Closing Date.


5.12 Section 401(k) Plan; ESOP; Welfare and Other Benefits

     (a) BB&T shall cause the 401(k) plan of Life to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries, and the account balances of former employees of Life or the Life Subsidiaries who are participants in the Life plan shall be transferred to the accounts of such employees under the BB&T 401(k) plan. Following such merger and transfer, such accounts shall be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time (and subject to BB&T's right to terminate such plan). For purposes of administering the 401(k) plan and any other pension benefit plan of BB&T, service with Life and the Life Subsidiaries by each such employee shall be deemed to be service with BB&T or the BB&T Subsidiaries for participation and vesting purposes only.

     (b)(i) Each participant in the Life Employee Stock Ownership Plan ("Life ESOP") not fully vested will become fully vested in his or her Life ESOP account as of the Effective Time. As soon as practicable after the execution of this Agreement, Life and BB&T will cooperate to cause the Life ESOP to be amended and other action taken, in a manner reasonably acceptable to Life and BB&T, to provide that the Life ESOP will terminate upon the Effective Time. Between the date hereof and the Effective Time, Life or a Life Subsidiary shall make contributions to the Life ESOP in accordance with the provisions of the Life ESOP consistent with past practice, and the existing Life ESOP indebtedness ("Life ESOP Indebtedness") shall be paid down as required by the terms of the Life ESOP. Any Life ESOP Indebtedness remaining as of the Effective Time shall be repaid from the Trust associated with the Life ESOP through application or sale of the BB&T Common Stock received by the Life ESOP; provided, however, that any related sale or distribution of shares by (a) the Life ESOP shall be effected in accordance with the requirements of federal and any applicable state securities laws and regulations, and (b) the Life ESOP and any participant shall be effected in such a manner (and with such safeguards as may be necessary or appropriate) so as not to jeopardize the intended pooling of interests accounting treatment of the Merger. Upon the repayment of the Life ESOP Indebtedness, the remaining funds in the Life ESOP suspense account will be allocated (to the extent permitted by Sections 401(a), 415 or 4975 of the Code and the applicable laws and regulations including, without limitation, the applicable provisions of ERISA) to Life ESOP participants (as determined under the terms of the Life ESOP). Life and BB&T agree that, subject to the conditions described herein, as soon as practicable after the Effective Time and repayment of the Life ESOP Indebtedness, participants in the Life ESOP shall be entitled at their election to have the amounts in their Life ESOP accounts either distributed to them in a lump sum or rolled over to another tax-qualified plan (including the BB&T 401(k) Savings Plan to the extent permitted by such plan) or individual retirement account.

     (ii) The actions relating to termination of the Life ESOP will be adopted conditional upon the consummation of the Merger and upon receiving a favorable determination letter from the IRS with regard to the continued qualification of the Life ESOP after any required amendments. Life and BB&T will cooperate in submitting appropriate requests for any such determination letter to the IRS and will use their best efforts to seek the issuance of such letter as soon as practicable following the date hereof. Life and BB&T will adopt such additional amendments to the Life ESOP as may be reasonably required by the IRS as a condition to granting such determination letter, provided that such amendments do not (i) substantially change the terms outlined herein, (ii) have a Material Adverse Effect on Life and the Life Subsidiaries taken as a whole or (iii) result in an additional material liability to BB&T.

     (iii) As of and following the Effective Time, BB&T shall cause the Life ESOP to be maintained for the exclusive benefit of employees and other persons who were participants or beneficiaries therein prior to the Effective Time, and shall proceed with termination of the Life ESOP through distribution of its assets in accordance with its terms subject to the amendments described herein and as otherwise may be required to comply with applicable law or to obtain a favorable determination from the IRS as to the continuing qualified status of the Life ESOP; provided, however, that no such termination distributions from the Life ESOP shall occur after the Effective Time until a favorable determination letter has been received from the IRS.

     (c) Each employee of Life at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity") shall be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs; provided, that service with Life shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate in such welfare plans and programs.

     (d) Life and BB&T agree that the Merger shall constitute a "Change in Control" as defined in Section 7.01(c) of Life's Recognition and Retention Plan (the "RRP"). As of the Effective Time, each participant in the RRP shall become fully vested in all shares of Life Common Stock previously granted or awarded to him under the Life RRP, and such shares shall be converted into shares of BB&T Common Stock. As soon as practicable after the execution of this Agreement, Life and BB&T will cooperate to cause the RRP to be amended and other action taken, in a manner reasonably acceptable to Life and BB&T, to provide that the RRP will terminate upon the Effective Time. As soon as practicable following the Effective Time, and subject to any applicable federal or state securities laws, all shares of Life Common Stock previously granted or awarded to each participant in the RRP (but not yet distributed, and as converted to shares of BB&T Common Stock pursuant to the Merger) shall be distributed to such participant. Any shares of Life Common Stock outstanding under such Plan's related trust, but not subject to a grant or award, shall be converted into BB&T Common Stock as of the Effective Time and shall revert to BB&T.

     (e) Each employee of Life or a Life Subsidiary who becomes an employee of BB&T or a BB&T Subsidiary and is terminated by BB&T or a BB&T Subsidiary subsequent to the Effective Time, excluding any employee who has an existing employment or special termination agreement which is Disclosed, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with Life or a Life Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

     (f) Prior to the Effective Time, BB&T shall use its reasonable best efforts to inform the employees of Life and the Life Subsidiaries of the likelihood of such employees having continued employment with BB&T or a BB&T Subsidiary following the Effective Time and, where appropriate, shall use its reasonable best efforts to interview the employees of Life to determine if there are mutually beneficial employment opportunities available at BB&T or a BB&T Subsidiary.

     (g) BB&T agrees to honor all employment agreements, severance agreements, deferred compensation agreements and the Non-Employee Directors' Retirement Plan that Life and the Life Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement.


5.13 Directors and Officers Protection

     BB&T or a BB&T Subsidiary shall purchase and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of Life for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Life's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on Life's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of Life prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent indemnification is provided pursuant to the Articles of Incorporation of Life on the date hereof and is permitted under the VSCA.


5.14 Forbearances of BB&T

     Except with the prior written consent of Life, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to be accounted for as a pooling-of-interest or not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of Life Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

     Each of Life and BB&T shall file (and shall cause the Life Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or Life, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.


5.16 Exchange Listing

     BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of Life Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.


5.17 Board of Directors of Virginia Banking Subsidiary

     Edward E. Cunningham, Jr. shall be elected Chairman of the Board of Directors of Branch Banking and Trust Company of Virginia ("BB&T-Virginia") and Tollie W. Rich, Jr., Donald I. Fentress, William T. Jonak, Jr. and Frederick V. Martin shall be elected as members of the Board of Directors of BB&T-Virginia as soon as practicable following the Effective Time. The remainder of the Life Board serving immediately preceding the Effective Time shall be offered seats on the BB&T-Virginia Advisory Board for the area including Norfolk, Virginia, as of the Effective Time. For eighteen months following the Effective Time, all Directors elected pursuant to this Section 5.17 shall receive, as compensation for service on the BB&T-Virginia Boards, Directors' fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for Directors of Life in effect on July 1, 1997. Following such eighteen-month period, such Directors shall receive Directors' fees in accordance with the standard schedule of fees for service on the applicable Boards as in effect from time to time. For two years after the Effective Time, no such Director shall be prohibited from serving on either of the BB&T-Virginia Boards because he shall have attained the maximum age for service on such Boards (currently age 70).


                                  ARTICLE VI
                             CONDITIONS PRECEDENT

6.1 Conditions Precedent -- BB&T and Life

     The respective obligations of BB&T and Life to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including without limitation the approval of the shareholders of Life and of BB&T Financial of the Agreement and the Plan of Merger;

     (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement, and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

     (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect;

     (d) None of BB&T, any of the BB&T Subsidiaries, Life or any of the Life Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement;

     (e) Life and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to Life and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under
Section 368 of the Code and that the shareholders of Life will not recognize any gain or loss to the extent that such shareholders exchange shares of Life Common Stock for shares of BB&T Common Stock; and (f) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interest accounting treatment.


6.2 Conditions Precedent -- Life

     The obligations of Life to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Life pursuant to
Section 7.4:

     (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Life. The representations and warranties of BB&T set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

     (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (c) BB&T shall have delivered to Life a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (d) Life shall have received opinions of counsel to BB&T in the form reasonably acceptable to Life's legal counsel.

     (e) All approvals of the transactions contemplated herein from the Federal Reserve Board and any other state or federal government agency, department or body, the approval of which is required for the consummation of the Merger, shall have been received and all waiting periods with respect to such approvals shall have expired.(f) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.


6.3 Conditions Precedent -- BB&T

     The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

     (a) All representations and warranties of Life shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Life set forth in Sections 3.1,
3.2 (except the last sentence thereof), 3.3 (except the last sentence thereof),
3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i), 3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of Life set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on Life and the Life Subsidiaries taken as a whole.

     (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome.

     (c) Life shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (d) Life shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to Life, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on Life or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (e) BB&T shall have received opinions of counsel to Life in the form reasonably acceptable to BB&T's legal counsel.

     (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 to the extent necessary, in the reasonable judgment of BB&T, to ensure that the Merger will be accounted for as a pooling-of-interests under GAAP, and to promote compliance with Rule 145 promulgated by the Commission.


                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

     This Agreement may be terminated:

     (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

     (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of Life and Section 6.3(a) in the case of BB&T; and, in the case of
(i) or (ii), if such breach or inaccuracy has not been cured by the earlier of 30 days following written notice of such breach to the party committing such breach or the Effective Time.

     (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein.

     (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

     (e) At any time, by either party hereto in writing, if the shareholders of Life do not approve the Agreement and the Plan of Merger.

     (f) At any time following July 31, 1998, by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in breach of any of its representations, warranties, covenants or undertakings herein.

     (g) By Life at any time during the five-day period commencing after the Determination Date if both of the following conditions are satisfied:

      (1) the Converted Value shall be less than $27.00; and

      (2) (i) the quotient obtained by dividing the Closing Value by $54.875 (such number being referred to herein as the "BB&T Ratio") shall be less than (ii) 90% of the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date.

subject, however, to the following three sentences. If Life determines not to consummate the Merger pursuant to this Section 7.1(g), it shall give prompt written notice of election to terminate to BB&T, which notice may be withdrawn at any time prior to the close of the ten-day period commencing after the Determination Date. During the five-day period commencing with its receipt of such notice, BB&T shall have the option, in the case of a failure to satisfy the condition in clause

(1), to elect to increase the Exchange Ratio to a number such that the Converted Value is no less than $27.00. The election contemplated by the preceding sentence shall be made by giving notice to Life of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(g). If the Closing Date shall occur during the five-day period such option is in effect, the Closing Date shall be extended until the fifth Business Day following the close of such five-day period.

     For purposes of this Section 7.1(g), the following terms shall have the meanings indicated:

      "Converted Value" shall mean the product of the Closing Value multiplied by an Exchange Ratio of .60.

      "Determination Date" shall mean the tenth calendar day preceding the date designated by BB&T as the Closing Date.

      "Index Group" shall mean the 17 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 17 bank holding companies and the weights attributed to them are as follows:




Bank Holding Companies                 % Weighting
-------------------------------------- ------------
AmSouth Bancorporation ...............      2.40
CoreStates Financial Corp ............      9.21
Comerica Incorporated  ...............      5.17
Fifth Third Bancorp ..................      6.35
First of America Bank Corp.  .........      2.98
Firstar Corporation ..................      3.28
Huntington Bancshares Inc.   .........      3.93
Mellon Bank Corporation   ............      8.34
Mercantile Bancorporation, Inc. ......      3.94
National City Corporation ............      7.99
Northern Trust Corporation   .........      4.00
Regions Financial Corporation   ......      3.18
SouthTrust Corporation ...............      3.01
SunTrust Banks, Inc.   ...............      8.72
Summit Bancorp.  .....................      4.66
U.S. Bancorp  ........................     15.41
Wachovia Corporation   ...............      7.43
                                          ------
Total   ..............................    100.00%
                                          ======

      "Index Price" on a given date shall mean the weighted average (weighted in accordance with the "% Weighting" listed above) of the closing sales prices of the companies composing the Index Group (determined as provided with respect to the Determination Value).

      "Starting Date" shall mean the date of this Agreement.

     If any company belonging to the Index Group or BB&T declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or BB&T shall be appropriately adjusted for the purposes of applying this Section 7.1(g).


7.2 Effect of Termination

     In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for an uncured breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.


7.3 Survival of Representations, Warranties and Covenants

     All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time (including Sections 5.10, 5.12, 5.13 and 5.17 hereof), other than covenants that by their terms are to be performed after the Effective Time; provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or Life (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or Life, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and Life of the transactions contemplated herein.


7.4 Waiver

     Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Life shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to Section 7.5, executed after approval by the Life shareholders of this Agreement and the Plan of Merger shall reduce either the number of shares of BB&T Common Stock into which each share of Life Common Stock shall be converted in the Merger or the payment terms for fractional interests.


7.5 Amendment or Supplement

     This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Life, subject to the proviso to
Section 7.4.


                                 ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

     Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by Life.


8.2 Entire Agreement

     This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for rights of directors, officers and employees of Life to enforce rights in Sections 5.13 and 5.17 applicable to them.


8.3 No Assignment

     None of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

   If to Life: Edward E. Cunningham
       Life Bancorp, Inc.
       109 East Main Street
       Norfolk, Virginia 23510
       Telephone: 757-858-1098
       Fax: 757-858-1053

   With a required copy to: Mr. Gerald F. Heupel, Jr.
       Elias, Matz, Tiernan & Herrick
       12th Floor
       Washington, D.C. 20005
       Telephone: 202-347-0300
       Fax: 202-347-2172

   If to BB&T or BB&T Financial: Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone: 910-733-3088
       Fax: 910-733-2296

   With a required copy to: William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone: 910-721-3624
       Fax: 910-733-8364

Any party may by notice change the address to which notice or other communications to it are to be delivered.


8.5 Specific Performance.

     Life acknowledges that the Life Common Stock and the Life business and assets are unique, and that if Life fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law. BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if Life shall, without cause, refuse to consummate the transactions contemplated by this Agreement.


8.6 Captions

     The captions contained in this Agreement are for reference only and are not part of this Agreement.


8.7 Counterparts

     This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.


8.8 Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                        BB&T CORPORATION



                                      By -------------------------------------



                                        Title: ---------------------------------



















                                        BB&T FINANCIAL CORPORATION OF VIRGINIA




                                      By -------------------------------------



                                        Title: ---------------------------------



















                                        LIFE BANCORP, INC.




                                      By -------------------------------------



                                        Title: ---------------------------------

                                                                        ANNEX A


                              ARTICLES OF MERGER
                                      OF
                              LIFE BANCORP, INC.
                                 WITH AND INTO
                    BB&T FINANCIAL CORPORATION OF VIRGINIA

     The undersigned corporations, pursuant to Section 13.1-720 of the Virginia Stock Corporation Act, hereby execute the following Articles of Merger.


                                      ONE

     The merger of Life Bancorp, Inc., a Virginia corporation ("Life"), with and into BB&T Financial Corporation of Virginia, a Virginia corporation ("BB&T Financial"), shall be in accordance with the Plan of Merger attached hereto as Exhibit A (the "Plan of Merger").


                                      TWO

     The Plan of Merger was submitted to the shareholders of each of BB&T Financial and Life by its Board of Directors in accordance with the provisions of Section 13.1-718 of the Virginia Stock Corporation Act:

     A. The number of outstanding shares of common stock, par value $.01, of Life (the only voting group entitled to vote on the Plan of Merger) entitled to be cast and number of undisputed votes cast for the Plan of Merger were:



 Outstanding Shares   Undisputed Votes Cast for the Plan
-------------------- -----------------------------------


   The number of undisputed votes cast for the Plan of Merger was sufficient for approval of the Plan of Merger.

     B. The Plan of Merger was adopted by unanimous consent of the shareholders of BB&T Financial.


                                     THREE

     The articles of merger shall become effective upon filing.

     The undersigned, each of BB&T Financial and Life declares that the facts
herein stated are true as of                   , 1998.

                                        BB&T FINANCIAL CORPORATION OF VIRGINIA

                                      By:-------------------------------------





                                      Name:-----------------------------------












                                      Title:------------------------------------



















                                        LIFE BANCORP, INC.


                                      By:-------------------------------------





                                      Name:-----------------------------------












                                      Title:------------------------------------

                                                                      EXHIBIT A


                                PLAN OF MERGER
                                      OF
                               LIFE BANCORP, INC
                                 WITH AND INTO
                    BB&T FINANCIAL CORPORATION OF VIRGINIA

     Section 1. Corporations Proposing to Merge and Surviving Corporation. Life Bancorp, Inc., a Virginia corporation ("Life") shall be merged (the "Merger") with and into BB&T Financial Corporation of Virginia, a Virginia corporation ("BB&T Financial"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated
as of              , (the "Agreement"), by and among Life, BB&T Financial and
BB&T Corporation, a North Carolina corporation and parent corporation of BB&T Financial ("BB&T"). The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Clerk of the State Corporation Commission of Virginia. BB&T Financial shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of Life shall cease.

     Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

     Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T Financial as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the VSCA.

     Section 4. Conversion of Shares.

     (a) At the Effective Time, each share of common stock, par value $.01, of Life ("Life Common Stock") outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the right to receive shares of common stock, $5.00 par value per share, of BB&T ("BB&T Common Stock") as described in
Section 5.

     (b) At the Effective Time, each share of the common stock of BB&T Financial issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     Section 5. Merger Consideration. As used herein, the term "Merger Consideration" shall mean the portion of a whole share of BB&T Common Stock to be exchanged for each share of Life Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be exchanged for a share of Life Common Stock, determined as follows:

     (a) The number of shares of BB&T Common Stock to be issued in exchange for each issued and outstanding share of Life Common Stock shall be in the ratio of
 .58 shares of BB&T Common Stock for each such share of Life Common Stock (the "Exchange Ratio"); provided, that if the product of the Exchange Ratio multiplied by the Closing Value (defined below) is less than $33.00, the Exchange Ratio shall be increased by an amount necessary to increase such product to $33.00, but in no event shall the Exchange Ratio exceed .60.

     (b) For purposes of this Section 4, the "Closing Value" of BB&T Common Stock shall mean the average closing price per share on the NYSE Composite Transactions List (as reported by The Wall Street Journal) on the ten trading days (determined by excluding days on which the NYSE is closed) immediately preceding the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the day preceding the Effective Time as the first day).

     (c) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. No person will be entitled to dividends, voting rights, or any other rights as a BB&T shareholder in respect of any fractional share.

     Section 6. Conversion of Stock Options. At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become an option under the BB&T 1995 Omnibus Stock Incentive Plan (the "BB&T Option Plan"), and shall be governed by the terms and conditions of the BB&T Option Plan; provided, that in no event shall the vesting, exercise and duration provisions of any Stock Option following conversion to an option under the BB&T Option Plan be less favorable to the optionee than provided under the individual stock option agreements as in effect under the Stock Option Plan immediately preceding the Effective Time. In making such conversion, (i) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of Life Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, (ii) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent, and (iii) no restrictions on transfers shall be placed on shares of BB&T Common Stock received through the exercise of the option except to the extent such restrictions would have been placed on such shares under such Life plan or are required by the Securities Laws. In addition, each such Stock Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. BB&T and Life agree to take all necessary steps to effectuate the foregoing provisions of this Section 6. Each grant of a converted option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion, be approved in accordance with the provisions of Rule 16b-3.

     Section 7. No Fractional Shares. Notwithstanding any other term or provision hereof, no fraction of a share of BB&T Common Stock, and no certificates or script therefor or other evidence of ownership thereof, will be issued in connection with the conversion of Life Common Stock in the Merger, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional share interests of the Surviving Corporation. In lieu of such fractional shares, any holder of shares who would otherwise be entitled to fractional shares of BB&T Common Stock will, upon receipt by the Surviving Corporation of the letter of transmittal and other documents described in Section 2.8(d) of the Agreement, be paid the cash value of each such fraction, computed in accordance with the ratio set forth in Section 5 above.

     Section 8. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that: (i) any such amendment is approved by the Boards of Directors of Life and BB&T Financial; and (ii) no such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Life shall have any of the effects specified in Section 13.1-718.I of the VSCA without the approval of the shareholders affected thereby.

                                                                    Appendix II


Sandler O'Neill & Partners, L.P.             Telephone: 212-466-7700
Investment Banking Group                                800-635-6855
Two World Trade Center, 104th Floor          Facsimile: 212-466-7711
New York, New York 10048

                                                             Sandler O'Neill









January 12, 1998


Board of Directors
Life Bancorp, Inc.
109 East Main Street
Norfolk, VA 23510


Gentlemen:

     Life Bancorp, Inc. ("Life"), BB&T Financial Corporation of Virginia ("BB&T Financial") and BB&T Corporation ("BB&T") have entered into an Agreement and Plan of Reorganization, dated as of October 29, 1997 (the "Agreement"), pursuant to which Life will be merged with and into BB&T Financial (the "Merger"). Upon consummation of the Merger, each share of Life common stock, par value $0.01 per share, issued and outstanding immediately prior to the Merger (the "Life Shares") will be converted into the right to receive 0.58 shares of BB&T common stock, par value $5.00 per share (together with the rights attached pursuant to the BB&T Rights Agreement dated December 17, 1996, the "BB&T Common Stock"), subject to increase to a maximum of 0.60 shares of BB&T Common Stock if the Closing Value (as defined in the Agreement) of BB&T Common Stock is less than $56.90 per share (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Life Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the proposed Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated as of October 29, 1997, by and between Life and BB&T; (iii) Life's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-K for the year ended December 31, 1996; (iv) BB&T's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-K for the year ended December 31, 1996; (v) Life's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997, respectively; (vi) BB&T's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997, respectively; (vii) certain financial analyses and forecasts of Life prepared by and reviewed with management of Life and the views of senior management of Life regarding Life's past and current business operations, results thereof, financial condition and future prospects; (viii) certain financial analyses and forecasts of BB&T prepared by and reviewed with management of BB&T and the views of senior management of BB&T regarding BB&T's past and current business operations, results thereof, financial condition and future prospects; (ix) the pro forma impact of the Merger on BB&T; (x) the publicly reported historical price and trading activity for Life's and BB&T's common stock, including a comparison of certain financial and stock market information for Life and BB&T with similar publicly available information for certain other companies the securities of which are publicly traded; (xi) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (xii) the current market environment generally and the banking environment in particular; and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.




Sandler O'Neill & Partners, L.P., is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York Corporation.

Board of Directors
Life Bancorp, Inc.
January 12, 1998
Page 2

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability therefor. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Life or BB&T or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Life and BB&T). With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Life and BB&T and that such performances will be achieved. We have also assumed that there has been no material change in Life's or BB&T's assets, financial condition, results of operations, business or prospects since September 30, 1997, the date of the last financial statements noted above. We have assumed that Life and BB&T will remain as going concerns for all periods relevant to our analyses, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Agreement are not waived.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of BB&T common stock will be when issued to Life's shareholders pursuant to the Agreement or the prices at which Life's or BB&T's common stock will trade at any time.

     We have acted as Life's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for Life and have received compensation for such services.

     In the ordinary course of our business, we may actively trade the debt and equity securities of Life and BB&T for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Life in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of Life as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of Life and BB&T dated the date hereof.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Life Shares.

                                        Very truly yours,

                                        Sandler O'Neill & Partners, L.P.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

     The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising our of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

     The registrant maintains directors and officers liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.


     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. ss. 1818(b)).


Item 21. Exhibits and Financial Statement Schedules

     (a) The following documents are filed as exhibits to this registration statement on Form S-4:



Exhibit No.                                                   Description
-------------   --------------------------------------------------------------------------------------------------------
      2         Agreement and Plan of Reorganization, dated as of October 29, 1997, among BB&T Corporation,
                BB&T Financial Corporation of Virginia and Life Bancorp, Inc. (included as Appendix I to the Proxy
                Statement/Prospectus)
      3(a)      Articles of Incorporation of BB&T Corporation, as amended (incorporated herein by reference to
                Exhibit No. 3(a) to the registrant's Annual Report on Form 10-K for the fiscal year ended
                December 31, 1996 and Exhibit No. 3(b) to the registrant's registration statement on Form S-3 filed
                May 23, 1997 (Registration No. 333-27755))
      3(b)      Bylaws of BB&T Corporation, as amended (incorporated herein by reference to Exhibit No. 3.2 to the registrant's registration statement on Form S-4 filed June 29, 1989 (Registration No. 33-29586) and
                Exhibit No. 3(c) to the registrant's registration statement on Form S-4 filed May 6, 1997 (Registration
                No. 333-26545))
      5         Opinion of Womble Carlyle Sandridge & Rice, PLLC
      8         Opinion of Womble Carlyle Sandridge & Rice, PLLC
     23(a)      Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibits 5 and 8)
     23(b)      Consent of Arthur Andersen LLP
     23(c)      Consent of Edmondson, LedBetter & Ballard, L.L.P.
     23(d)      Consent of Sandler O'Neill & Partners, L.P.

Exhibit No.                                            Description
-------------   ------------------------------------------------------------------------------------------
  24            Power of Attorney
      99(a)     Form of Life Bancorp, Inc. Proxy Card
      99(b)     Option Agreement, dated October 29, 1997, between BB&T Corporation and Life Bancorp, Inc.

     (b) Financial statement schedules: Not applicable.


Item 22. Undertakings

     A. The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on January 13, 1998.


                                        BB&T CORPORATION



                     By:  /s/ JERONE C. HERRING
                                             ----------------------------------

                                        Name: Jerone C. Herring

                                        Title: Executive Vice President and
Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on January 13, 1998.


   /s/ JOHN A. ALLISON IV*                 /s/ SCOTT E. REED*
----------------------------------      ----------------------------------
Name: John A. Allison IV                Name: Scott E. Reed
Title: Chairman of the Board and        Title: Senior Executive Vice President
    Chief Executive Officer             and Chief Financial Officer
    (principal executive officer)       (principal financial officer)
   /s/ SHERRY A. KELLETT*                  /s/ PAUL B. BARRINGER*
----------------------------------      ----------------------------------
Name: Sherry A. Kellett                 Name: Paul B. Barringer
Title: Executive Vice President         Title: Director
    and Controller
    (principal accounting officer)
   /s/ ALFRED E. CLEVELAND*                /s/ W. R. CUTHBERTSON, JR.*
----------------------------------      ----------------------------------
Name: Alfred E. Cleveland               Name: W. R. Cuthbertson, Jr.
Title: Director                         Title: Director
   /s/ RONALD E. DEAL*                     /s/ A. J. DOOLEY, SR.*
----------------------------------      ----------------------------------
Name: Ronald E. Deal                    Name: A. J. Dooley, Sr.
Title: Director                         Title: Director
   /s/ JOE L. DUDLEY, SR.*                 /s/ TOM D. EFIRD*
----------------------------------      ----------------------------------
Name: Joe L. Dudley, Sr.                Name: Tom D. Efird
Title: Director                         Title: Director
   /s/ PAUL S. GOLDSMITH*                  /s/ L. VINCENT HACKLEY*
----------------------------------      ----------------------------------
Name: Paul S. Goldsmith                 Name: L. Vincent Hackley
Title: Director                         Title: Director
   /s/ ERNEST F. HARDEE*                   /s/ JANE P. HELM*
----------------------------------      ----------------------------------
Name: Ernest F. Hardee                  Name: Jane P. Helm
Title: Director                         Title: Director

   /s/ RICHARD JANEWAY, M.D.*              /s/ J. ERNEST LATHEM, M.D.*
                                        ----------------------------------
----------------------------------
Name: Richard Janeway, M.D.             Name: J. Ernest Lathem, M.D.
Title: Director                         Title: Director
   /s/ JAMES H. MAYNARD*                   /s/ JOSEPH A. MCALEER, JR.*
----------------------------------      ----------------------------------
Name: James H. Maynard                  Name: Joseph A. McAleer, Jr.
Title: Director                         Title: Director
   /s/ ALBERT O. MCCAULEY*                 /s/ L. GLENN ORR. JR.*
----------------------------------      ----------------------------------
Name: Albert O. McCauley                Name: L. Glenn Orr, Jr.
Title: Director                         Title: Director
   /s/ RICHARD L. PLAYER, JR.*             /s/ C. EDWARD PLEASANTS, JR.*
----------------------------------      ----------------------------------
Name: Richard L. Player, Jr.            Name: C. Edward Pleasants, Jr.
Title: Director                         Title: Director
   /s/ NIDO R. QUBEIN*                     /s/ E. RHONE SASSER*
----------------------------------      ----------------------------------
Name: Nido R. Qubein                    Name: E. Rhone Sasser
Title: Director                         Title: Director
   /s/ JACK E. SHAW*                       /s/ HAROLD B. WELLS*
----------------------------------      ----------------------------------
Name: Jack E. Shaw                      Name: Harold B. Wells
Title: Director                         Title: Director

*By: /s/ JERONE C. HERRING
     -----------------------------
Name: Jerone C. Herring

Title: Attorney-in-Fact